Exhibit 99.1

Deutsche Bank

Interim Report as of September 30, 2016

Deutsche Bank

The Group at a glance

	Nine months ended
	Sep 30, 2016	Sep 30, 2015

Key financial information

Post-tax return on average shareholders’ equity	1.0%	(8.8) %

Post-tax return on average tangible shareholders’ equity	1.2%	(11.2) %

Cost/income ratio	89.1%	110.5%

Compensation ratio	39.4%	37.9%

Noncompensation ratio	49.7%	72.6%

Total net revenues, in EUR m.	22,946	26,883

Provision for credit losses, in EUR m.	891	576

Total noninterest expenses, in EUR m.	20,450	29,700

Adjusted Costs	18,552	19,640

Income (loss) before income taxes, in EUR m.	1,606	(3,393)

Net income (loss), in EUR m.	534	(4,647)

Basic earnings per share	€0.15	€(3.53)

Diluted earnings per share	€0.15	€(3.53)

Share price at period end	€11.57	€24.07

Share price high	€22.10	€33.42

Share price low	€9.90	€22.95

	Sep 30, 2016	Dec 31, 2015

Fully loaded CRR/CRD4 Leverage Ratio in %	3.5%	3.5%

CRR/CRD4 leverage exposure, in EUR bn.	1,354	1,395

Common Equity Tier 1 capital ratio (fully loaded)	11.1%	11.1%

Common Equity Tier 1 capital ratio (phase in)	12.6%	13.2%

Risk-weighted assets, in EUR bn.	385	397

Total assets, in EUR bn.	1,689	1,629

Shareholders’ equity, in EUR bn.	62	63

Book value per basic share outstanding	€44.42	€45.16

Tangible book value per basic share outstanding	€37.54	€37.90

Other Information
Branches Thereof: in Germany	2,712 1,807	2,790 1,827

Employees (full-time equivalent) Thereof: in Germany	101,115 45,457	101,104 45,757

Long-term senior debt rating Moody’s Investors Service Standard & Poor’s Fitch Ratings DBRS Ratings	Baa2 BBB+ A- A	A3 BBB+ A- A

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report

Operating and Financial Review – 2
Economic Environment – 2
Deutsche Bank Performance – 3
Consolidated Results of Operations – 4
Segment Results of Operations – 6
Corporate Divisions – 10
Financial Position – 24
Related Party Transactions – 26
Management and Supervisory Board – 27
Events after the Reporting Period – 27

Strategy – 28

Outlook – 29
The Global Economy – 29
The Banking Industry – 30
The Deutsche Bank Group – 31
Our Business Segments – 33

Risks and Opportunities – 35

Risk Report – 37
Introduction – 37
Risk and Capital Overview – 39
Risk and Capital Performance – 43
Leverage Ratio – 52
Credit Risk Exposure – 54
Asset Quality – 59
Market Risk – 64
Operational Risk – 66
Liquidity Risk – 67

Confirmations

Review Report – 70

Consolidated Financial Statements

Consolidated Statement of Income – 71
Consolidated Statement of Comprehensive Income – 72
Consolidated Balance Sheet – 73
Consolidated Statement of Changes in Equity – 74
Consolidated Statement of Cash Flows – 76

Notes to the Consolidated Financial Statements

Basis of Preparation – 78
Impact of Changes in Accounting Principles – 79
Segment Information – 82
Information on the Consolidated Income Statement – 85
Information on the Consolidated Balance Sheet – 88
Other Financial Information – 124

Other Information

Non-GAAP Financial Measures – 128
Impressum – 133

Deutsche Bank	1 – Management Report	2
Interim Report as of September 30, 2016

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth ( %)[1]	Sep 30, 2016	Jun 30, 2016	Main driver

Global Economy	3.2%[2]	3.2%	Global economic growth is expected to remain weak given disappointing
Thereof:			global trade, high levels of debt and structural deficits.
Industrialized countries	1.3%[2]	1.4%	Growth is expected to slow slightly in the industrialized countries
Emerging markets	4.9%[2]	4.8%	while picking up slightly in emerging markets.

Eurozone Economy	1.6%[2]	1.6%	The EUR appreciation since the start of 2016 and global economy further weakened in the third quarter of 2016. The strength of these factors is likely to roughly match the supportive effects of the low oil price, higher government expenditure and extremely expansionary monetary policy.
Thereof: German economy	1.7%[2]	1.7%	Solid private and public consumption, but external headwinds.

U.S. Economy	1.1%[2]	1.3%	The strong U.S. dollar has a negative effect on export-oriented companies and weak oil prices are a burden on the energy sector. Solid development in consumption remains supportive to growth.

Japanese Economy	0.5%[2]	0.8%	Softening in domestic economy likely to outweigh moderate stimuli from abroad.

Asian Economy[3]	6.2%[2]	6.2%	Export demand has probably emerged from its low.
Thereof: Chinese Economy	6.7%	6.7%	Growth remained unchanged in the third quarter of 2016. Sector wise, the first and tertiary grew slightly faster and the second sector grew slightly weaker compared to the second quarter of 2016.

[1]	Sources: National Authorities unless stated otherwise.
[2]	Sources: Deutsche Bank Research Forecasts.
[3]	Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

In the eurozone, banks increased lending to the private sector by around 1 % year on year in the third quarter of 2016. The sole reason for this, however, was the growth in household lending, whereas corporate lending actually contracted slightly despite the European Central Bank’s new Targeted longer-term refinancing operations (TLTROs) framework. At the same time, interest margins remained under considerable pressure and narrowed by some 8 % year on year. The volume of household and corporate deposits continued to expand and rose by about 4%. Due to the low interest rate environment, overnight deposits have grown strongly as a proportion of total deposits over the past few years. This share has now reached 54%.

In Germany, traditional banking business with the private sector again performed much better than the eurozone average: corporate lending rose by nearly 2%, while household lending grew by 3%. The latter increase was due not only to the continued strong mortgage business but also the sustained expansion in consumer lending.

3	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

In the U.S., the banking sector environment for banks remained positive thanks to the moderate economic upturn. Mortgage lending has picked up again somewhat and rose more than 7 % year on year. Corporate and consumer lending also increased at high single-digit rates. On the liabilities side, growth in bank deposits has also accelerated slightly compared to previous quarters, to about 4.5%.

In Japan, growth in loan and deposit-taking business with the private sector was stable. While lending volumes rose by over 2%, banks managed to record an increase in deposits of almost 5%.

In China, corporate lending slowed once more, while household lending expanded significantly. Private-sector deposits continued to grow at low double-digit rates.

Deutsche Bank Performance

In the third quarter of 2016 Deutsche Bank continued to experience a challenging revenue environment in most of the divisions. Late in the third quarter and extending into the early days of the fourth quarter of 2016, we experienced headwinds in the markets against the backdrop of negative market perception concerning Deutsche Bank, in particular relating to our major litigation and enforcement matters and potential costs of their resolution. This depressed revenues and led to asset outflows in some of our businesses. Revenues in the third quarter 2015 were impacted by an impairment related to our Hua Xia Bank Co. Ltd. stake. Noninterest expenses were significantly lower than the third quarter 2015 mainly due to the non-recurrence of the impact from impairment related to goodwill and other intangible assets and higher litigation charges. We remain committed to substantial restructuring in 2016 and focused on execution of our strategy. We have made significant progress with the implementation of strategic decisions and continue to invest in strengthening further our control infrastructure. In addition, we have made considerable progress in our continued de-risking strategy.

The financial Key Performance Indicators (KPIs) of the Group for the first nine months are detailed in the table below:

Group Key Performance Indicators	Sep 30, 2016	Sep 30, 2015
Net revenues	€ 22.9 bn	€ 26.9 bn
Income (loss) before income taxes	€ 1.6 bn	€ (3.4) bn
Net income (loss)	€ 0.5 bn	€ (4.6) bn
Post-tax return on average tangible shareholders’ equity [1]	1.2%	(11.2%)
Post-tax return on average shareholder’s equity [1]	1.0%	(8.8%)
Adjusted costs [2]	€ 18.6 bn	€ 19.6 bn
Cost/income ratio [3]	89.1%	110.5%
Risk-weighted assets	€ 384.7 bn	€ 407.6 bn
CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [4]	11.1%[5]	11.5%
Fully loaded CRR/CRD 4 leverage ratio [6]	3.5%	3.6%
[1]	Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.
[2]	Total noninterest expenses excluding impairment of goodwill and other intangible assets, litigation, policyholder benefits and claims and restructuring and severances For further information, please refer to “Supplementary Information: Non-GAAP Financial Measures” of the report.
[3]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.
[5]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016.
[6]	Further detail on the calculation of this ratio is provided in the Risk Report.

Deutsche Bank	1 – Management Report	4
Interim Report as of September 30, 2016

Consolidated Results of Operations

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:
Thereof:
GM	2,588	2,344	243	10	7,826	9,355	(1,529)	(16)
CIB	1,963	1,988	(24)	(1)	5,676	6,277	(601)	(10)
PW&CC	1,740	1,450	290	20	5,338	5,633	(296)	(5)
Deutsche AM	823	633	190	30	2,220	2,151	69	3
Postbank	779	837	(58)	(7)	2,542	2,497	45	2
NCOU	(191)	236	(427)	N/M	(524)	854	(1,378)	N/M
C&A	(209)	(158)	(51)	32	(132)	115	(247)	N/M

Total net revenues	7,493	7,330	163	2	22,946	26,883	(3,937)	(15)

Provision for credit losses	327	207	120	58	891	576	314	55

Noninterest expenses:

Compensation and benefits	2,894	3,309	(415)	(13)	9,047	10,189	(1,142)	(11)

General and administrative expenses	3,490	4,171	(681)	(16)	10,447	13,575	(3,128)	(23)

Policyholder benefits and claims	167	(29)	196	N/M	285	134	151	113

Impairment of goodwill and other intangible assets	(49)	5,770	(5,820)	N/M	236	5,770	(5,535)	(96)

Restructuring activities	45	2	43	N/M	435	31	404	N/M

Total noninterest expenses	6,547	13,224	(6,676)	(50)	20,450	29,700	(9,250)	(31)

Income (loss) before income taxes	619	(6,101)	6,720	N/M	1,606	(3,393)	4,999	N/M

Income tax expense (benefit)	340	(77)	417	N/M	1,071	1,254	(183)	(15)

Net income (loss)	278	(6,024)	6,302	N/M	534	(4,647)	5,182	N/M

N/M – Not meaningful

2016 to 2015 Three Months Comparison

The third quarter 2016 saw an improved momentum and strong performance in the market sensitive businesses, however a deteriorating interest rate environment, compounded by the implementation of our strategic decisions impacted our net revenues. This was largely offset by lower goodwill and other impairments and lower litigation charges compared to the third quarter 2015.

Group net revenues in the third quarter of 2016 increased marginally by € 163 million, or 2 % to € 7.5 billion. This increase was mainly from strong performance in market sensitive businesses such as Global Markets (GM) and Corporate Finance offset by a decline in revenues from businesses sensitive to interest rate like Transaction Banking, Private Wealth & Commercial Clients (PW&CC) and Postbank (PB). Net revenues were also impacted by losses resulting from ongoing de-risking in the Non-Core Operations Unit (NCOU) partly offset by mark to market movements on policyholder positions in Abbey Life, included in Deutsche Asset Management (AM). Net revenues in GM increased mainly due to strong performance in Sales and Trading (Debt) partly offset by lower volumes in Sales and Trading (Equity) primarily from lower client volumes and lower average customer balances. Net revenues in PW&CC increased primarily due to the non-recurrence of impairments in Hua Xia Bank Co. Ltd. recorded in the third quarter 2015, partly offset by a decline in revenues from Private & Commercial Clients (PCC) due to the low interest rate environment and reduced client activity.

Provisions for credit losses were € 327 million in the third quarter of 2016, an increase of € 120 million, or 58%, compared to the same period in 2015. This mainly resulted from higher provisions in Corporate & Investment Banking (CIB) among others reflecting the continued market weakness of the shipping and oil and gas industry sectors.

5	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Noninterest expenses were € 6.5 billion in the third quarter of 2016, a decrease of € 6.7 billion, or 50 % as compared to the third quarter of 2015. The significant reduction was primarily driven by the non-recurrence of an impairment of € 5.8 billion in goodwill and other intangible assets in our former CB&S and PBC operating segments and provisions for regulatory and litigation matters of € 1.2 billion recorded in the third quarter 2015. Compensation and benefits amounted to € 2.9 billion, down by € 415 million or 13%, mainly driven by lower variable compensation partially offset by higher fixed compensation. General and administrative expenses were € 3.5 billion, down by € 681 million or 16 % compared to the third quarter of 2015, mainly due to lower litigation charges partly offset by higher IT costs. Noninterest expenses were further influenced by an increase in policyholder benefits and claims and an increase in restructuring costs.

Income before income taxes was € 619 million in the third quarter of 2016 versus a loss of € 6.1 billion in the third quarter of 2015. The improvement is mainly attributable to the non-recurrence of the impairment of goodwill and other intangible assets and of the Hua Xia Bank Co. Ltd. stake of € 6.4 billion charged in the third quarter of 2015.

Net income in the third quarter 2016 was € 278 million, compared to a net loss of € 6.0 billion in the third quarter 2015. Income tax expense in the third quarter 2016 was € 340 million versus an income tax benefit of € 77 million in the third quarter of 2015. The effective tax rate of 55% (third quarter of 2015: 1%) was mainly impacted by non-tax deductible litigation charges.

2016 to 2015 Nine Months Comparison

The first nine months of 2016 were impacted by a challenging market environment, lower client activities, unfavorable macro-economic and geopolitical conditions and the implementation of strategic decisions. This has resulted in lower net revenues compared to the first nine months of 2015, which included impairment charge on our investment in Hua Xia Bank Co. Ltd. Noninterest expenses decreased significantly, mainly driven by the non-recurrence of goodwill and other intangible impairments, litigation and compensation costs as well as disposal activities.

Group net revenues in the first nine months of 2016 decreased by € 4.0 billion, or 15%, to € 22.9 billion compared to € 26.9 billion in the first nine months of 2015. Revenues were impacted mainly by challenging market conditions, higher volatility and lower client activity particularly in GM, Corporate Finance and Deutsche AM. The low interest rate environment impacted the revenues for Transaction Banking, PW&CC and Postbank. In the first nine months 2015, net revenues in PW&CC included the aforementioned impairments in Hua Xia Bank Co. Ltd. Revenues in NCOU were lower mainly driven by derisking losses and asset sales partly offset by the positive net effect arising from valuation adjustments and mark to market impacts, as compared to the first nine months of 2015.

Provisions for credit losses were € 891 million in the first nine months of 2016, an increase of € 314 million, or 55%, compared to the same period in 2015. This mainly resulted from higher provisions in CIB and GM reflecting the continued market weakness of the shipping industry sector and lower commodity prices within the metals and mining sector, along with higher provisions for IAS 39 reclassified assets within our European mortgage portfolios recorded in NCOU. These increases were partly offset by lower provisions in PW&CC as well as in Postbank among others reflecting the quality of the retail loan portfolio and the benign economic environment.

Noninterest expenses were € 20.5 billion in the first nine months of 2016, a decrease of € 9.2 billion, or 31%, compared to the same period in 2015. The reduction in noninterest expenses was mainly driven by the non-recurrence of an impairment of € 5.8 billion in goodwill and other intangible assets in our former CB&S and PBC operating segments and provisions for regulatory and litigation matters of € 1.2 billion recorded in the third quarter 2015. Compensation and benefits amounted to € 9.0 billion, a decrease by € 1.1 billion or 11 % mainly driven by lower variable compensation partially offset by higher fixed compensation. General and administrative expenses were € 10.4 billion, a decline of € 3.1 billion, or 23%, mainly driven by lower litigation costs, partially offset by higher IT costs. Noninterest expenses were further impacted by an increase in restructuring and severance costs of € 404 million and by an increase in policyholder benefits and claims.

Deutsche Bank	1 – Management Report	6
Interim Report as of September 30, 2016

Group income before income taxes was € 1.6 billion in the first nine months of 2016 versus a loss of € 3.4 billion in the first nine months of 2015. This increase was predominantly driven by impairment of goodwill and other intangibles recorded in 2015 and lower litigation costs, partly offset by lower revenues due to challenging market conditions.

Net income for the first nine months of 2016 was € 534 million compared to a loss of € 4.6 billion in the first nine months of 2015. Income tax expense was € 1.1 billion in the first nine months of 2016 against € 1.3 billion in the comparative period. The effective tax rate of 67% (first nine months of 2015: negative 37%) was mainly impacted by non-tax deductible goodwill impairment, litigation charges and tax effects related to share based payments.

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2016 and September 30, 2015. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

						Three months ended Sep 30, 2016

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	2,588	1,963	1,740	823	779	(191)	(209)	7,493

Provision for credit losses	30	176	57	0	45	17	2	327

Noninterest expenses:

Compensation and benefits	454	414	635	153	332	13	895	2,894

General and administrative expenses	1,733	713	938	275	334	367	(869)	3,490

Policyholder benefits and claims	0	0	0	167	0	0	0	167

Impairment of goodwill and other intangible assets	0	0	0	0	0	(49)	0	(49)

Restructuring activities	20	19	(7)	12	0	0	0	45

Total noninterest expenses	2,206	1,147	1,566	608	665	330	26	6,547

Noncontrolling interests	22	0	(0)	0	0	(0)	(22)	0

Income (loss) before income taxes	330	640	117	216	68	(538)	(215)	619

Cost/income ratio (in %)	85	58	90	74	85	N/M	N/M	87

Assets	1,106,758	189,748	196,090	26,404	141,184	11,157	17,608	1,688,951

Risk-weighted assets (CRD 4 – fully loaded)	163,899	82,256	48,720	13,273	44,757	17,768	14,027	384,701

CRD 4 leverage exposure measure (spot value at reporting date)	705,187	265,096	202,623	4,327	146,343	15,189	15,484	1,354,248

Average shareholder’s equity	25,092	12,098	8,805	6,222	6,084	4,027	(321)	62,008

Post-tax return on average tangible shareholders’ equity (in %) [1]	3.7	15.4	4.2	33.3	3.1	N/M	N/M	2.0

Post-tax return on average shareholders’ equity (in %) [1]	3.4	13.8	3.5	9.1	2.9	N/M	N/M	1.6

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 55%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

7	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

	Three months ended Sep 30, 2015

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	2,344	1,988	1,450	633	837	236	(158)	7,330

Provision for credit losses	0	90	54	1	64	(0)	(1)	207

Noninterest expenses:

Compensation and benefits	559	532	641	218	329	17	1,013	3,309

General and administrative expenses	2,216	953	885	301	332	410	(926)	4,171

Policyholder benefits and claims	0	0	0	(29)	0	0	0	(29)

Impairment of goodwill and other intangible assets	1,568	600	1,006	0	2,597	0	0	5,770

Restructuring activities	2	1	(1)	0	0	(0)	(1)	2

Total noninterest expenses	4,345	2,086	2,531	491	3,258	427	86	13,224

Noncontrolling interests	(13)	0	(0)	(0)	0	1	12	0

Income (loss) before income taxes	(1,989)	(188)	(1,135)	142	(2,486)	(192)	(255)	(6,101)

Cost/income ratio (in %)	185	105	175	78	N/M	N/M	N/M	180

Assets	1,184,485	139,238	174,773	32,398	135,404	29,054	24,022	1,719,374

Risk-weighted assets (CRD 4 – fully loaded)	166,774	87,839	49,936	6,370	42,423	39,831	14,452	407,626

CRD 4 leverage exposure measure (spot value at reporting date)	723,423	293,153	186,985	5,896	140,862	54,553	15,406	1,420,276

Average shareholder’s equity	25,263	12,973	10,950	5,698	8,183	5,891	75	69,034

Post-tax return on average tangible shareholders’ equity (in %) [1]	(23.1)	(4.3)	(35.8)	42.7	(121.0)	N/M	N/M	(43.9)

Post-tax return on average shareholders’ equity (in %) [1]	(20.3)	(3.7)	(26.8)	6.4	(78.5)	N/M	N/M	(34.8)

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 1%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

Deutsche Bank	1 – Management Report	8
Interim Report as of September 30, 2016

	Nine months ended Sep 30, 2016

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	7,826	5,676	5,338	2,220	2,542	(524)	(132)	22,946

Provision for credit losses	84	427	160	1	121	96	1	891

Noninterest expenses:

Compensation and benefits	1,372	1,352	1,894	463	1,025	45	2,897	9,047

General and administrative expenses	5,163	2,357	2,804	879	1,028	1,083	(2,867)	10,447

Policyholder benefits and claims	0	0	0	285	0	0	0	285

Impairment of goodwill and other intangible assets	285	0	0	0	0	(49)	0	236

Restructuring activities	122	152	113	44	0	4	(0)	435

Total noninterest expenses	6,942	3,861	4,811	1,671	2,052	1,083	30	20,450

Noncontrolling interests	46	0	0	0	0	(0)	(47)	0

Income (loss) before income taxes	753	1,387	367	549	369	(1,703)	(116)	1,606

Cost/income ratio (in %)	89	68	90	75	81	N/M	N/M	89

Assets	1,106,758	189,748	196,090	26,404	141,184	11,157	17,608	1,688,951

Risk-weighted assets (CRD 4 – fully loaded)	163,899	82,256	48,720	13,273	44,757	17,768	14,027	384,701

CRD 4 leverage exposure measure (spot value at reporting date)	705,187	265,096	202,623	4,327	146,343	15,189	15,484	1,354,248

Average shareholder’s equity	24,504	12,036	9,057	6,311	5,903	4,560	(79)	62,292

Post-tax return on average tangible shareholders’ equity (in %) [1]	2.9	11.1	4.3	30.1	5.8	N/M	N/M	1.2

Post-tax return on average shareholders’ equity (in %) [1]	2.7	10.0	3.5	7.6	5.5	N/M	N/M	1.0

N/M – Not meaningful

[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 67%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

9	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

	Nine months ended Sep 30, 2015

in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated

Net revenues	9,355	6,277	5,633	2,151	2,497	854	115	26,883

Provision for credit losses	7	179	208	1	147	34	0	576

Noninterest expenses:

Compensation and benefits	1,840	1,672	1,935	603	1,005	66	3,067	10,189

General and administrative expenses	6,754	2,690	2,733	903	1,032	2,130	(2,665)	13,575

Policyholder benefits and claims	0	0	0	134	0	0	0	134

Impairment of goodwill and other intangible assets	1,568	600	1,006	0	2,597	0	0	5,770

Restructuring activities	24	7	(1)	(0)	0	2	(1)	31

Total noninterest expenses	10,186	4,969	5,672	1,639	4,634	2,198	401	29,700

Noncontrolling interests	25	(0)	0	(1)	0	1	(26)	0

Income (loss) before income taxes	(863)	1,130	(247)	511	(2,285)	(1,379)	(260)	(3,393)

Cost/income ratio (in %)	109	79	101	76	186	N/M	N/M	110

Assets	1,184,485	139,238	174,773	32,398	135,404	29,054	24,022	1,719,374

Risk-weighted assets (CRD 4 – fully loaded)	166,774	87,839	49,936	6,370	42,423	39,831	14,452	407,626

CRD 4 leverage exposure measure (spot value at reporting date)	723,423	293,153	186,985	5,896	140,862	54,553	15,406	1,420,276

Average shareholder’s equity	24,683	12,459	10,563	5,620	8,393	7,012	1,717	70,447

Post-tax return on average tangible shareholders’ equity (in %) [1]	(3.3)	8.8	(2.6)	52.4	(35.4)	N/M	N/M	(11.2)

Post-tax return on average shareholders’ equity (in %) [1]	(3.0)	7.8	(2.0)	7.8	(23.4)	N/M	N/M	(8.8)

N/M	– Not meaningful
[1]	The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was negative 37%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 35%.

Deutsche Bank	1 – Management Report	10
Interim Report as of September 30, 2016

Corporate Divisions

Global Markets (GM)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:

Sales & Trading (equity)	603	632	(30)	(5)	2,074	2,780	(706)	(25)

Sales & Trading (debt and other products)	2,067	1,818	248	14	5,959	6,970	(1,011)	(15)

Sales & Trading	2,669	2,450	219	9	8,033	9,750	(1,717)	(18)

Other	(82)	(106)	25	(23)	(207)	(395)	188	(48)

Total net revenues	2,588	2,344	243	10	7,826	9,355	(1,529)	(16)

Provision for credit losses	30	0	29	N/M	84	7	78	N/M

Noninterest expenses:

Compensation and benefits	454	559	(106)	(19)	1,372	1,840	(468)	(25)

General and administrative expenses	1,733	2,216	(483)	(22)	5,163	6,754	(1,591)	(24)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	1,568	(1,568)	N/M	285	1,568	(1,283)	(82)

Restructuring activities	20	2	17	N/M	122	24	98	N/M

Total noninterest expenses	2,206	4,345	(2,139)	(49)	6,942	10,186	(3,244)	(32)

Noncontrolling interests	22	(13)	35	N/M	46	25	21	83

Income (loss) before income taxes	330	(1,989)	2,318	N/M	753	(863)	1,616	N/M

N/M – Not meaningful

2016 to 2015 Three Months Comparison

In the third quarter of 2016 Global Markets net revenues were € 2.6 billion, an increase of € 243 million or 10 % compared to the third quarter of 2015. We saw particular strength in our Rates and Credit businesses. However certain other businesses saw lower client activity year on year, particularly Equities due to lower industry volumes and client deleveraging.

Sales & Trading (debt and other products) net revenues were € 2.1 billion, an increase of € 248 million, or 14 % compared to the prior year quarter. Foreign Exchange revenues were in line with the prior year quarter. Rates revenues were significantly higher driven by strong performance in Europe with robust deal flow in interest rate swaps with both corporate and public sector clients. Credit revenues were significantly higher driven by robust deal execution in the financing and lending businesses, whilst the credit trading businesses benefitted from higher flow activity and improved market conditions. The business also recorded higher revenues from China onshore investments. Emerging Markets revenues were significantly lower driven by lower client flow, rationalization of our country presence and macro uncertainty. Asia Pacific Local Markets revenues were significantly lower compared to a strong prior year quarter due to less favorable conditions in Asia.

11	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Sales & Trading (equity) generated net revenues of € 603 million, a decrease of € 30 million, or 5 % compared to the prior year quarter. Cash Equities revenues were lower, mainly reflecting lower client volumes. Equity Derivatives revenues were significantly higher compared to a challenging prior year quarter. Prime Finance revenues were lower, mainly reflecting the impact of higher funding costs and lower average customer balances.

Other revenues were negative € 82 million in the third quarter of 2016, compared to negative € 106 million in the third quarter of 2015. Other revenues included transfers from and to Corporate & Investment Banking related to client coverage and product distribution, as well as three valuation adjustment items. First, a mark-to-market loss of € 2 million (2015: a gain of € 82 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) gain of € 4 million (2015: a loss of € 8 million). Third, a gain of € 47 mil-lion (2015: a loss of € 13 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, Global Markets recorded a net charge of € 30 million (no charge in 2015), driven by a small number of exposures in various industries.

Noninterest expenses were € 2.2 billion, a decrease of € 2.1 billion compared to the prior year quarter, which included a goodwill impairment of € 1.6 billion. The remaining decrease was mainly due to lower litigation charges and compensation and benefit costs.

Income before income taxes was a gain of € 330 million (2015: loss of € 2.0 billion). The increase was mainly driven by the goodwill impairment in 2015, lower litigation charges and higher revenues in 2016.

2016 to 2015 Nine Months Comparison

In the first nine months of 2016, Global Markets performance was impacted by a challenging market environment and macroeconomic uncertainty, in particular in the first half of the year. Revenues also reflected the impact of the implementation of several Strategy 2020 initiatives, including de-risking and geographical footprint rationalization. Net revenues were € 7.8 billion, a decrease of € 1.5 billion or 16%.

Sales & Trading (debt and other products) net revenues were € 6.0 billion in the first nine months of 2016, a decrease of € 1.0 billion, or 15%. Foreign Exchange revenues were lower compared to the strong performance in the first nine months of 2015. Rates revenues were slightly higher, with solid performance in the third quarter of 2016 particularly in Europe. Credit revenues were lower with challenging market conditions impacting flow businesses in the first half of the year, while financing products continued to perform well. Revenues were also impacted by de-risking in high risk-weight Securitized Trading under Strategy 2020. Revenues in Emerging Markets were significantly lower driven by country exits as part of Strategy 2020 implementation and a weak environment impacted by macro uncertainty. Asia Pacific Local Markets revenues were significantly lower due to a difficult environment in Asia.

Sales & Trading (equity) generated net revenues of € 2.1 billion, a decrease of € 706 million, or 25%. Cash Equities revenues were lower, mainly driven by lower client volumes. Equity Derivatives revenues decreased significantly due to lower client activity following macro uncertainty and more challenging market conditions. Revenues in Prime Finance were slightly lower due to lower client balances, lower client activity and higher funding costs.

Deutsche Bank	1 – Management Report	12
Interim Report as of September 30, 2016

Other revenues were negative € 207 million (2015: negative € 395 million). Other revenues included transfers from and to Corporate & Investment Banking related to client coverage and product distribution, as well as three valuation adjustment items totaling a gain of € 194 million. First, a mark-to-market gain of € 64 million (2015: a gain of € 162 mil-lion) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) loss of € 108 million (2015: a loss of € 202 million including a negative impact of € 84 million due to a calculation refinement). Third, a gain of € 239 million (2015: a gain of € 79 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provisions for credit losses, Global Markets recorded a net charge of € 84 million (2015: net charge of € 7 million), mainly driven by the metals and mining industry, concentrated in one large exposure.

Noninterest expenses were € 6.9 billion, a decrease of € 3.2 billion, or 32%. This decrease was primarily due to a reduction of € 1.9 billion in litigation costs and lower goodwill impairments. The third quarter of 2015 included the aforementioned goodwill impairment of € 1.6 billion. In the second quarter of 2016 the Fund Solutions and Certificates and Warrants businesses were transferred to Global Markets from Deutsche Asset Management. As part of the transferred businesses from Deutsche Asset Management, goodwill was also re-assigned to Global Markets based on relative values in accordance with IFRS. The subsequent impairment review led to an impairment loss of € 285 million in Global Markets. Compensation and benefit costs also decreased compared to first nine months 2015.

Income before income taxes was € 753 million (2015: loss of € 863 million). The increase was mainly driven by the reduction in litigation charges in the current year period and the impairment of goodwill in 2015. It was partly offset by lower revenues.

13	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Corporate & Investment Banking Corporate Division (CIB)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:

Trade Finance & Cash
Management Corporates	690	713	(24)	(3)	1,982	2,092	(110)	(5)

Institutional Cash & Securities Services	453	484	(31)	(6)	1,393	1,386	6	0

Equity Origination	88	79	9	12	276	536	(260)	(49)

Debt Origination	391	376	15	4	1,094	1,282	(188)	(15)

Advisory	142	181	(39)	(21)	367	471	(104)	(22)

Loan products & Other	201	156	44	28	566	511	55	11

Total net revenues	1,963	1,988	(24)	(1)	5,676	6,277	(601)	(10)

Provision for credit losses	176	90	87	96	427	179	248	139

Noninterest expenses:

Compensation and benefits	414	532	(118)	(22)	1,352	1,672	(320)	(19)

General and administrative expenses	713	953	(240)	(25)	2,357	2,690	(333)	(12)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	600	(600)	N/M	0	600	(600)	N/M

Restructuring activities	19	1	18	N/M	152	7	145	N/M

Total noninterest expenses	1,147	2,086	(939)	(45)	3,861	4,969	(1,107)	(22)

Noncontrolling interests	0	0	0	22	0	(0)	0	N/M

Income (loss) before income taxes	640	(188)	828	N/M	1,387	1,130	257	23

N/M – Not meaningful

2016 to 2015 Three Months Comparison

The third quarter of 2016 saw improved momentum, specifically within Corporate Finance where revenues were up compared to a weaker third quarter of 2015. Transaction Banking revenues, while down slightly on 2015, continue to be resilient in the face of low interest rates and the impact from strategic initiatives.

Net revenues of € 2 billion decreased € 24 million against the prior year quarter. Trade Finance & Cash Management Corporates revenues decreased € 24 million, or 3%. The performance of the business continues to be impacted by the low interest environment and depressed loan trade volumes, though these were partially offset by securitization related reimbursements in the cash lending business. Institutional Cash and Securities Services revenues were lower by € 31 million or 6%, though the decrease was primarily driven by year on year timing differences from client depository receipt income, and internal funding policy changes (net neutral to the Group). Equity Origination increased 12 % against a weak prior year quarter, with September specifically seeing an increase in Equity issuance/activity levels. Debt Origination revenue increased € 15 million or 4 % year-on-year. The low interest rate environment continued to drive investor demand for higher yielding assets, coupled with strong Investment Grade Bond issuance levels. Advisory revenues saw an improvement from the second quarter, benefitting from early closure of certain transactions and a stronger pipeline, but decreased 21 % year-on-year against what was a very strong third quarter of 2015.

Provisions for credit losses increased € 87 million to € 176 million for the quarter. The continued credit deterioration in the shipping industry drove the majority of the increase, while further provisions were taken on oil and gas names in addition to those taken earlier in the year

Deutsche Bank	1 – Management Report	14
Interim Report as of September 30, 2016

Noninterest expenses decreased € 939 million or 45 % year-on-year. Prior year numbers included more than € 780 million of intangible impairments and litigation. Adjusting for these items, third quarter 2016 expenses decreased € 159 million or 12%. Lower compensation costs continue to drive majority of the improvement, though a 12 % reduction in non-compensation direct costs contributed € 28 million.

Income before income taxes of € 640 million increased € 828 million from 2015. Adjusting for the significant items detailed above, performance was materially flat year-on-year. The reduction in noninterest expenses being offset by increased provisions for credit losses, with revenues remaining stable.

2016 to 2015 Nine Months Comparison

The first nine months of 2016 have seen a decrease in revenues for the division. Corporate Finance revenues have been negatively impacted by lower levels of client activity driven by unfavorable macro-economic and geopolitical conditions, while Transaction Banking revenues have remained resilient. Progress continues to be made on the reduction of noninterest expenses, even after excluding significant goodwill impairments and litigation items in 2015. Finally we have experienced substantial increases in provisions for credit losses driven by the shipping, and metals and mining sectors, which continue to be affected by adverse macro-economic developments.

Net revenues of € 5.7 billion decreased by € 601 million, or 10%. Within Transaction Banking, Trade Finance & Cash Management Corporates revenues decreased € 110 million, or 5%. The Cash business within the Eurozone area continues to be impacted by negative rates and high margin pressure, and Asia Pacific has suffered from depressed trade volumes. Institutional Cash and Securities Services performance is flat compared to 2015, the Institutional Cash business benefitting from the interest rate environment in the US, and mitigating the reduction in revenues from Securities Services. Corporate Finance has narrowed the drop off in revenues during the third quarter, but despite this, revenues were 18 % lower than 2015. Equity Origination was the largest driver, with a reduction of € 260 million or 49 % for the nine months period. A number of equity issuances have come to the market in the third quarter, though the fee pool is still down over 30 % year-on-year. Debt Origination decreased 15 % driven by a weak first quarter on the back of reduced investor demand for leveraged financing. The remainder of the period has seen increased activity, with revenues remaining largely stable to 2015. Advisory revenues decreased 22%, as a reduction in announced volumes of 22 % year-on-year has impacted the deal pipeline. Loan products and Other revenues increased € 55 million or 11%, as a result of corporate lending activity as well as transfers to and from Global Markets.

Provisions for credit losses increased by € 248 million, or 139 % for the nine months period, driven by continued provisioning on exposures in shipping, and metals and mining.

Noninterest expenses of € 3.9 billion declined by € 1.1 billion, or 22 % year-on-year. Excluding a 2015 goodwill impairment of € 600 million and litigation provisions of € 325 million, 2016 nine months period noninterest expenses decreased € 190 million, or 5%, despite an increase of € 145 million in restructuring costs. Reduced fixed and variable compensation are driving the favorable comparison, in addition to an ongoing management of noncompensation costs, as evidenced by the third quarter reduction.

Income before income taxes of € 1.4 billion is up € 257 million, or 23%, with significant items recorded in 2015 referenced above driving the improvement. Excluding these significant items recorded in 2015, performance has declined year-on-year, with reduced costs only partially offsetting the slowdown of revenues and an increase in provisions for credit losses.

15	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Private, Wealth & Commercial Clients Corporate Division (PW&CC)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:

Credit products	570	540	30	5	1,668	1,606	62	4

Deposit products	269	326	(57)	(17)	869	1,009	(140)	(14)

Investment & insurance products	247	313	(66)	(21)	812	1,026	(214)	(21)

Payments, cards & account products	143	150	(7)	(4)	420	442	(22)	(5)

Other products	35	125	(90)	(72)	222	193	29	15

Total Private & Commercial Clients (PCC)	1,264	1,454	(190)	(13)	3,991	4,276	(285)	(7)

Net interest revenues	203	200	3	1	616	600	16	3

Management Fees	156	177	(20)	(11)	510	570	(60)	(11)

Performance & Transaction Fees	90	119	(29)	(25)	283	402	(119)	(30)

Other revenues	48	5	43	N/M	75	22	53	N/M

Total Wealth Management (WM)	497	501	(4)	(1)	1,485	1,595	(110)	(7)

Hua Xia	(20)	(504)	484	(96)	(138)	(237)	99	(42)

Total net revenues	1,740	1,450	290	20	5,338	5,633	(296)	(5)

Provision for credit losses	57	54	3	5	160	208	(48)	(23)

Noninterest expenses:

Compensation and benefits	635	641	(6)	(1)	1,894	1,935	(41)	(2)

General and administrative expenses	938	885	53	6	2,804	2,733	71	3

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	1,006	(1,006)	N/M	0	1,006	(1,006)	N/M

Restructuring activities	(7)	(1)	(6)	N/M	113	(1)	114	N/M

Total noninterest expenses	1,566	2,531	(965)	(38)	4,811	5,672	(862)	(15)

Noncontrolling interests	(0)	(0)	0	N/M	0	0	0	N/M

Income (loss) before income taxes	117	(1,135)	1,252	N/M	367	(247)	614	N/M

N/M – Not meaningful

2016 to 2015 Three Months Comparison

PW&CC’s business environment remained challenging in the third quarter of 2016 with the persistent low interest rate environment and the continued volatile markets which led to reduced activity of our clients. PW&CC completed the sale of its Private Client Services (PCS) unit in the U.S. to Raymond James Financial, Inc. on September 6, 2016 resulting in a gain on sale partly offset by deconsolidation effects in the third quarter of 2016. Compared to the third quarter 2015 PW&CC’s results increased as the prior year quarter was burdened by € 1.0 billion goodwill impairments as well as a € 505 million negative impact of PW&CC’s stake in Hua Xia Bank Co. Ltd., resulting from a € 649 million impairment of the carrying value partly offset by regular equity pick-ups on the stake.

Deutsche Bank	1 – Management Report	16
Interim Report as of September 30, 2016

Net revenues in PW&CC of € 1.7 billion increased by € 290 million, or 20%, compared to the prior year quarter, primarily driven by the non-recurrence of an impairment related to the stake in Hua Xia Bank Co. Ltd. recorded in the third quarter of 2015. The third quarter 2016 included a negative valuation impact on Hua Xia Bank Co. Ltd. of € 20 million. In the Private & Commercial Client (PCC) businesses, revenues declined by € 190 million, or 13%. Almost half of the decline was attributable to Other product revenues, as the third quarter of 2015 included a € 101 million dividend payment received subsequent to an investee’s sales transaction. The ongoing turbulent market environment led to continued reduced activity of our clients resulting in a decrease in Investment & insurance product revenues of € 66 million, or 21%. Net revenues from Deposit products declined by € 57 million, or 17%, driven by the ongoing low interest rate environment. These revenue declines were partly mitigated by an increase in Credit product revenues of € 30 million, or 5%, reflecting higher loan volumes and a modest margin increase. Revenues in Wealth Management (WM) businesses decreased slightly by € 4 million, or 1%. Other revenues included a gain attributable to the sale of the Private Client Services (PCS) unit partly offset by the forgone revenues mainly reflected in Management Fees. The decline in WM revenues was mainly caused by € 29 million, or 25%, lower Performance & Transaction Fees and € 20 million, or 11%, lower Management Fees, driven by the more difficult market environment with reduced activity of our clients. The decrease also reflected forgone revenues due to the sale of the PCS unit combined with very low levels of equity capital markets activity in the U.S. Net interest revenues remained stable compared to the prior year quarter.

Provision for credit losses of € 57 million remained on a very low level reflecting the continued good portfolio quality and the benign economic environment.

Noninterest expenses of € 1.6 billion decreased by € 965 million, or 38%, compared to the third quarter of 2015. The third quarter 2015 included the aforementioned € 1.0 billion goodwill impairments. Excluding this impairment effect, noninterest expenses increased slightly, and included higher software amortization, costs associated with the sale of the PCS unit, investments in digitalization as well as further spending related to Strategy 2020.

Income before income taxes of € 117 million increased by € 1.3 billion compared to the third quarter of 2015. The increase was attributable to aforementioned goodwill impairments and the Hua Xia Co. Ltd. result in 2015. Excluding these effects PW&CC results declined compared to the third quarter of 2015. This was mainly driven by lower revenues due to continued challenging markets as well as investments in digitalization and further Strategy 2020 investments. Beyond that, the third quarter 2015 included the aforementioned € 101 million dividend payment.

PW&CC’s Invested Assets decreased by € 43 billion compared to June 30, 2016, mainly due to € 37 billion PCS divestment effect. The decline also reflected € 9 billion net outflows (€ 7 billion in WM, € 3 billion in PCC), which mainly occurred in low margin products in the second half of September following the negative market perception concerning Deutsche Bank. These effects were partly offset by € 6 billion market appreciation and foreign exchange related effects.

2016 to 2015 Nine Months Comparison

The first nine months of 2016 were characterized by persistently low interest rates in key markets and a turbulent market environment that resulted in continued reduced activity of our clients especially in the investment business. In addition, noninterest expenses included restructuring and severance charges of € 137 million related to Strategy 2020 transformation measures. Compared to the first nine months of 2015 PW&CC results increased as 2015 was burdened by € 1.0 billion goodwill impairments as well as a € 237 million negative impact of PW&CC’s stake in Hua Xia Bank Co. Ltd., reflecting a € 649 million impairment of the carrying value, partly offset by regular equity pick-ups on the stake.

17	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Net revenues in PW&CC of € 5.3 billion decreased by € 296 million, or 5%, compared to the prior year period. In our Private & Commercial Client (PCC) businesses, revenues declined by € 285 million, or 7%, mainly driven by a decrease in Investment & insurance product revenues of € 214 million, or 21%, reflecting the turbulent market environment with reduced activity of our clients. Net revenues from Deposit products declined by € 140 million, or 14%, compared to first nine months of 2015, driven by the further declining interest rate environment. These decreases in PCC revenues were partly mitigated by an increase in Credit product revenues of € 62 million, or 4%, caused by higher loan volumes and a modest margin increase. Other revenues included a € 97 million gain attributable to the sale of the stake in VISA Europe Limited as well as a € 50 million dividend payment from one of PCC’s shareholdings subsequent to a sales transaction by the investee in 2015, while the prior year period included a € 101 million dividend payment received subsequent to an investee’s sales transaction. Revenues in Wealth Management (WM) businesses decreased by € 110 million, or 7%, mainly caused by € 119 million, or 30%, lower Performance & Transaction Fees and € 60 million, or 11%, lower Management Fees, reflecting the turbulent market environment and reduced activity of our clients. The decline in WM’s revenues in the first nine months of 2016 also reflected very low levels of equity capital markets activity in the U.S. This was partly compensated by higher net interest revenues of € 16 million, or 3%, and higher other revenues of € 53 million. Other Revenues included a gain attributable to the sale of the Private Client Services (PCS) unit partly offset by the forgone revenues mainly reflected in Management Fees. Hua Xia revenues increased by € 99 million, or 42%. Negative revenues of € 237 million in the first nine months of 2015 included the aforementioned € 649 million impairment, partly offset by regular equity pick-ups on the stake while the first nine months of 2016 were impacted by a € 138 million negative net valuation impact.

Provision for credit losses of € 160 million decreased by € 48 million, or 23%, compared to prior year period reflecting the continued good quality of the loan portfolio and the benign economic environment. Provision for credit losses also benefited from selective portfolio sales in 2015 and in 2016 on a comparable level.

Noninterest expenses of € 4.8 billion decreased by € 862 million, or 15%, compared to the prior year period. The first nine months of 2015 included the aforementioned € 1.0 billion goodwill impairments while the first nine months of 2016 were impacted by higher charges of € 113 million for restructuring and € 24 million for severances within compensation and benefits. Excluding these effects, noninterest expenses remained stable, despite investments in digitalization, higher software amortization and further spending related to Strategy 2020 measures as well as costs associated with the sale of the PCS unit.

Income before income taxes of € 367 million increased by € 614 million compared to the first nine months of 2015. The increase was attributable to the aforementioned goodwill impairments in 2015. The remaining decline in PW&CC results was mainly driven by reduced revenues due to the continued challenging market environment as well as investments in digitalization, restructuring charges and further Strategy 2020 investments.

PW&CC’s Invested Assets decreased by € 66 billion compared to December 31, 2015, mainly due to € 37 billion PCS divestment effect and € 10 billion related to market and foreign exchange effects. Net outflows of € 15 billion (€ 11 billion in WM, € 4 billion in PCC) included the aforementioned € 9 billion outflows in the third quarter 2016 following the negative market perception concerning Deutsche Bank. In WM, they also reflected continued deleveraging activities of our clients as well as efforts to optimize risk management practices and to improve efficiencies as in cross-border servicing.

Deutsche Bank	1 – Management Report	18
Interim Report as of September 30, 2016

Deutsche Asset Management Corporate Division (Deutsche AM)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:

Management Fees	550	583	(33)	(6)	1,632	1,758	(127)	(7)

Performance and transaction fees	44	29	15	53	92	141	(49)	(35)

Other revenues	34	68	(35)	(50)	188	122	66	54

Mark-to-market movements on policyholder positions in Abbey Life	195	(47)	242	N/M	309	130	178	137

Total net revenues	823	633	190	30	2,220	2,151	69	3

Provision for credit losses	0	1	(1)	(99)	1	1	(0)	(47)

Total noninterest expenses:

Compensation and benefits	153	218	(65)	(30)	463	603	(140)	(23)

General and administrative expenses	275	301	(26)	(9)	879	903	(24)	(3)

Policyholder benefits and claims	167	(29)	196	N/M	285	134	151	113

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	12	0	12	N/M	44	(0)	44	N/M

Total noninterest expenses	608	491	117	24	1,671	1,639	31	2

Noncontrolling interests	0	(0)	0	N/M	0	(1)	1	N/M

Income (loss) before income taxes	216	142	74	52	549	511	37	7

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Deutsche AM reported solid performance in the third quarter 2016, despite continued challenging market conditions reflecting ongoing market uncertainty from sustained low global growth and volatility from the UK referendum results.

Net revenues were € 823 million, an increase of € 190 million, or 30%. Management fees decreased by € 33 million, or 6%, mainly due to net outflows and margin impacts on invested assets. Performance and transaction fees increased by € 15 million, or 53%, mainly from stronger performance fees within Alternatives. Other revenues decreased by € 35 million, or 50%, due to lower dividend income and investment gains from Alternatives and Active compared to a strong prior year quarter. Mark-to-market movements on policyholder positions in Abbey Life increased by € 242 million following higher market gains.

Noninterest expenses of € 608 million increased by € 117 million, or 24%, driven by higher Policyholder benefits and claims (fully offset with revenues), partly offset by lower compensation and benefits and lower general and administrative expenses.

Income before income taxes was € 216 million, an increase of € 74 million, or 52%, driven by the aforementioned change in mark-to-market movements on policyholder positions in Abbey Life, partly offset by changes in Policyholder benefits and claims.

19	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Invested assets were € 715 billion as of September 30, 2016, a decrease of € 5 billion versus June 30, 2016, driven by net asset outflows of € 8 billion, and unfavorable foreign currency movements of € 4 billion, partly offset by the effect from a favorable market development of € 10 billion.

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of June 30, 2016	85	63	168	317	85	719

Inflows	4	8	8	15	7	42
Outflows	(3)	(7)	(14)	(20)	(7)	(50)
Net Flows	1	2	(6)	(5)	0	(8)
FX impact	0	0	(1)	(2)	0	(4)
Market Development	0	(1)	9	3	(1)	10
Other	0	(2)	(1)	0	0	(2)

Balance as of September 30, 2016	85	62	170	313	84	715

Average fee rate (in bps)	56	6	52	15	41	31

2016 to 2015 Nine Months Comparison

During the first nine months of 2016, Deutsche AM reported solid performance despite the challenging market conditions reflecting ongoing uncertainty from sustained low global growth and volatility, compared to favorable market conditions in the first nine months of 2015.

Net revenues in the first nine months of 2016 were € 2.2 billion, an increase of € 69 million, or 3 % compared to the prior year. Management fees decreased by € 127 million, or 7%, due to lower invested assets following decreased average market levels and net outflows. Performance and transaction fees decreased by € 49 million, or 35%, compared to a strong prior year period in Alternatives products. Other revenues increased by € 66 million, or 54%, due to a prior year write down relating to HETA exposure and current year proceeds from the sale of Asset Management India. Mark-to-market movements on policyholder positions in Abbey Life increased by € 178 million, or 137%, following higher market gains.

Noninterest expenses of € 1.7 billion increased by € 31 million, or 2 % compared to the first nine months of 2016, driven by an increase in policyholder benefits and claims (fully offset with revenues), partly offset by lower compensation and benefits costs.

Income before income taxes was € 549 million, an increase of € 37 million, or 7 % compared to the first nine months of 2015, driven by the aforementioned change in mark-to-market movements on policyholder positions in Abbey Life, partly offset by changes in Policyholder benefits and claims.

Invested assets were € 715 billion as of September 30, 2016, a decrease of € 30 billion versus December 31, 2015, driven by net asset outflows of € 29 billion, unfavorable foreign currency movements of € 11 billion and disposals of € 6 billion, partly offset by the effect from a favorable market development of € 16 billion.

in € bn.	Alternatives	Cash	Equity	Fixed Income	Multi Asset	Total Invested Assets
Balance as of December 31, 2015	84	77	183	314	86	744

Inflows	12	10	29	51	17	119
Outflows	(11)	(19)	(39)	(60)	(19)	(148)
Net Flows	1	(9)	(10)	(9)	(2)	(29)
FX impact	(2)	(1)	(3)	(5)	(1)	(11)
Market Development	2	(2)	0	15	1	16
Other	(1)	(3)	(1)	(2)	0	(6)

Balance as of September 30, 2016	85	62	170	313	84	715

Average fee rate (in bps)	56	6	52	15	41	31

Deutsche Bank	1 – Management Report	20
Interim Report as of September 30, 2016

Postbank

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues:

Current Accounts	267	295	(28)	(9)	822	892	(70)	(8)

Loans	298	308	(10)	(3)	896	893	3	0

Savings	143	173	(30)	(18)	454	528	(74)	(14)

Home Loans & Savings	52	59	(7)	(12)	165	173	(7)	(4)

Investment & Insurance Products	21	22	(1)	(5)	72	75	(3)	(4)

Postal	55	57	(3)	(4)	168	175	(7)	(4)

NCOU	(59)	(67)	8	(12)	(157)	(148)	(8)	6

Other	1	(12)	13	N/M	122	(90)	212	N/M

Total net revenues	779	837	(58)	(7)	2,542	2,497	45	2

Provision for credit losses	45	64	(19)	(30)	121	147	(26)	(18)

Total noninterest expenses:

Compensation and benefits	332	329	3	1	1,025	1,005	19	2

General and administrative expenses	334	332	1	0	1,028	1,032	(4)	(0)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	2,597	(2,597)	N/M	0	2,597	(2,597)	N/M

Restructuring activities	0	0	0	N/M	0	0	0	N/M

Total noninterest expenses	665	3,258	(2,593)	(80)	2,052	4,634	(2,582)	(56)

Noncontrolling interests	0	0	0	N/M	0	0	(0)	N/M

Income (loss) before income taxes	68	(2,486)	2,554	N/M	369	(2,285)	2,654	N/M

N/M – Not meaningful

2016 to 2015 Three Months Comparison

The continued low interest rate environment remained challenging for Postbank in the third quarter of 2016. However, low risk provisions and continued cost and efficiency measures helped to compensate declining revenues and lowered the negative impact on income before income taxes.

Total net revenues decreased by 7 % or € 58 million compared to the prior year quarter. Net revenues in Current Accounts, Savings and Home Loans & Savings declined due to the continued low interest environment. Net revenues from Loans, Investment & Insurance Products and Postal remained virtually stable compared to the prior year quarter. Postbank’s NCOU net revenues increased € 8 million compared to the prior year quarter driven by a reduction in high interest liabilities. The substantial improvement in Other net revenues primarily derives from the sale of certain investments.

Provisions for credit losses decreased by 30 % or € 19 million compared to the prior year quarter reflecting the continued benign economic environment in Germany.

Total noninterest expenses decreased by € 2.6 billion compared to the prior year quarter primarily reflecting the impairment of goodwill and other intangible assets of € 2.6 billion in the corresponding period.

21	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Postbank recorded an income before income taxes of € 68 million, compared to a loss before income taxes of € 2.5 billion in the third quarter 2015. The improvement was primarily driven by the non-recurrence of the aforementioned impairment of goodwill and other intangible assets recorded in the third quarter of 2015.

Invested assets were € 72 billion as of September 30, 2016, stable versus June 30, 2016.

2016 to 2015 Nine Months Comparison

The continued low interest rate environment remained challenging for Postbank in the first nine months of 2016. However, increased net revenues from a gain on the sale of a stake in VISA Europe Ltd., low risk provisions and a stable development of noninterest expenses, excluding impairment of goodwill and other intangible assets of € 2.6 billion in the third quarter 2015, helped to increase income before income taxes moderately by 19 % to € 369 million compared to the previous year period.

Total net revenues increased by 2 % or € 45 million compared to the prior year period. Net revenues in Current accounts and Savings declined due to the continued low interest environment. Net revenues from Loans, Home Loans & Savings, Investment & Insurance Products and Postal remained virtually stable compared to the prior year period. Postbank’s NCOU net revenues remained constant while a substantial improvement was recorded in Other net revenues which primarily derives from gains on the sale of certain investments.

Provisions for credit losses decreased by 18 % or € 26 million compared to the prior year period although the first nine months of 2015 were positively impacted by a nonperforming loan (NPL) sale transaction. Excluding the positive effect of € 29 million from the NPL sale provisions for credit losses would have declined further reflecting the continued benign economic environment in Germany.

Total noninterest expenses decreased € 2.6 billion compared to the prior year period which was burdened by an impairment of goodwill and other intangible assets of € 2.6 billion.

Postbank recorded an income before income taxes of € 369 million, compared to a loss before income taxes of € 2.3 billion in the first nine months 2015. The improvement was primarily driven by the non-recurrence of the aforementioned impairment of goodwill and other intangible assets recorded in the third quarter of 2015.

Invested assets were € 72 billion as of September 30, 2016, a decrease of € 3 billion versus December 31, 2015.

Deutsche Bank	1 – Management Report	22
Interim Report as of September 30, 2016

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues	(191)	236	(427)	N/M	(524)	854	(1,378)	N/M

Provision for credit losses	17	(0)	17	N/M	96	34	62	182

Noninterest expenses:

Compensation and benefits	13	17	(4)	(26)	45	66	(21)	(32)

General and administrative expenses	367	410	(44)	(11)	1,083	2,130	(1,047)	(49)

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	(49)	0	(49)	N/M	(49)	0	(49)	N/M

Restructuring activities	0	(0)	0	N/M	4	2	2	72

Total noninterest expenses	330	427	(97)	(23)	1,083	2,198	(1,115)	(51)

Noncontrolling interests	(0)	1	(1)	N/M	(0)	1	(2)	N/M

Income (loss) before income taxes	(538)	(192)	(346)	181	(1,703)	(1,379)	(323)	23

N/M – Not meaningful

2016 to 2015 Three Months Comparison

During the third quarter 2016, NCOU continued to execute its de-risking strategy with specific focus on capital contribution and de-leveraging initiatives. There was de-risking activity across various portfolios, which represented significant progress towards the targeted closure of NCOU at year-end.

Net revenues for NCOU in the reporting period were negative € 191 million versus positive € 236 million in the prior year, predominately driven by de-risking activity. NCOU generated negative revenues of € 310 million mainly from the unwind of long dated derivative exposures and related assets, compared to net gains of € 146 million in the same period in 2015 which included a gain of € 195 million on the sale of Maher Prince Rupert.

Provisions for credit losses increased by € 17 million in the quarter, predominantly driven by IAS 39 reclassified assets.

Noninterest expenses decreased by € 97 million, or 23%, to € 330 million. Costs excluding litigation charges were 41 % lower year-on-year, driven by asset sales and the partial reversal of a previous impairment related to certain assets.

The loss before income taxes increased by € 346 million to € 538 million. The increase compared to the same quarter in 2015 was primarily driven by aforementioned impacts from de-risking activity.

2016 to 2015 Nine Months Comparison

During the first nine months of 2016, NCOU has continued to execute its de-risking strategy with specific focus on the resolution of complex exposures and long-dated derivatives. De-risking activity has been capital accretive but the loss before income taxes has been impacted by accelerated derisking objectives.

Net revenues in NCOU were € 1.4 billion lower in the first nine months of 2016, primarily driven by de-risking losses in the period of € 861 million which includes losses from the resolution of a long dated derivative asset. This was partially offset by a gain of € 255 million in relation to the IPO of Red Rock Resorts. The comparison period in 2015 includes a litigation recovery of € 219 million and a gain of € 195 million on the sale of Maher Prince Rupert. In addition, portfolio revenues have decreased following asset sales, which have been partially offset by the net effect arising from valuation adjustments and mark-to-market impacts.

23	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Provisions for credit losses increased by € 62 million to € 96 million. This increase is predominantly driven by higher provisions taken against IAS 39 reclassified assets within the European Mortgage Portfolios.

Noninterest expenses decreased by € 1.1 billion, or 51%, to € 1.1 billion. The decrease was predominantly driven by lower litigation-related expenses of € 917 million. Noninterest expenses were 23 % lower year-on-year excluding litigation charges as a result of on-going de-risking activity and the partial reversal of a previous impairment related to certain assets. The prior year included the sale of Maher Prince Rupert.

The loss before income taxes increased by € 323 million to € 1.7 billion driven by the impact from de-risking activity, partially offset by lower litigation-related expenses in the period.

Consolidation & Adjustments (C&A)

	Three months ended				Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %	Sep 30, 2016	Sep 30, 2015	Absolute Change	Change in %
Net revenues	(209)	(158)	(51)	32	(132)	115	(247)	N/M

Provision for credit losses	2	(1)	3	N/M	1	0	1	N/M

Noninterest expenses:

Compensation and benefits	895	1,013	(118)	(12)	2,897	3,067	(171)	(6)

General and administrative expenses	(869)	(926)	57	(6)	(2,867)	(2,665)	(201)	8

Policyholder benefits and claims	0	0	0	N/M	0	0	0	N/M

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	(1)	1	N/M	(0)	(1)	1	N/M

Total noninterest expenses	26	86	(60)	(70)	30	401	(371)	(93)

Noncontrolling interests	(22)	12	(34)	N/M	(47)	(26)	(21)	78

Income (loss) before income taxes	(215)	(255)	40	(16)	(116)	(260)	144	(56)

N/M – Not meaningful

2016 to 2015 Three Months Comparison

Loss before income taxes in C&A was € 215 million in the third quarter of 2016, compared to a loss of € 255 million in the prior year quarter. This improvement was primarily driven by the non-recurrence of a € 69 million effect related to the Postbank squeeze out and € 20 million litigation charges both recorded in the third quarter 2015. Partly offsetting was the result in the Funding Valuation Adjustment (FVA) of negative € 20 million in the third quarter 2016 compared to positive € 31 million in the prior year quarter. Losses in valuation and timing differences were € 153 million compared to losses of € 147 million in the prior year quarter.

2016 to 2015 Nine Months Comparison

Loss before income taxes in C&A was € 116 million in the first nine months of 2016, compared to a loss of € 260 million in the prior year first nine months. This improvement is attributed to a gain of € 90 million in valuation and timing differences driven by a widening of the EUR/USD cross currency basis spreads and a widening of own credit spread, compared to € 21 million in prior year nine months. The development was also due to a negative € 40 million Funding Valuation Adjustment (FVA) on internal uncollateralized intercompany derivatives, compared to negative € 77 million in prior year period. Additionally, the first nine months benefited from € 73 million of insurance recoveries related to the Kirch settlement agreement. Lastly, the first nine months included € 105 million expenses associated with the Postbank separation, compared to € 172 million in the prior year nine months. These effects were partially offset by a negative € 133 million compared to positive € 47 million in prior year nine months related to the foreign exchange revaluation of proceeds from GBP denominated AT1.

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Interim Report as of September 30, 2016

Financial Position

in € m. (unless stated otherwise)	Sep 30, 2016	Dec 31, 2015	Absolute Change	Change in %
Cash and central bank balances	108,250	96,940	11,310	12

Interbank balances (w/o central banks)	10,608	12,842	(2,234)	(17)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	51,424	56,013	(4,589)	(8)

Trading assets	176,456	196,035	(19,579)	(10)

Positive market values from derivative financial instruments	542,205	515,594	26,611	5

Financial assets designated at fair value through profit or loss	116,518	109,253	7,265	7
Thereof:
Securities purchased under resale agreements	65,507	51,073	14,434	28
Securities borrowed	19,072	21,489	(2,417)	(11)

Loans	422,979	427,749	(4,770)	(1)

Securities held to maturity	3,215	0	3,215	N/M

Brokerage and securities related receivables	139,946	94,939	45,006	47

Remaining assets	117,350	119,765	(2,415)	(2)

Total assets	1,688,951	1,629,130	59,821	4

Deposits	540,609	566,974	(26,365)	(5)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	23,056	13,073	9,983	76

Trading liabilities	61,785	52,304	9,481	18

Negative market values from derivative financial instruments	524,113	494,076	30,037	6

Financial liabilities designated at fair value through profit or loss	54,967	44,852	10,115	23
Thereof:
Securities sold under repurchase agreements	43,499	31,637	11,862	37
Securities loaned	1,029	554	474	86

Other short-term borrowings	22,352	28,010	(5,658)	(20)

Long-term debt	162,277	160,016	2,261	1

Brokerage and securities related payables	167,285	134,637	32,648	24

Remaining liabilities	65,779	67,563	(1,784)	(3)

Total liabilities	1,622,224	1,561,506	60,718	4

Total equity	66,727	67,624	(897)	(1)

N/M – Not meaningful

Movements in Assets

As of September 30, 2016, total assets increased by € 59.8 billion (or 4%) compared to year-end 2015.

The primary driver of this growth was a € 45.0 billion increase in brokerage and securities related receivables, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year as well as from higher collateral requirements corresponding to the increase in negative market values from derivative financial instruments.

Positive market values from derivative financial instruments contributed € 26.6 billion to the increase, attributable to interest and foreign exchange rate movements as a result of dropping swap spreads.

Cash and central bank balances together with interbank balances increased by € 9.1 billion, driven by our liquidity management activities including a shift out of liquid securities into cash at central banks.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 7.4 billion, driven by cash borrowings on the back of low trading inventory available as collateral and increased client short positions.

25	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

These increases were partly offset by decrease in trading assets by € 19.6 billion, primarily driven by equity securities due to reduced client appetite and falling markets, as well as a result of de-risking of the trading portfolio in our Non Core Operating Unit.

Loans decreased by € 4.8 billion mainly driven by managed reductions in our Non Core Operating Unit.

Starting 2016, certain holdings in securities as part of our strategic liquidity reserve are re-classified from financial assets available for sale to securities held to maturity. As of September 2016, the reported € 3.2 billion in securities held to maturity correspond to a decrease in the same amount in financial assets available for sale (reported as part of remaining assets).

The overall increase of the balance sheet included a decrease of € 27.0 billion due to foreign exchange rate movements mainly driven by the appreciation of the euro against the pound sterling and the U.S. dollar. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of September 30, 2016, total liabilities increased by € 60.7 billion (or 4%) compared to year-end 2015.

The main drivers of this growth were brokerage and securities related payables and negative market values from derivative financial instruments, which increased by € 32.6 billion and € 30.0 billion, respectively, primarily due to the same factors as the movements in positive market values from derivative financial instruments and brokerage and securities related receivables as discussed above.

Central bank funds purchased, securities sold under repurchase agreements and securities loaned, under both accrual and fair value accounting, increased by € 22.3 billion in total, largely due to higher secured funding of highly liquid inventory and increased client activity.

Trading liabilities increased by € 9.5 billion in total, mainly due to new business and hedging activity coupled with decreased netting due to reduced client positions.

These increases were partly offset by a € 26.4 billion decrease in deposits during the period, influenced by the negative market perception concerning Deutsche Bank in the last weeks of the third quarter.

Other short term liabilities decreased by € 5.7 billion mainly driven by reduction in commercial paper balances during the period, being replaced by other funding sources and from de-risking activities.

Similar to total assets, foreign exchange rate movements during the period had an offsetting impact which is already embedded in the overall movements in liabilities as discussed in this section.

Liquidity

Liquidity reserves amounted to € 200 billion as of September 30, 2016 (compared to € 215 billion as of December 31, 2015). We maintained a positive internal liquidity stress result as of September 30, 2016 (under the combined scenario), and our Liquidity Coverage Ratio for September 30, 2016 was 122% (compared to 119 % as of December 31, 2015).

Deutsche Bank	1 – Management Report	26
Interim Report as of September 30, 2016

Equity

Total equity as of September 30, 2016 decreased by € 897 million. The main factors contributing to this development were a net loss from exchange rate changes of € 1.1 billion (especially with respect to the U.S. dollar), coupons paid on additional equity components of € 276 million net of tax and remeasurement losses related to defined benefit plans of € 533 million. Partly offsetting were unrealized net gains of € 427 million from financial assets available for sale and € 488 million from net income attributable to Deutsche Bank shareholders and additional equity components.

Regulatory Capital

Based on the transitional rules, our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first nine months of 2016 by € 4.0 billion to € 48.5 billion. RWA according to CRR/CRD 4 were € 385.3 billion as of September 30, 2016, compared with € 397.4 billion at the end of 2015. The decrease in CRR/CRD 4 CET 1 capital and the decrease in RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 12.6 % as of September 30, 2016, compared with 13.2 % at the end of 2015.

Our fully loaded CRR/CRD 4 CET 1 capital as of September 30, 2016 amounted to € 42.9 billion, € 1.2 billion below the € 44.1 billion as of December 31, 2015. Risk-weighted assets according to CRR/CRD 4 fully loaded were € 384.7 billion as of September 30, 2016 compared with € 396.7 billion at the end of 2015. Due to the decrease in CET1 capital and RWA our fully loaded CRR/CRD 4 CET 1 capital ratio as of September 30, 2016 remains unchanged at 11.1 % compared to year end 2015.

Further details on the development of Regulatory Capital and RWA can be found in the Risk Report-section of this report under chapter ‘Regulatory Capital’.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of September 30, 2016 and December 31, 2015 the carrying value of reclassified assets was € 1.4 billion and € 4.4 billion, respectively, compared with a fair value of € 1.2 billion and € 4.3 billion as of September 30, 2016 and December 31, 2015, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

27	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Management and Supervisory Board

On July 28, 2016, the Supervisory Board appointed Kimberly Hammonds and Werner Steinmüller members of the Management Board of Deutsche Bank AG with effect from August 1, 2016, to July 31, 2019, and Nicolas Moreau with effect from October 1, 2016, to September 30, 2019.

As Chief Operating Officer, Kimberly Hammonds is responsible for technology and operations, information security, data management, digital transformation and corporate services.

As Chief Executive Officer Asia Pacific, Werner Steinmüller is responsible for the Asia Pacific region.

Nicolas Moreau is responsible for Asset Management. He succeeds Quintin Price, who had to resign in June 2016 due to health reasons.

Jan Duscheck is a new member of the Supervisory Board of Deutsche Bank AG. He was appointed to the Supervisory Board of Deutsche Bank AG by the court with effect from August 2, 2016, as an employee representative and succeeds Rudolf Stockem, who resigned due to health reasons as of July 31, 2016.

Professor Dr Stefan Simon was appointed by the court as a new member of the Supervisory Board of Deutsche Bank AG with effect from August 23, 2016.

Events after the Reporting Period

Please refer to the section “Other Financial Information” of this Interim Report.

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Interim Report as of September 30, 2016

Strategy

In our Annual Report 2015, we have provided details of our “Strategy 2020” that is intended to focus our universal offering of products and services to become a less complex, more efficient, less risky and a better capitalized bank.

In detail, we have set ourselves four goals:

–	First, to become simpler and more efficient,
–	Second, to become less risky,
–	Third, to become better capitalized,
–	Finally, to run the bank with more disciplined execution.

These four goals are backed by clear financial targets. Starting with the key regulatory ratios, we aim to strengthen our capital position, with a Common Equity Tier 1 capital ratio of at least 12.5 % from the end of 2018, and a leverage ratio of at least 4.5 % at the end of 2018 and 5 % at the end of 2020. We further aim to reduce adjusted costs to below € 22 billion by 2018, achieving a cost-income ratio of approximately 70 % by 2018 and approximately 65 % by 2020. In respect of returns to our shareholders, we aim to achieve post-tax return on average tangible equity of greater than 10 % by 2018.

The implementation of Strategy 2020 against these four goals is well underway. We have made progress towards making the bank simpler, more efficient and less risky. We completed negotiations with the Works Council and agreed on a total reduction of ~4,000 FTE in Germany. PW&CC has begun implementation of headcount reductions and preparation for branch closures in Germany in 2017. We have eliminated 29 main legal entities this year against a total target of 90. We have completed exits in Denmark, Norway, Finland, and agreed to the sale of our Argentine subsidiary to Banco Comafi S.A.. Further, we ceased business operations, received regulatory approval and are in full liquidation in Chile, Peru, Malta, and New Zealand. Global Markets has completed three quarters of its country optimization strategy in 2016, ahead of schedule, and is on target to complete the remainder on time. We have also accelerated the restructuring of our presence in Russia and Brazil. Further simplification has been achieved through disposals: WM has successfully completed the sale of its U.S. Private Client Services (PCS) business to Raymond James, and we recently agreed to the sale of Abbey Life Assurance business to Phoenix Life Holdings.

As part of our focus on becoming better capitalized GM has completed the reshaping of its Securitized Trading business, ahead of Strategy 2020 target, and reduced leverage in Agency RMBS (90 % of Balance Sheet reduced). In addition, the NCOU wind-down continued to progress in the third quarter of 2016, with substantial risk-weighted asset reduction of approximately € 10 billion, CRD 4 leverage exposure reduction of approximately € 5 billion and IFRS assets reduction of approximately € 5 billion.

Lastly, we have improved execution by completing re-alignment of regional governance with the recent appointment of Werner Steinmueller as Head of APAC and hiring of Nicolas Moreau as Head of Asset Management. Werner and Nicolas have also been appointed to the Management Board.

29	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2015.

The Global Economy

In 2016, global economic growth is likely to stay unchanged at 3.0%, thus remaining below the trend growth rate for the fifth consecutive year. The global inflation rate is likely to accelerate to 4.2%, largely because commodity prices are expected to have less of a dampening effect on total inflation than in 2015. For the industrialized countries, we expect growth to slow to 1.4 % and consumer prices to increase by 0.7%. In contrast, we expect the growth rate in the emerging markets to pick up slightly to 4.2%. The inflation rate in the emerging markets is likely to be 6.7%.

Eurozone GDP is expected to grow by 1.6 % in 2016 due to the low oil price, the gradual improvement in the labor market and higher refugee-related government expenditures. The eurozone economy is expected to continue to be supported by the expansionary monetary policy of the European Central Bank (ECB). However, geopolitical risks, faltering structural reforms, the high level of private and public-sector debt and the stronger euro are dampening the economic outlook. The expected weakening of demand and uncertainty following the UK referendum on European Union membership, in which a narrow majority decided in favor of leaving the EU, are also having a negative impact on European growth. Consumer prices in the eurozone are likely to rise by 0.2%. The German economy is expected to expand by 1.9 % in 2016, driven solely by the domestic economy.

In the U.S., we expect growth of 1.3 % in 2016. While the external environment as a consequence of the strength of the U.S. dollar, subdued global demand combined with the negative effects of the low oil price on the energy sector and the fact that the inventory reduction is not yet complete are dampening the outlook, the robust labor market and the housing market are providing stimulus for economic growth. Consumer prices are expected to rise by 1.3%. The Federal Reserve’s monetary policy should provide further stimulus for the U.S. economy overall, with the key rate expected to rise to 0.6 % by year-end 2016.

The Japanese economy is expected to expand by 0.6 % in 2016, driven by domestic developments. Monetary policy may become even more expansionary. The price level for consumer goods is likely to fall slightly. Growth in the emerging markets as a whole in 2016 will probably be approximately equal to that of the previous year. Economic growth in Asia (excluding Japan) is likely to slow slightly to 6.0%, with inflation at 2.6%. China’s economy is likely to grow by only 6.6 % in 2016, largely due to the slowdown in the industrial sector and especially in private investment, and its inflation rate is likely to reach 1.9%. Monetary policy is unlikely to become yet more expansionary in 2016.

Numerous risks are currently increasing the uncertainty of our global forecasts to an unusual extent. The outlook for U.S. monetary policy and the outcome of the U.S. elections are very uncertain. Moreover, geopolitical risks could escalate, especially those arising from conflicts in the Middle East. Equally, a hard landing for China resulting from the bursting of the real estate bubble could lead to global turbulence. In Europe, the political and economic costs of the UK referendum could prove higher than expected. Our forecasts could potentially be severely knocked off course by debate flaring up about the direction of monetary policy and the future of the eurozone, a lack of consolidation in the public or private sectors, a stalling of the implementation of structural reforms or increased support for populist parties. Regional independence movements and further difficult negotiations with Greece represent additional risks. The refugee crisis could also re-ignite political discord in the European Union.

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Interim Report as of September 30, 2016

The Banking Industry

The global banking sector will continue to be faced with increased volatility in the equity and credit markets in the coming months following the outcome of the Brexit referendum in the UK, with the UK government intending to officially submit its application to leave the EU by the end of the first quarter of 2017 at the latest. Further political risks in Europe exist against the backdrop of upcoming major national elections, primarily in the shape of greater fragmentation with increasing Euroscepticism and the refugee crisis. Furthermore, economic risk factors exist especially in a stronger-than-expected economic slowdown in China, possible turbulence in the corporate bond market in emerging markets and in the high-yield segment in the U.S.

In the euro area, persistent low interest rates will further increase the pressure on banks’ profitability. This will be compounded by additional factors such as the intense competition within the sector and the emergence of new competitors. The TLTRO-II framework provides European banks with an incentive to increase lending to the private sector, even though this has not yet fed through to the actual figures since the new programme began. On the liabilities side, bank deposits will probably continue to grow. Due to the low interest rate environment the declining trend in the share of medium to long-term deposits is expected to continue.

Germany’s credit growth should remain stronger than that of the eurozone. However, in the medium term, the strict implementation of the EU mortgage credit directive could result in a slight deceleration in the mortgage business in Germany, especially if interest rates in this segment do not fall further.

Banks in the U.S. should continue to benefit from an ongoing moderate economic upturn and low unemployment figures. Consumer lending will probably grow at high single-digit rates, while on the corporate side a stronger U.S. dollar and a more modest global demand could slightly curtail momentum. Based on expectations of further interest rate hikes by the Federal Reserve, the profitability of U.S. banks should improve as interest margins expand.

In Japan, the economy is set to continue its recovery over the next 12 months, which should also benefit credit growth. In China, high lending levels could be dampened slightly, especially on account of a modest economic slowdown. Possible overheating in the real estate markets in China’s major cities represents a further downside risk.

With regard to key topics in financial market regulation, banks can expect the final stipulations of the new capital adequacy requirements in the next few months. The Basel Committee on Banking Supervision will finalize the revised Standardized Approach (which is likely to result in an increase in risk-weighted assets), set the leverage ratio requirements for global systemically important banks and submit a proposal concerning capital requirements for sovereign exposures. In addition, the Financial Stability Board (FSB) will issue proposals for the resolution of central clearing counterparties. In the eurozone, the Single Resolution Board will determine the level of own funds and bail-in capable liabilities that major banks will be required to hold for a potential resolution (MREL, Minimum Requirement for Own Funds and Eligible Liabilities).

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The Deutsche Bank Group

In October 2015, Deutsche Bank presented the details of Strategy 2020. Since then, we have made substantial progress in our comprehensive restructuring of the bank. We further continue to reduce risks on our balance sheet and to simplify our structures and processes. Financial targets were announced by Deutsche Bank to underpin the financial objectives of our Strategy 2020. The most important financial Key Performance Indicators (KPIs) of the Group can be found in the table below.

Key Performance Indicators

Group Key Performance Indicators	Sep 30, 2016	Target for 2018	Target for 2020
CRR/CRD 4 Common Equity Tier 1 capital ratio (fully loaded) [1]	11.1%[2]	At least 12.5%	At least 12.5%

CRR/CRD 4 leverage ratio (fully loaded) [3]	3.5%	At least 4.5%	At least 5.0%

Post-tax Return on Average Tangible Equity [4]	1.2%	Greater than 10.0%	Greater than 10.0%

Adjusted costs [5]	€ 18.6 bn	Less than € 22 bn per annum	Less than € 22 bn per annum

Cost-income ratio [6]	89.1%	~ 70.0%	~ 65.0%

Risk weighted assets [7]	€ 385 bn	€ 320 bn	€ 310 bn

[1]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[2]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016.
[3]	Further detail on the calculation of the CRR/CRD 4 leverage ratio (fully loaded) is provided in the Risk Report.
[4]

Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 67 % for nine months ended September 30, 2016. For further information, please refer to “Other information Non-GAAP Financial Measures” of the report.

[5]

Total noninterest expense excluding restructuring & severance, litigation, impairment of goodwill and other intangibles and policyholder benefits and claims. For further information please refer to “Other information Non-GAAP Financial Measures” of the report.

[6]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[7]	Excluding expected regulatory inflation.

Within our strategic plan, we used underlying foreign exchange rates of USD/EUR at 1.07 and GBP/EUR at 0.72 in setting the financial targets for 2018 and 2020.

We expect revenues to continue to be impacted by the low interest rate environment, challenging market environment and macro-economic uncertainties during the remainder of 2016. In addition, the implementation of Strategy 2020 business perimeter measures are likely to impact our revenues.

Of greater significance for our results of operations and financial condition in the near to medium term are the litigation and enforcement matters pending against us. We expect these matters and the potential costs to us of their resolution to continue to adversely affect us. Discussions with the U.S. Department of Justice (DOJ) concerning a potential settlement of civil claims that the DOJ may consider bringing based on its investigation of Deutsche Bank’s RMBS origination and securitization activities between 2005 and 2007 began with an initial demand of U.S.$ 14 billion. We have been actively involved in settlement negotiations with the DOJ. These discussions are ongoing and constructive. Against this backdrop, however negative perceptions concerning our business and prospects have developed. We have, at the end of the third quarter and beginning of the fourth quarter of 2016, suffered some reduction in business volumes and asset outflows, particularly in some parts of our Global Markets business and of our Wealth Management business, as a result of these continued negative perceptions. These reductions have abated since then and in some cases have reversed. We are also actively seeking to resolve other major legal matters, and the extent of our financial exposure to them could continue to be material and could exceed the level of provisions we have established for them.

The direct costs and related business impacts described above, if they occur, could impact our profitability under both IFRS and the German Commercial Code (HGB) and thus also impact the “available distributable items” calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. Such impacts could also put increasing pressure on our capital, liquidity and other regulatory ratios.

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Capital management nevertheless remains focused on keeping the CRR/CRD 4 fully loaded Common Equity Tier 1 capital ratio (CET 1 ratio) on track to reach the Strategy 2020 target level of minimum 12.5 % by 2018. In 2016, we plan for the fully loaded CET 1 ratio to remain broadly flat so that we would remain capitalized above regulatory minimum. In addition to the effects of our litigation and enforcement matters, we expect CET 1 capital to be impacted by restructuring cost and NCOU de-risking. We expect to have incurred a significant portion of our restructuring costs in 2016.

Over 2016, risk-weighted assets are expected to decrease mainly driven by the planned acceleration of our NCOU de-risking program, partly offset by the increase of Operational Risk related risk-weighted assets.

In order to support our overall capitalization, and as previously announced the Management Board proposed to the Supervisory Board to recommend no common share dividend for the fiscal year 2016. In our Strategy 2020 announcement, we articulated that we aspire to pay a competitive common share dividend in the medium term.

We remain committed to reaching a fully loaded CRR/CRD 4 Leverage Ratio of at least 4.5 % in 2018 and at least 5 % in 2020 per Strategy 2020. While we continue our active CRD 4 exposure management, we expect the CRR/CRD 4 Leverage Ratio to be mainly affected by capital supply development in 2016.

The implementation of Strategy 2020 is well underway. Timely and complete achievement of our Strategy 2020 aspirations may be adversely impacted by a continued burden from litigation, continued pressure from regulatory induced costs, bank levy charges, and reduced revenue-generating capacities of some of our core businesses in the current challenging market environment. We are nonetheless committed to work towards our target of 10 % Post-tax Return on Average Tangible Equity, once Strategy 2020 is fully implemented. The measures currently underway and planned for implementation in 2016 are key elements to progress towards that target. Overall, we expect a partial improvement of our Post-tax Return on Average Tangible Equity in 2016.

Achieving a structurally affordable cost base is one of our top priorities. We remain committed to our Strategy 2020 aspiration with a cost-income ratio target of approximately 70 % by 2018. However, it will take some time for our restructuring program to become fully visible in our cost base and we will face higher costs from software amortization as well as ongoing and vitally important investments in technology and regulatory compliance programs. At the same time, we intend to continue to further identify efficiencies and are benefiting in 2016 from lower performance related compensation costs. We therefore expect our adjusted costs to be slightly lower in 2016 compared to 2015. In addition, our total costs will continue to be burdened by litigation and restructuring charges in 2016. As a result, we expect our cost-income ratio to improve, but remain at an elevated level in 2016 as we also expect challenges on the revenue side driven by the low interest rate environment, market driven uncertainties, the market perception issues noted above and strategic decisions including KYC enhancements and high risk country exits.

Following the UK referendum on EU membership, we do not currently believe significant changes will be required to our current UK structure or business model in the short term as a result of the referendum. As a bank headquartered in Germany and with a strong presence in the UK, we believe we are well prepared to mitigate the consequences of the UK leaving the EU. We will continue to ensure we are present where our clients are active, whatever the outcome of the negotiations.

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Our Business Segments

The following paragraphs contain the outlook of our business segments.

For Global Markets (GM), we expect potential macro uncertainty in the fourth quarter of 2016, in particular around the U.S. election and potential U.S. interest rate hike. This may lead to spikes of market volatility, which in turn could provide a catalyst for client activity in some areas but dampen deal flow in others. In addition, negative market perceptions concerning Deutsche Bank may continue to be a headwind for GM. Nevertheless, our current expectation is for GM revenues to be higher in the fourth quarter of 2016, year on year. Looking forward, regulatory change, pressure on resources, KYC enhancements and litigation charges continue to pose additional challenges. We expect regulatory-driven spend to remain elevated in the fourth quarter of 2016.

For Corporate & Investment Banking (CIB), the business environment is expected to remain challenging for the remainder of 2016 with negative rates in key markets, volatile market conditions, ongoing regulatory pressures and geopolitical uncertainty. These challenges are likely to have a longer term impact on fee pools and primary issuance.

CIB is focused on continuing cost and resource efficiency to provide a strong foundation for future growth. We intend to accomplish this through strict capital, cost and risk discipline thereby enhancing the resilience and soundness of our business model. We will continue to improve our control frameworks, processes and IT platforms. These efforts include continued focus on regulatory compliance, KYC and client on-boarding process enhancements, control and conduct along with system stability.

CIB plans to continue to focus on strategic client relationships, with the target of being a top three bank for our key corporate clients. We intend to work with other divisions to ensure effective use of our resources by shifting resources to higher returning products and relationships while rationalizing lower return, higher risk clients and high risk countries. As with prior years, we expect Corporate Finance revenue to be down in the fourth quarter of 2016 given the seasonal nature of the business. Also, Global Transaction Banking revenue is likely to be down against the third quarter of 2016 as a result of weaker demand and interest rate driven margin pressure.

Private, Wealth & Commercial Clients (PW&CC) pursues a strategy of creating a leading, digitally enabled advisory bank with a strong focus on growth in Private Banking, Commercial Banking and Wealth Management. In our Private & Commercial Clients (PCC) businesses, we are adapting our distribution model in line with changing client behavior. Through the optimization of our branch network, the establishment of advisory centers, mobile sales force and third party distribution partners and a strengthened digital offering, we are seeking to create a seamless omni-channel model. In our Wealth-Management (WM) business we intend to strengthen our European presence and expand our services to (Ultra) High Net Worth clients in Asia, the Americas and the Middle East.

The completion of the Hua Xia sales transaction is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission. PICC Property and Casualty Company Limited’s application to acquire Deutsche Bank’s stake in Hua Xia has been formally accepted by the China Banking Regulatory Commission in June 2016 and the approval process is now anticipated to be finalized in the fourth quarter of 2016.

For the remainder of 2016, we remain cautious with regard to net asset flows and revenue dynamics in WM and PCC’s investment products as these businesses continue to be influenced by market fluctuations and client activity. In addition, in PCC, we expect our revenues from deposit products to continue to suffer from the low interest rate environment whereas revenues from credit products are expected to slightly grow, reflecting continued customer demand as well as our strategy to selectively expand our loan book. Loan loss provisions were on low levels in the first three quarters of 2016, including a benefit from portfolio sales in the first quarter, so that we expect a slightly higher level for the remainder of 2016. Noninterest expenses in 2016 will continue to reflect charges and investment spend related to the execution of our Strategy 2020 related measures. In addition, both our revenues and noninterest expenses could be impacted by further regulatory requirements.

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In Deutsche Asset Management (Deutsche AM), our outlook centers around the potential market impacts of the presidential election in the U.S. Depending on the outcome, markets may ultimately be more influenced by ongoing geopolitical events such as diverging monetary policy, oil production changes, and repercussions of the UK referendum. Bouts of further volatility across markets are possible. Throughout this uncertain period for investors, Deutsche AM remains focused on delivering as a trusted partner and solutions provider to our clients.

We are optimistic that longer term growth trends will favor our capabilities in beta (passive) products and alternative investments, as well as active multi-asset solutions. Nonetheless, we remain cautious with regard to net new asset and revenue expectations for rest of 2016, following the net flow volatility and market fluctuations in the first nine months of the year. Difficult investment conditions have exacerbated pressure on industry economics, already challenged by margin compression, rising costs of regulation, and competition. In the face of this challenge, we intend to maintain a disciplined cost base. We intend investment in our platform and control environment to continue as we ensure stability, enhance our client service, and increase efficiency in our business.

For Postbank (PB), we expect revenues to remain stable compared to 2015 levels. However, noninterest expenses excluding the impairment of goodwill in 2015 are expected to slightly decrease reflecting our efforts to further increase efficiency.

We plan to continue to strengthen our loans business, improve our efficiency and focus on disciplined cost management. However, we operate on the assumption that total net revenues generated by Current accounts, Loans, Home Loans & Savings, Postal and NCOU will remain stable in the fourth quarter of 2016. In line with our goal on increasing profitability in the future, the remainder of 2016 will be impacted by additional investments into our digital capabilities and measures to further improve our efficiency. We expect the low interest rate environment with negative rates in certain key markets as well as increasing regulatory requirements to continue to have an adverse effect on our profitability.

The Non-Core Operations Unit (NCOU) continues to focus on reducing leverage and risk-weighted assets with an ambition to materially unwind the remaining positions by the end of 2016, such that residual risk-weighted assets are less than € 10 billion in aggregate. Execution is on track and the NCOU division is expected to be closed on December 31, 2016. Challenges in the overall market environment may still impact the exact size of the residual portfolio and the associated costs of completing this strategy. We anticipate that this accelerated wind down will continue to be accretive to the Group’s capital ratios for the remainder of 2016. The litigation and enforcement environment is expected to remain challenging for the foreseeable future.

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Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential of what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors. In particular, timely and complete achievement of our Strategy 2020 aspirations may be adversely impacted by the reduced revenue-generating capacities of some of our core businesses in the current challenging macro-economic and market environment, the ongoing headwinds posed by regulatory reforms and/or the effects on us of our legal and regulatory proceedings.

We are subject to a number of legal proceedings and regulatory investigations, whose outcome is difficult to estimate and which may substantially and adversely affect our results of operations, financial condition and reputation. Such matters include the investigation of the DOJ regarding our RMBS origination and securitization activities, with respect to which we are currently in settlement discussions with the DOJ. If this matter or other matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

The direct costs and related business impacts described above and in our Outlook, should they be significantly greater than we currently expect, would impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s solo HGB results do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect perceptions of us in the markets, with potential adverse effects on our results of operations and financial condition. Such impacts would also put increasing pressure on our capital, liquidity and other regulatory ratios.

Depending on whether the economic and market conditions worsen or improve compared to forecasted levels, this could either adversely affect or positively impact our business, results of operations or strategic plans.

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union, which will depend on Europe’s political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

Sentiment towards the Italian banking sector deteriorated in the second quarter of 2016 driven by concerns around capitalization, non-performing loans and the expected impact of the EU-wide stress test results on July 29, 2016. Discussions with the EU around a potential bailout package risk increasing tensions at a time when the United Kingdom’s decision to leave the European Union may strengthen populist and separatist voices across Europe. The upcoming US election and the Senate reform referendum in Italy present further potential political risks. These developments could have an adverse impact on our business, results of operations or strategic plans.

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A downgrade in our credit rating could affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. In addition, regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures.

37	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks following the principles of the International Financial Reporting Standard (IFRS 7). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) published on June 27, 2013, and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report.

ICAAP/ILAAP and SREP

The lnternal Capital Adequacy Assessment Process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The Internal Liquidity Adequacy Assessment Process (“ILAAP”) similar to ICAAP focuses on maintaining sufficient liquidity risk management. The Supervisory Review and Evaluation Process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of the Capital Requirements Directive (CRD 4), supervisors regularly review the arrangement, strategies, process and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate and manage our risks, and to allocate our capital among our businesses. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further details can be found in our Annual Report 2015 sections “Risk Management Principles and Governance” and “Risk Governance”.

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Effective April 2016, the Risk Executive Committee (“Risk ExCo”) and the Capital and Risk Committee (“CaR”) were merged into the newly formed Group Risk Committee (“GRC”). GRC is supported by four sub-committees; Group Reputational Risk Committee (“GRRC”), Non-Financial Risk Committee (“NFRC”), Enterprise Risk Committee, and Liquidity Management Committee.

Risk Management Governance Structure of the Deutsche Bank Group

For all our material risks (credit, market, operational, liquidity, business and reputational risks), information concerning their definition, identification and management is contained in chapter “Risk and Capital Management” of our Annual Report 2015.

Within operational risks, legal risks resulting from regulatory and civil claims form the predominant component. A Legal Risk Management (“LRM”) function within our Legal Department is exclusively dedicated to the identification and management of legal risk. It undertakes a broad variety of tasks aimed at proactively managing legal risk, including: devising, implementing and overseeing an Annual Legal Risk Assessment Program which seeks to identify areas of future legal risk concern; and administering the Legal Lessons Learned process.

39	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Overview

Legal risks typically develop over a multiple-year period with increased information becoming available regarding the probability and the estimate of the amount of economic resources required in connection with these risks over the life of a legal case. Our legal risk management framework reflects these varying levels of certainty particularly in the measurement of legal risks by taking into account the various stages of legal proceedings throughout the lifecycle of a case as described in detail in the “operational risk” section of this report.

All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modeling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Our material non-standard risks (i.e. reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. Common Equity Tier 1 Ratio (CET1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR) and Stressed Net Liquidity Position (SNLP) as high level metrics are fully integrated across strategic planning, risk appetite framework, stress testing, and recovery & resolution planning practices, which are reviewed and approved by our Management Board at least annually. Apart from Internal Capital Adequacy Ratio and Total Economic Capital, the following ratios and metrics are based on the fully loaded CRR/CRD 4 rules.

Common Equity Tier 1 Ratio 30.9.2016[1] 11.1% 31.12.2015 11.1%	Total Risk-Weighted Assets 30.9.2016 €384.7 bn 31.12.2015 €396.7 bn

Internal Capital Adequacy Ratio[2] 30.9.2016 153% 31.12.2015 158%	Total Economic Capital 30.9.2016 €38.4 bn 31.12.2015 €38.4 bn

Leverage Ratio 30.9.2016 3.5% 31.12.2015 3.5%	Leverage Exposure 30.9.2016 €1,354 bn 31.12.2015 €1,395 bn

Liquidity Coverage Ratio 30.9.2016 122% 31.12.2015 119%	Stressed Net Liquidity Position (sNLP) 30.9.2016 €18 bn3 31.12.2015 €46 bn

[1]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016.
[2]

The definition of Capital Supply for the purpose of calculating the Internal Capital Adequacy ratio has been further aligned to CRR/CRD 4 rules in that, goodwill and other intangible assets are now deducted from Capital Supply instead of being added to economic capital demand. More information is provided in section “Internal Capital Adequacy”.

[3]	Preliminary amount.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital”, “Development of Risk-Weighted Assets”, and “Leverage Ratio”, and our Annual Report 2015 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing”, and “Internal Capital Adequacy Assessment Process”.

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Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (counterparty risk, industry risk, country risk and product risk), market risk (trading, non-trading and traded default risk), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation. Please refer to our Annual Report 2015 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions but also those that are relevant only to specific portfolios.

The aftermath of the United Kingdom’s decision to leave the European Union on June 23, 2016 was one of the key portfolio focuses during the third quarter. Financial markets have recovered from the initial shock, although Sterling remains substantially weaker and we continued to see underperformance in EU bank shares. Economic indicators suggest that the impact of the decision on the UK and Euro area economies has been contained thus far but we are likely to see prolonged period of uncertainty regarding the UK’s future status with the EU which is expected to depress growth in 2017. Political risks remain high on the agenda elsewhere with the upcoming US election and Italian Senate reform vote in December 2016 having the potential to drive renewed market volatility in the fourth quarter.

The assessment of the potential impacts of these risk factors is integrated into our group-wide stress tests which assess our ability to absorb stress events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The first nine months of 2016 continued to demonstrate the trend of increasing global regulation of the financial services industry, which we view as likely to persist through the coming years. We are focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes. Our material litigation and regulatory enforcement matters are presented in the note ”Provisions” of this report.

The overall focus of Risk and Capital Management is maintaining our risk profile in line with our risk strategy, increasing our capital base and supporting our strategic management initiatives with a focus on balance sheet optimization.

41	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Overview

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2016 increase (decrease) from 2015
in € m. (unless stated otherwise)	Sep 30, 2016	Dec 31, 2015	in € m.	in %
Credit risk	13,314	13,685	(371)	(3)

Market risk	16,740	17,436	(696)	(4)
Trading market risk	4,906	4,557	349	8
Nontrading market risk	11,834	12,878	(1,044)	(8)

Operational risk	11,010	10,243	767	7

Business risk	6,146	5,931	215	4

Diversification benefit[1]	(8,830)	(8,852)	22	(0)

Total economic capital usage	38,380	38,442	(62)	(0)

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of September 30, 2016, our economic capital usage amounted to € 38.4 billion, which was € 62 million below the € 38.4 billion economic capital usage as of December 31, 2015.

The economic capital usage for credit risk was € 371 million or 3 % lower compared to year-end 2015 mainly due to a lower settlement risk component.

The economic capital usage for trading market risk increased to € 4.9 billion as of September 30, 2016, compared with € 4.6 billion at year-end 2015. The increase was primarily driven by the fair value banking book component. The nontrading market risk economic capital usage decreased by € 1.0 billion or 8%, mainly driven by a lower structural foreign exchange risk exposure and the implementation of a new deposit bucketing economic capital methodology, partly offset by a higher pension risk.

The operational risk economic capital usage totaled € 11.0 billion as of September 30, 2016, which was € 767 million or 7 % higher than the € 10.2 billion economic capital usage as of December 31, 2015. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, and a tax risk component. The business risk increased by € 215 million to € 6.1 billion as of September 30, 2016. This increase reflected a higher economic capital usage for the strategic risk component driven by an updated 12-month earnings outlook.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk changed only slightly by € 22 million.

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

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Risk profile of our business divisions as measured by economic capital

	Sep 30, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,883	3,308	1,644	65	2,703	194	518	13,314	35

Market Risk	4,749	801	1,956	2,214	1,375	1,471	4,174	16,740	44

Operational Risk	6,934	1,725	884	505	691	270	0	11,010	29

Business Risk	5,309	212	89	310	0	234	(8)	6,146	16

Diversification Benefit[1]	(5,224)	(1,047)	(909)	(496)	(612)	(313)	(228)	(8,830)	(23)

Total EC	16,651	4,999	3,663	2,598	4,158	1,856	4,457	38,380	100

Total EC (in %)	43	13	10	7	11	5	12	100	N/M

N/M - Not meaningful

[1]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

	Dec 31, 2015[1]
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consoli- dation & Adjustments and Other	Total	Total (in %)
Credit Risk	4,838	3,899	1,678	90	2,601	537	42	13,685	36

Market Risk	4,971	819	2,564	2,095	1,611	899	4,478	17,436	45

Operational Risk	6,274	1,613	958	282	600	452	64	10,243	27

Business Risk	5,154	405	1	0	0	261	110	5,931	15

Diversification Benefit[2]	(5,123)	(1,172)	(964)	(373)	(647)	(369)	(204)	(8,852)	(23)

Total EC	16,112	5,564	4,237	2,093	4,165	1,780	4,490	38,442	100

Total EC (in %)	42	14	11	5	11	5	12	100	N/M

N/M - Not meaningful

[1]	Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of September 30, 2016.
[2]	Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Global Markets’ (GM) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. The share of the operational risk in GM’s risk profile reflects high loss profile in the industry and internal losses and has increased compared to the year-end 2015. The remainder of GM’s risk profile is derived from business risk reflecting earnings volatility risk.

Corporate & Investment Banking’s (CIB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance and Corporate Finance businesses, while other businesses attract low to no credit risk. The economic capital usage for credit risk decreased in the first nine months mainly due to a lower exposure. The market risk mainly results from modeling of client deposits and trading.

Private, Wealth & Commercial Clients’ (PW&CC) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk.

The main risk driver of Deutsche Asset Management’s (Deutsche AM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AM’s advisory and commission focused business attracts primarily operational risk. The economic capital usage for operational risk and business risk increased compared to the year-end 2015.

Postbank’s risk profile is mainly driven by lending and deposit business with retail and corporate customers attracting credit risk, credit spread risks in the banking book covered under market risk and some operational risk.

43	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Performance

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy, assets earmarked for de-risking, assets suitable for separation, assets with significant capital absorption but low returns, and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The economic capital usage for market risk was higher compared to year-end 2015 mainly due to temporary increases as a result of the timing of de-risking activity.

Consolidation & Adjustments (C&A) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The decrease of nontrading market risk in the first nine months of 2016 was mainly driven by a lower structural foreign exchange risk.

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased out while the new rules on regulatory adjustments are phased in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g. the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

Capital Instruments

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substituted the authorizations of the previous year. We have received approval for compensation related share buybacks from the BaFin for 2015 and from the ECB for 2016 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until the 2016 Annual General Meeting (May 19, 2016), 37.9 million shares have been purchased, of which 4.7 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or were to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 12.1 million as of the 2016 Annual General Meeting.

The 2016 Annual General Meeting granted our Management Board the approval to buy back up to 137.9 million shares before the end of April 2021. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. During the period from the 2016 Annual General Meeting until September 30, 2016, 0.8 million shares have been repurchased. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 0.1 million as of September 30, 2016.

Deutsche Bank	1 – Management Report	44
Interim Report as of September 30, 2016

Since the 2015 Annual General Meeting authorized capital available to the Management Board is € 1,760 million (688 million shares). The conditional capital stands at € 486 million (190 million shares).

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For September 30, 2016, this resulted in eligible Additional Tier 1 instruments of € 10.9 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 6.3 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 5.8 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. One Hybrid Tier 1 capital instrument with a notional of $ 0.2 billion and an eligible equivalent amount of € 0.1 billion has been called during the first quarter 2016.

The total of our Tier 2 capital instruments as of September 30, 2016 recognized during the transition period under CRR/CRD 4 was € 6.7 billion. As of September 30, 2016, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.8 billion as of September 30, 2016. No Tier 2 capital instruments have been called since year-end 2015.

On May 19, 2016, we issued fixed rate subordinated Tier 2 notes with an aggregate amount of € 750 million. The notes have a denomination of € 100,000 and are due April 19, 2026. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

Furthermore, we issued fixed rate subordinated Tier 2 notes with an aggregate amount of € 31 million on June 15, 2016. The notes have a denomination of € 100,000 and are due June 15, 2026. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

Minimum capital requirements and additional capital buffers

Since 2015 the CET 1 minimum capital requirement applicable to the Group is 4.5 % of RWA. The total capital requirement of 8 % demands further resources that may be met with up to 1.5 % AT1 capital and up to 2 % Tier 2 capital.

In addition to these minimum capital requirements, the following capital buffer requirements were phased-in starting 2016 and will become fully effective from 2019 onwards. In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with Deutsche Bundesbank. The resulting G-SII buffer requirement of 2 % CET 1 capital of RWA in 2019 is phased in with 0.5 % in 2016. The capital conservation buffer requirement of 2.5 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4 is phased in with 0.625 % in 2016. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As per September 30, 2016 the countercyclical capital buffer is at 0.01%.

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On December 4, 2015, the ECB informed Deutsche Bank that the consolidated Group has to keep a CET 1 ratio of at least 10.25 % on a phase-in basis under applicable transitional rules under CRR/CRD 4 at all times. Considering the G-SII buffer of 0.5 % and the countercyclical buffer of 0.01%, our overall CET 1 requirements amount to 10.76 % as per September 30, 2016.

Further information about minimum capital requirements and additional capital buffers can be found in our Annual Report 2015.

45	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Performance

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of September 30, 2016 amounted to € 55.8 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 48.5 billion and Additional Tier 1 (AT1) capital of € 7.3 billion. The CRR/CRD 4 Tier 1 capital was € 2.4 billion lower than at the end of 2015, primarily driven by a decrease in CET 1 capital of € 4.0 billion since year end 2015 while AT1 capital increased by € 1.5 billion in the same period.

The € 4.0 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to the higher phase-in rate of 60 % in 2016 compared to 40 % in 2015. Moreover the negative impact from Currency Translation Adjustments of € 1.1 billion and losses from remeasurement effects relating to defined benefit pension plans of € 0.5 billion in 2016 contributed to the decrease of CET 1 capital in 2016. A positive effect resulted from our € 0.5 billion positive net income as of September 30, 2016. Deutsche Bank’s common share dividend policy follows the ECB Decision (EU) (2015/4) on the recognition of interim or year-end profits in CET1 capital for the determination of the dividend accrual for the respective year. This approach will be followed as long as the Management Board does not decide and officially announce a different dividend level for the respective year. In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016, no share dividend has been accrued for the first nine months in 2016.

The € 1.5 billion increase in CRR/CRD 4 AT1 capital was mainly the result of reduced regulatory adjustments (€ 1.7 billion lower than at year end 2015) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 60 % in 2016 (40 % in 2015) and decreased correspondingly on the level of AT1 capital to 40 % in 2016 (60 % in 2015). The reduction of regulatory adjustments on the level of AT1 capital over-compensated the decrease in our CRR/CRD 4 AT1 capital instruments of € 0.2 billion (compared to December 31, 2015) that resulted mainly from our redemptions of legacy Hybrid Tier 1 capital and negative foreign exchange effects in our USD-denominated instruments.

Our fully loaded CRR/CRD 4 Tier 1 capital as of September 30, 2016 was € 47.4 billion, compared to € 48.7 billion at the end of 2015. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 42.9 billion as of September 30, 2016, compared to € 44.1 billion as of December 31, 2015. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of September 2016, unchanged compared to year end 2015.

The decrease of our fully loaded CET 1 capital of € 1.2 billion compared to year end 2015 capital was largely the result of a negative impact from Currency Translation Adjustments of € 1.1 billion with partially positive foreign exchange counter-effects in capital deduction items. The decrease was furthermore driven by remeasurement losses related to defined benefit pension plans of € 0.5 billion and additional negative effects due to an increase in regulatory adjustments from prudential filters (Fair Value Options and Debt Valuation Adjustments) of € 0.4 billion. A positive effect resulted from our € 0.5 billion positive net income as of September 30, 2016.

Deutsche Bank	1 – Management Report	46
Interim Report as of September 30, 2016

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Sep 30, 2016		Dec 31, 2015
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,101	37,101	37,088	37,088

Retained earnings	19,726	19,726	27,607	27,607

Accumulated other comprehensive income (loss), net of tax	3,548	3,650	4,096	4,281

Independently reviewed interim profits net of any foreseeable charge or dividend	349	349	(7,025)	(7,025)

Other	0	72	0	92

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	60,724	60,897	61,766	62,042

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,526)	(1,526)	(1,877)	(1,877)

Other prudential filters (other than additional value adjustments)	(1,038)	(747)	(622)	(330)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,440)	(5,064)	(8,439)	(3,376)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(3,431)	(2,059)	(3,310)	(1,324)

Negative amounts resulting from the calculation of expected loss amounts	(410)	(258)	(106)	(58)

Defined benefit pension fund assets (negative amount)	(1,028)	(617)	(1,173)	(469)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(29)	(22)	(76)	(39)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 15 % threshold and net of eligible short positions) (negative amount)	(733)	(373)	(818)	(278)

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 15 % threshold) (negative amount)	(942)	(482)	(953)	(324)

Other regulatory adjustments	(284)	(1,287)	(291)	(1,537)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(17,860)	(12,436)	(17,665)	(9,613)

Common Equity Tier 1 (CET 1) capital	42,864	48,462	44,101	52,429

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	6,277	N/M	6,482

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	10,952	4,676	11,157

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(52)	(125)	(48)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(3,586)	N/M	(5,316)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(3,639)	(125)	(5,365)

Additional Tier 1 (AT1) capital	4,551	7,314	4,551	5,793

Tier 1 capital (T1 = CET 1 + AT1)	47,414	55,775	48,651	58,222

Tier 2 (T2) capital	12,352	6,450	12,325	6,299

Total capital (TC = T1 + T2)	59,766	62,225	60,976	64,522

Total risk-weighted assets	384,701	385,326	396,714	397,382

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.1[1]	12.6	11.1	13.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.3	14.5	12.3	14.7

Total capital ratio (as a percentage of risk-weighted assets)	15.5	16.1	15.4	16.2

N/M – Not meaningful

[1]	In line with the Management Board’s decision not to propose any dividend on common stock for the fiscal year 2016.

47	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Performance

Reconciliation of shareholders’ equity to regulatory capital

	Sep 30, 2016	Dec 31, 2015
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	61,770	62,678

Deconsolidation/Consolidation of entities	(907)	(681)
Thereof:
Additional paid-in capital	(6)	(5)
Retained earnings	(647)	(369)
Accumulated other comprehensive income (loss), net of tax	(255)	(307)

Total shareholders’ equity per regulatory balance sheet	60,862	61,997

Noncontrolling interest based on transitional rules	72	92

Accrual for dividend and AT1 coupons	(138)	(231)

Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	102	184

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	60,897	62,042

Prudential filters	(3,278)	(3,453)
Thereof:
Additional value adjustments	(1,526)	(1,877)
Any increase in equity that results from securitized assets	(26)	(20)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(722)	(310)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(1,004)	(1,246)

Regulatory adjustments	(9,158)	(6,159)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(5,064)	(3,376)
Deferred tax assets that rely on future profitability	(2,541)	(1,648)
Negative amounts resulting from the calculation of expected loss amounts	(258)	(58)
Defined benefit pension fund assets	(617)	(469)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(373)	(278)
Securitization positions not included in risk-weighted assets	0	0
Other[1]	(306)	(330)

Common Equity Tier 1 capital	48,462	52,429

Additional Tier 1 capital	7,314	5,793

Additional Tier 1 Notes (AT1 Notes)	4,623	4,627
Per balance sheet	4,673	4,675
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(50)	(48)

Hybrid capital securities	6,261	6,464
Per balance sheet	6,135	7,020
Deconsolidation/Consolidation of entities	283	388
Regulatory adjustments to balance sheet position	(157)	(944)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	0
Other	(157)	(944)

Other regulatory adjustments	16	18

Deductions from Additional Tier 1 capital	(3,586)	(5,316)

Tier 1 capital	55,775	58,222

Tier 2 capital	6,450	6,299

Subordinated debt	6,374	6,263
Per balance sheet	7,658	7,826
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,284)	(1,563)
Thereof:
Amortization according to Art. 64 CRR	(903)	(1,321)
Other	(381)	(242)

Other regulatory adjustments	285	289
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	0
Other	285	289

Deductions from Tier 2 capital	(210)	(252)

Total capital	62,225	64,522

[1]	Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).

Deutsche Bank	1 – Management Report	48
Interim Report as of September 30, 2016

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted Assets by Risk Type and Business Division

	Sep 30, 2016
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,379	66,353	41,170	8,739	38,142	7,575	14,364	237,723

Settlement Risk	18	0	0	0	0	0	0	18

Credit Valuation Adjustment (CVA)	10,552	35	58	134	512	207	9	11,508

Market Risk	31,433	811	0	2	72	7,629	0	39,946

Operational Risk	60,544	15,064	7,721	4,410	6,033	2,359	0	96,132

Total	163,926	82,264	48,949	13,286	44,758	17,770	14,374	385,326

	Dec 31, 2015
in € m.	Global Markets	Corporate & Investment Banking	Private, Wealth and Commercial Clients	Deutsche Asset Management	Postbank	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	61,132	70,748	41,310	8,194	37,553	11,558	11,524	242,019

Settlement Risk	9	0	0	0	0	0	0	9

Credit Valuation Adjustment (CVA)	11,971	8	74	309	391	3,082	41	15,877

Market Risk	32,502	1,191	6	1,262	32	14,286	275	49,553

Operational Risk	54,777	14,165	8,518	2,739	5,266	3,972	487	89,923

Total	160,391	86,112	49,909	12,504	43,242	32,898	12,326	397,382

The RWA according to CRR/CRD 4 were € 385.3 billion as of September 30, 2016, compared with € 397.4 billion at the end of 2015. The overall decrease of € 12.1 billion largely reflects a decrease in market risk RWA of € 9.6 billion predominantly in NCOU driven by our ongoing derisking activities as well as from lower multiplier. The reduction in CVA RWA of € 4.4 billion resulted mostly from further de-risking of the underlying portfolios. Credit Risk RWA decreased by € 4.3 billion which was predominantly driven by FX impacts. The overall decrease is partly offset by higher operational risk RWA of € 6.2 billion driven by reasonably possible litigation losses as well as an increased operational risk loss profile of the banking industry. Credit risk RWA excluding FX impacts are predominantly driven by changes in methodology and policy partly offset by improved portfolio quality.

RWA according to CRR/CRD 4 fully-loaded were € 384.7 billion as of September 30, 2016 compared with € 396.7 billion at the end of 2015. The decrease was driven by the same movements as outlined for transitional rules. The fully-loaded risk-weighted assets were € 0.6 billion lower than the risk-weighted assets under the transitional rules due to lower risk-weighted assets to equal terms from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

49	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Performance

Development of Risk-weighted Assets for Credit Risk

	Nine months ended Sep 30, 2016 CRR/CRD 4		Twelve months ended Dec 31, 2015 CRR/CRD 4
in € m.	Credit risk	Thereof: derivatives and repo- style transactions	Credit risk	Thereof: derivatives and repo- style transactions
Credit risk RWA balance, beginning of year	242,019	37,276	244,128	41,117

Book size	425	108	(4,822)	(6,224)
Book quality	(1,481)	640	(2,103)	(95)
Model updates	583	0	728	0
Methodology and policy	2,315	2,315	(3,346)	0
Acquisition and disposals	(709)	(709)	(206)	0
Foreign exchange movements	(4,972)	(1,149)	10,378	2,479
Other	(458)	0	(2,738)	0

Credit risk RWA balance, end of period	237,723	38,481	242,019	37,276

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The decrease in RWA for credit risk by 1.8 % or € 4.3 billion since December 31, 2015 is primarily driven by the impact from foreign exchange movements mainly resulting from a deterioration of the U.S. Dollar. The additional decrease in the category “book quality” is driven by improvements in our loss given default parameters and enhancements in the collateral allocation process. The reduction in the category “acquisition and disposals” reflects the sale of our largest single legacy trade in the NCOU business. The increase in the category “methodology and policy” results from a revised treatment of specific derivatives portfolios in combination with their period of risk. The moderate change in the category “model updates” represent an amendment of the determination of our Funded Default Funds. Although flat compared to December 31, 2015, the category “book size” reflects a material reduction in the third quarter compared to the first six months as a result of our ongoing derisking activities.

Development of Risk-weighted Assets for Credit Valuation Adjustment

in € m.	Nine months ended Sep 30, 2016 CRR/CRD 4	Twelve months ended Dec 31, 2015 CRR/CRD 4
CVA RWA balance, beginning of year	15,877	21,203

Movement in risk levels	(3,309)	(5,591)
Market data changes and recalibrations	411	(1,552)
Model updates	0	0
Methodology and policy	(1,000)	(77)
Acquisitions and disposals	0	0
Foreign exchange movements	(471)	1,894

CVA RWA balance, end of period	11,508	15,877

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of September 30, 2016, the RWA for CVA amounted to € 11.5 billion, representing a decrease of € 4.4 billion (28%) compared with € 15.9 billion for December 31, 2015. The decrease was driven by further de-risking of the portfolio, changes to methodology and policy and currency movements.

Deutsche Bank	1 – Management Report	50
Interim Report as of September 30, 2016

Development of Risk-weighted Assets for Market Risk

in € m.	Nine months ended Sep 30, 2016 CRR/CRD 4	Twelve months ended Dec 31, 2015 CRR/CRD 4
Market risk RWA balance, beginning of year	49,553	64,209

Movement in risk levels	(10,944)	(27,671)
Market data changes and recalibrations	2,192	3,919
Model updates	148	1,501
Methodology and policy	(754)	5,707
Acquisitions and disposals	0	0
Foreign exchange movements	(248)	1,888

Market risk RWA balance, end of period	39,946	49,553

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”.

The € 9.6 billion (19%) RWA decrease for market risk since December 31, 2015 was driven by a reduction in the categories “movement in risk levels” and “methodology and policy”. The reduction in “movement in risk levels” is mainly due to disposals or matured positions in the portfolio which impacted the market risk standardized approach and de-risking activity in the NCOU which impacted the comprehensive risk measure components. This was partly offset by increases in the “market data changes and recalibrations” category.

Development of Risk-weighted Assets for Operational Risk

in € m.	Nine months ended Sep 30, 2016 CRR/CRD 4	Twelve months ended Dec 31, 2015 CRR/CRD 4
Operational risk RWA balance, beginning of year	89,923	67,082

Loss profile changes (internal and external)	4,868	24,170
Expected loss development	(955)	(2,216)
Forward looking risk component	2,296	163
Model updates	0	724
Methodology and policy	0	0
Acquisitions and disposals	0	0

Operational risk RWA balance, end of period	96,132	89,923

The overall RWA increase of € 6.2 billion was mainly driven by large operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions.

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize alongside the implementation of the model changes recently approved by the joint supervisory team.

51	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Risk and Capital Performance

Economic Capital

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition has been further aligned with the CRR/CRD 4 capital framework in the first quarter 2016. Goodwill and other intangible assets are now deducted from Pillar 2 capital supply, instead of being added to the capital demand. The prior year information has been revised.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Sep 30, 2016	Dec 31, 2015
Capital Supply
Shareholders’ Equity	61,770	62,678
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(785)	(407)
Defined benefit pension fund assets[2]	(1,028)	(1,173)
Deferred Tax Assets	(7,711)	(7,762)
Additional valuation adjustments[3]	(1,526)	(1,877)
Expected Loss Shortfall	(410)	(106)
Home loans and savings protection	(284)	(291)
Holdings of own capital instruments	(16)	(62)
Fair value adjustments for assets where no matched funding is available[4]	(624)	(147)
Noncontrolling Interests[5]	0	0
Intangible assets	(9,560)	(10,078)
Hybrid Tier 1 capital instruments	11,026	11,962
Tier 2 capital instruments	7,822	8,016

Capital Supply	58,674	60,745

Total economic capital requirement
Credit risk	13,314	13,685
Market risk	16,740	17,436
Operational risk	11,010	10,243
Business risk	6,146	5,931
Diversification benefit	(8,830)	(8,852)

Capital Demand	38,380	38,442

Internal Capital Adequacy Ratio in %	153	158

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	As applied in the regulatory capital section.
[4]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[5]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 153 % as of September 30, 2016, compared with 158 % as of December 31, 2015. The change of the ratio was due to a decrease in capital supply. Shareholders’ equity decreased by € 909 million mainly driven by foreign exchange movements. Hybrid Tier 1 capital instruments decreased by € 936 million mainly driven by the redemption of instruments.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	1 – Management Report	52
Interim Report as of September 30, 2016

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee. Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Art. 429 of the CRR as per Delegated Regulation (EU) 2015/62 of 10 October 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

Our total leverage ratio exposure consists of the components derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital, is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The SFT component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The Off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

53	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Leverage Ratio

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Sep 30, 2016	Dec 31, 2015
Total assets as per published financial statements	1,689	1,629

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(13)	3

Adjustments for derivative financial instruments	(322)	(263)

Adjustment for securities financing transactions (SFTs)	28	25

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	99	109

Other adjustments	(127)	(107)

Leverage ratio total exposure measure	1,354	1,395

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Sep 30, 2016	Dec 31, 2015
Total derivative exposures	181	215

Total securities financing transaction exposures	178	164

Total off-balance sheet exposures	99	109

Other Assets	913	924

Asset amounts deducted in determining Tier 1 capital fully loaded	(17)	(17)

Tier 1 capital fully loaded	47.4	48.7

Total Exposures	1,354	1,395

Leverage Ratio – using a fully loaded definition of Tier 1 capital (in %)	3.5	3.5

Description of the factors that had an impact on the leverage ratio in the first nine months 2016

As of September 30, 2016, our fully loaded CRR/CRD 4 leverage ratio was 3.5 % compared to 3.5 % as of December 31, 2015, taking into account a fully loaded Tier 1 capital of € 47.4 billion over an applicable exposure measure of € 1,354 billion (€ 48.7 billion and € 1,395 billion as of December 31, 2015, respectively).

In the first nine months 2016 our leverage ratio exposure decreased by € 41 billion to € 1,354 billion. This principally reflects a decrease in derivative exposures of € 34 billion primarily related to lower add-ons for potential future exposure and effective notionals of written credit derivatives after offsetting. Off-balance sheet exposures decreased € 10 billion corresponding to lower notionals for irrevocable lending commitments and contingent liabilities. In addition, there was a decrease of € 11 billion in other assets, principally from a reduction in non-derivative trading assets partly offset by higher cash and central bank balances on our balance sheet. The mentioned decreases in leverage ratio exposure are partly offset by SFT exposures which grew by € 14 billion reflecting the overall increase on the balance sheet in the SFT related items (securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, and receivables from prime brokerage). Furthermore higher add-ons for counterparty credit risk contributed to the increase of SFT exposures.

The decrease of the leverage ratio exposure in the first three quarters 2016 includes foreign exchange impacts of € (22) billion mainly due to the appreciation of the euro against the U.S. dollar and the pound sterling.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 25 as of September 30, 2016 compared to 24 as of December 31, 2015.

For main drivers of the Tier 1 capital development please refer to section Regulatory Capital in this report.

Deutsche Bank	1 – Management Report	54
Interim Report as of September 30, 2016

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Sep 30, 2016
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	0.00–0.04%	46,909	21,371	5,358	20,320	55,839	149,796

iA	0.04–0.11%	45,712	41,941	14,063	12,745	7,790	122,251

iBBB	0.11–0.50%	59,094	43,321	16,378	7,819	2,617	129,230

iBB	0.50–2.27%	49,752	31,743	10,113	5,436	636	97,679

iB	2.27–10.22%	23,725	16,708	4,321	1,522	13	46,289

iCCC and below	10.22–100%	13,306	4,600	1,863	393	15	20,177

Total		238,497	159,684	52,096	48,236	66,909	565,422

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.8 billion as of September 30, 2016.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and held to maturity.

	Dec 31, 2015
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	50,712	23,035	6,384	22,753	59,157	162,042

iA	0.04–0.11%	49,197	46,220	15,464	10,998	4,515	126,394

iBBB	0.11–0.50%	62,044	44,603	18,283	7,871	1,911	134,711

iBB	0.50–2.27%	51,454	37,643	10,827	5,358	2,621	107,904

iB	2.27–10.22%	20,610	21,212	4,668	1,558	57	48,105

iCCC and below	10.22–100%	9,853	1,834	1,700	515	4	13,906

Total		243,871	174,548	57,325	49,053	68,266	593,063

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease of € 27.6 billion or 5 % in our corporate credit exposure in the first nine months of 2016. The quality of the corporate credit exposure before risk mitigation has stayed constant at 71 % of investment-grade rated exposures.

The decrease in Corporate Credit Exposure from December 2015 to September 2016 is mainly attributable to irrevocable lending commitments (decrease of € 14.9 billion or 9%), loans (decrease of € 5.4 billion or 2%) and contingent liabilities (decrease of € 5.2 billion or 9%). The decrease in irrevocable lending commitments is mainly related to FX movements and reductions in NCOU. Contingent liabilities declined primarily due to matured trades and our loan portfolio mainly decreased from managed reductions in NCOU.

55	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Credit Risk Exposure

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[2]
	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015
Consumer credit exposure Germany	150,936	150,202	0.73	0.87	0.13	0.16
Consumer and small business financing	20,497	20,326	2.21	2.77	0.92	0.89
Mortgage lending	130,440	129,876	0.50	0.57	0.01	0.05

Consumer credit exposure outside Germany	38,107	38,704	4.45	4.95	0.48	0.55
Consumer and small business financing	14,405	13,259	8.75	9.55	0.80	1.18
Mortgage lending	23,703	25,444	1.83	2.55	0.28	0.22

Total consumer credit exposure[1]	189,044	188,906	1.48	1.70	0.20	0.24

[1]	Includes impaired loans amounting to € 3.1 billion as of September 30, 2016 and € 3.6 billion as of December 31, 2015.
[2]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2015 to September 30, 2016 by € 138 million, or 0.07%, driven by our loan books in Germany, which increased by € 734 million, and in India, which increased by € 207 million and a reduction in Italy, which decreased by € 802 million. The total increase was reduced by non-performing portfolio sales in Italy and Germany.

The 90 days or more past due ratio of our consumer credit exposure decreased from 1.70 % as per year-end 2015 to 1.48 % as of September 30, 2016. The total net credit costs as a percentage of our consumer credit exposure decreased from 0.24 % as per year-end 2015 to 0.20 % as of September 30, 2016. Both ratios were affected by further improved and stabilized environment in countries in which we operate and by the aforementioned non-performing portfolio sale in Italy.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Sep 30, 2016	Dec. 31, 2015
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	2%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of September 30, 2016, 68 % of our exposure is related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to prior year end.

Deutsche Bank	1 – Management Report	56
Interim Report as of September 30, 2016

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty).

Political risk in certain Eurozone countries remains high. Italy’s Senate reform referendum in December has the potential to generate political instability and potentially new elections if reforms are rejected, while Spain has suffered a protracted political impasse following inconclusive elections. Implementation risks to the Greek programme are elevated with the government losing support in the polls. The macroeconomic impact of Brexit has been moderate so far and all of the Eurozone countries described in this section are expected to show positive GDP growth in 2017, albeit at a slower rate for the larger economies than in 2016. In addition to political risks, pressure on the European banking sector also has the potential to turn into a drag on economic recovery. Monetary policy in the region is expected to remain highly accommodative.

For the presentation of our exposure to these eurozone countries we apply two general concepts as follows:

–

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined separately in our Annual Report 2015. Also, in our risk management view we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

–

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Sep 30, 2016	Dec 31, 2015
Greece	558	473

Ireland	3,380	2,809

Italy	14,113	13,269

Portugal	1,183	729

Spain	11,834	8,884

Total	31,069	26,164

Net credit risk exposure is up € 4.9 billion since year-end 2015 (up € 0.7 billion since June 2016 largely related to Spanish and Italian Non Sovereign Traded Credit Positions). This was mostly due to increases within Spain, Italy and Ireland largely due to short-term liquidity positions in Spain and Italy as well as exposure increases in Traded Credit Positions across various countries. Exposure was slightly up by € 0.1 billion in Greece since year-end 2015, largely due to a revaluation of collateral on the € 0.4 billion U.S. dollar denominated Shipping portfolio. Remaining exposure stands at approximately € 0.2 billion and remains tightly managed.

57	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Credit Risk Exposure

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as strong corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralized. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the “country of domicile” view, present our gross position, the proportion of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016	Dec 31, 2015	Sep 30, 2016[1]	Dec 31, 2015
Greece
Gross	106	0	838	732	1,157	1,539	6	7	0	0	2,107	2,277
Undrawn	0	0	25	23	50	118	0	0	0	0	75	142
Net	100	0	263	237	61	95	1	1	0	0	425	333

Ireland
Gross	933	459	1,112	998	9,442	8,752	32	35	3,218[2]	4,361[2]	14,737	14,605
Undrawn	0	0	49	23	2,264	2,568	1	0	63[2]	393[2]	2,377	2,984
Net	667	28	451	528	5,682	5,327	4	5	3,412[2]	4,347[2]	10,215	10,235

Italy
Gross	4,260	4,048	4,142	2,421	11,029	10,642	17,189	17,841	261	470	36,881	35,421
Undrawn	28	25	76	73	4,943	4,622	162	148	33	24	5,243	4,892
Net	1,375	507	1,871	754	7,381	7,093	7,050	6,989	259	448	17,936	15,792

Portugal
Gross	82	112	161	260	1,653	1,509	1,684	1,743	67	59	3,648	3,684
Undrawn	0	0	16	22	235	210	26	25	0	0	278	258
Net	199	64	81	181	1,239	1,111	178	202	67	59	1,765	1,616

Spain
Gross	1,231	729	1,937	1,292	8,599	9,350	9,920	9,928	190	257	21,876	21,556
Undrawn	0	0	248	203	3,866	4,235	275	298	6	14	4,395	4,750
Net	1,255	757	771	516	6,662	6,838	1,946	1,872	346	476	10,980	10,458

Total gross	6,612	5,348	8,190	5,703	31,882	31,792	28,830	29,553	3,735	5,147	79,249	77,544
Total undrawn	29	25	414	344	11,359	11,754	463	472	103	431	12,368	13,026
Total net[3]	3,597	1,356	3,437	2,216	21,025	20,463	9,179	9,069	4,084	5,330	41,322	38,434

[1]	Approximately 65 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 230 million as of September 30, 2016 and € 159 million as of December 31, 2015.

Total net exposure to the above selected eurozone countries increased by about € 2.9 billion in the first nine months of 2016 mainly driven by increases in Italy and Spain.

Deutsche Bank	1 – Management Report	58
Interim Report as of September 30, 2016

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Sep 30, 2016
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	138	110	269	0	101	5	484

Ireland	3,279	3,279	2,914	1,336	1,066	1,463	10,059

Italy	11,898	11,075	4,433	621	3,630	1,485	21,244

Portugal	548	486	419	13	23	771	1,712

Spain	5,096	4,503	3,274	927	297	1,353	10,354

Total	20,959	19,454	11,309	2,897	5,117	5,077	43,854

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Dec 31, 2015
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	139	104	177	0	54	28	363

Ireland	3,616	3,615	2,845	852	988	2,092	10,392

Italy	11,249	10,298	4,094	671	3,433	1,480	19,976

Portugal	604	545	392	12	39	776	1,763

Spain	5,205	4,598	3,355	198	335	1,539	10,025

Total	20,813	19,160	10,863	1,733	4,849	5,915	42,520

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Annual Report 2015.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Sep 30, 2016				Dec 31, 2015
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,132	(1,191)	(59)	(5)	1,144	(1,174)	(31)	(2)

Ireland	2,875	(2,718)	156	229	3,332	(3,489)	(157)	4

Italy	51,115	(54,424)	(3,309)	(67)	44,132	(48,316)	(4,184)	(35)

Portugal	4,822	(4,768)	53	11	4,497	(4,645)	(147)	23

Spain	23,373	(22,748)	625	(168)	18,489	(18,056)	433	(2)

Total	83,317	(85,850)	(2,533)	0	71,594	(75,680)	(4,086)	(13)

59	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Sep 30, 2016				Dec 31, 2015
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	106	(6)	100	2	0	0	0	0

Ireland	661	7	667	1	55	(28)	28	1

Italy	4,184	(2,808)	1,375	104	3,989	(3,482)	507	36

Portugal	82	117	199	(10)	112	(48)	64	(9)

Spain	1,227	28	1,255	4	725	32	757	(12)

Total	6,259	(2,662)	3,597	100	4,881	(3,526)	1,356	17

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 2.2 billion in net sovereign credit exposure compared with year-end 2015 mainly reflects portfolio movements in Italy, Ireland and Spain. In Ireland and Spain exposure increased primarily from higher positions in debt securities. Net sovereign exposure in Italy mainly increased due to lower net credit default swap protection bought.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns, which as of September 30, 2016, amounted to € 290 million for Italy and € 468 million for Spain and as of December 31, 2015 amounted to € 273 million for Italy and € 478 million for Spain.

Asset Quality

Our loan exposure to each of the focus industries “Oil & Gas”, “Metals, Mining & Steel” and “Shipping” is approximately 2 % of our total loan exposure.

Our loan exposure to the “Oil & Gas” industry is approximately € 9 billion. Around 50 % of our loan exposure is to investment-grade rated borrowers, mainly in the more resilient segments Oil Majors and National Oil & Gas companies. Less than 25 % of our “Oil & Gas” credit portfolio is to sectors that we consider higher risk and more impacted by the low oil price, namely sub-investment-grade Exploration & Production (predominantly senior secured) and Oil & Gas Services & Equipment segments.

Our loan exposure in our “Metals, Mining and Steel” portfolio is approximately € 5 billion. This portfolio is of lower quality compared to our overall Corporate credit portfolio, and has an investment-grade ratio of approximately one third. In line with the structure of the industry, a significant share of our portfolio is in Emerging Markets countries. Our strategy is to continuously reduce this credit portfolio due to elevated risks of this industry, namely material oversupply with resulting pressure on prices and margins.

Our loan exposure to “Shipping” accounts for approximately € 5 billion which is largely collateralized. The portfolio is diversified across ship types with global associated risks due to diversified international customer structure albeit our counterparties are mainly domiciled in Europe. A high proportion of the portfolio is sub investment-grade rated in reflection of the prolonged challenging market conditions over recent years. Last quarter was characterized by significant pressure especially in the container market. Exposure to the German “KG” sector (non-recourse financing of vessels via closed end funds) is less than 10 % of the total Shipping exposure.

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Deutsche Bank	1 – Management Report	60
Interim Report as of September 30, 2016

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Sep 30, 2016			Dec 31, 2015
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	231,656	183,692	415,348	237,758	182,306	420,064

Past due loans, neither renegotiated nor impaired	1,976	1,755	3,731	1,137	2,544	3,687

Loans renegotiated, but not impaired	461	467	929	438	437	875

Impaired loans	4,403	3,129	7,532	4,532	3,619	8,151

Total	238,497	189,044	427,541	243,871	188,906	432,777

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2015.

61	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Asset Quality

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Sep 30, 2016			Dec 31, 2015			2016 increase (decrease) from 2015
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Global Markets	203	157	77	5	83	1,814[2]	198	(1,736)

Corporate & Investment Banking	2,628	1,590	60	2,154	1,375	64	474	(3)

Private, Wealth and Commercial Clients	1,958	1,182	60	2,157	1,332	62	(199)	(1)

Deutsche Asset Management	0	1	N/M1	0	1	0	0	N/M

Postbank	1,603	975	61	1,846	1,126	61	(243)	(0)

Non-Core Operations Unit	1,141	654	57	1,989	1,109	56	(848)	2

Thereof: assets reclassified to loans and receivables according to IAS 39	157	102	65	667	389	58	(510)	7

Consolidation & Adjustments and Other	0	3	N/M1	0	0	0	0	N/M

Total	7,532	4,562	61	8,151	5,028	62	(619)	(1)

[1]	Loan loss allowance in Deutsche Asset Management and Consolidation & Adjustments and Other entirely consist of Allowance for collectively assessed non-impaired loans.
[2]	Impaired loans in Global Markets in 2015 were more than fully covered by the loan loss allowance due to the latter including collectively assessed allowance for non-impaired loans.

Impaired loans by industry sector

	Sep 30, 2016			Dec 31, 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Financial Intermediation	109	3	113	150	5	155

Fund management activities	9	1	10	6	2	8

Manufacturing	528	200	728	498	215	712

Wholesale and retail trade	461	196	657	275	222	497

Households	307	2,390	2,698	332	2,931	3,263

Commercial real estate activities	982	240	1,222	1,365	281	1,646

Public sector	11	0	11	16	0	16

Other[1]	1,892	201	2,094	1,594	260	1,854

Total	4,300	3,232	7,532	4,236	3,915	8,151

[1]

Thereof “Transportation, storage and communication’: Total Impaired Loans € 975 million (47%) and “Residential Real estate; renting and business activities”: Total Impaired loans € 535 million (25%). The rest is split across various industries (of which no single one contributes 25 % or more of the total of the category ‘Other’).

Impaired loans by region

	Sep 30, 2016			Dec 31, 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,321	1,379	2,700	1,362	1,642	3,004

Western Europe (excluding Germany)	2,066	1,690	3,756	2,280	2,057	4,337

Eastern Europe	48	146	195	76	179	255

North America	368	1	369	340	2	342

Central and South America	15	0	15	0	6	6

Asia/Pacific	310	15	325	155	23	178

Africa	22	1	23	21	5	26

Other	149	0	149	2	0	2

Total	4,300	3,232	7,532	4,236	3,915	8,151

Deutsche Bank	1 – Management Report	62
Interim Report as of September 30, 2016

Development of Impaired Loans

	Nine months ended Sep 30, 2016			Full Year 2015
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,236	3,915	8,151	4,990	4,359	9,348

Classified as impaired during the year	1,611	936	2,547	898	1,176	2,073

Transferred to not impaired during the year [1]	(707)	(855)	(1,561)	(1,010)	(859)	(1,869)

Charge-offs	(613)	(740)	(1,353)	(537)	(717)	(1,254)

Disposals of impaired loans	(162)	(11)	(173)	(239)	(53)	(292)

Exchange rate and other movements	(65)	(13)	(78)	135	10	145

Balance, end of period	4,300	3,232	7,532	4,236	3,915	8,151

[1]	Includes repayments.

Our impaired loans decreased in the first nine months of 2016 by € 619 million or 8 % to € 7.5 billion resulting from reductions in our collectively assessed portfolio in PCC, Postbank and NCOU and partly offset by an increase in individually assessed impaired loans related to new impairments within CIB and Global Markets reflecting among others the continued market weakness of the shipping industry along with the lower commodity prices within metals and mining industries.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) decreased from 62 % as of year-end 2015 to 61 % as of September 30, 2016.

Our impaired loans included € 157 million of loans reclassified to loans and receivables in accordance with IAS 39, down € 510 million or 76 % from the level at prior year end mainly driven by charge offs.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Nine months ended Sep 30, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	508	370	878	(6)	19	12	891
Thereof: (Gains)/Losses from disposal of impaired loans	3	(16)	(13)	0	0	0	(13)

Net charge-offs:	(585)	(653)	(1,238)	0	0	0	(1,238)
Charge-offs	(613)	(740)	(1,353)	0	0	0	(1,353)
Recoveries	29	86	115	0	0	0	115

Other changes	14	(121)	(107)	(8)	(4)	(12)	(119)

Balance, end of period	2,189	2,372	4,562	129	183	312	4,874

Changes compared to prior year

Provision for credit losses
In € m.	333	33	366	(57)	5	(52)	314
In %	190	10	72	(113)	39	(81)	55

Net charge-offs
In € m.	(266)	(118)	(384)	0	0	0	(384)
In %	83	22	45	0	0	0	45

63	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Asset Quality

Allowance for credit losses as at September 30, 2016 amounted to € 4.9 billion compared to € 5.3 billion as at end of last year. The reduction is driven by charge-offs, partly compensated by additional provision for credit losses.

Provision for credit losses increased by € 314 million compared to the first nine months of 2015, driven by an increase in provision for loan losses of € 366 million partly offset by a reduction in provisions for Off-Balance Sheet positions of € 52 million. The increase in our individually assessed portfolio mainly results from CIB and Global Markets reflecting the continued market weakness of the shipping sector and lower commodity prices in metals and mining sector. The increase in provisions for our collectively assessed loan portfolio is mainly driven by NCOU relating to higher charges for IAS 39 reclassified assets and partly offset by PW&CC and Postbank, among others reflecting the good quality of the loan book and the benign economic environment. The reduction in provisions for Off-Balance Sheet positions was driven by CIB and reflects releases caused by crystallization into cash of a few guarantee exposures leading to higher provision for loan losses.

The increase in charge-offs of € 384 million compared to prior years’ nine months is mainly driven by IAS 39 reclassified assets in NCOU along with disposals in PCC International and Postbank.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 102 million as of September 30, 2016, representing 2 % of our total allowance for loan losses, down 74 % from the level at the end of 2015 which amounted to € 389 million (8 % of total allowance for loan losses). This reduction was driven by charge offs of € 319 million along with reduction driven by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies and partly offset by additional provisions of € 64 million.

Compared to the first nine months of 2015, provision for loan losses for IAS 39 reclassified assets increased by € 103 million mainly related to our European Mortgage Portfolios. Net Charge offs increased by € 204 million mainly driven by the European Mortgage portfolio and one large single booking.

	Nine months ended Sep 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	176	337	512	51	14	64	576
Thereof: (Gains)/Losses from disposal of impaired loans	(56)	(45)	(100)	0	0	0	(100)

Net charge-offs:	(319)	(535)	(854)	0	0	0	(854)
Charge-offs	(360)	(623)	(983)	0	0	0	(983)
Recoveries	41	87	129	0	0	0	129

Other changes	30	(4)	27	2	7	9	36

Balance, end of period	2,251	2,646	4,897	137	162	300	5,197

Changes compared to prior year

Provision for credit losses
In € m.	(125)	(105)	(230)	40	1	41	(189)
In %	42	(24)	(31)	387	5	175	(25)

Net charge-offs
In € m.	441	(108)	333	0	0	0	333
In %	(58)	25	(28)	0	0	0	(28)

Deutsche Bank	1 – Management Report	64
Interim Report as of September 30, 2016

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [1]		Commodity price risk
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [2]	33.8	43.3	(33.9)	(40.9)	19.5	20.3	27.0	30.9	9.8	16.6	10.6	15.0	0.8	1.3

Maximum [2]	46.5	65.6	(47.7)	(59.2)	29.5	30.2	32.5	40.3	17.6	28.3	16.4	25.0	3.3	4.0

Minimum [2]	22.2	28.7	(25.6)	(31.0)	14.9	16.2	23.7	24.0	5.5	9.2	3.6	6.0	0.3	0.5

Period-end [3]	22.6	33.3	(43.9)	(38.8)	22.7	18.3	32.5	26.2	5.5	11.7	5.2	15.1	0.5	0.9

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2016 and the full year 2015, respectively.
[3]	Amounts for 2016 as of September 30, 2016 and for 2015 as of December 31, 2015.

The average value-at-risk over the first nine months of 2016 was € 33.8 million, which is a decrease of € 9.4 million compared with the full year 2015. The reduction in the average was driven by decreases across the credit spread, foreign exchange and equity asset classes as a result of a decrease in directional exposure on average compared to the full year 2015.

During the first nine months of 2016 our trading units achieved a positive revenue for 90 % of trading days compared with 91 % in the full year 2015.

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type1

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk [2]		Commodity price risk
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [3]	87.7	105.1	(75.3)	(114.5)	50.9	60.7	78.4	106.7	18.5	22.8	13.9	26.7	1.2	2.5

Maximum [3]	121.5	135.7	(128.1)	(186.7)	82.5	84.2	99.3	154.5	82.0	68.7	30.4	59.8	3.9	7.6

Minimum [3]	66.3	82.4	(53.4)	(71.7)	37.4	45.1	65.3	82.6	2.4	0.1	3.4	5.7	0.4	0.7

Period-end [4]	71.6	106.3	(78.5)	(98.0)	51.2	45.5	69.5	90.9	21.4	44.1	6.7	22.6	1.3	1.2

[1]	At the end of March 2015 the aggregation approach of certain components was improved resulting in a decrease in credit spread stressed value-at-risk
[2]	Includes stressed value-at-risk from gold and other precious metal positions.
[3]	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2016 and the full year 2015, respectively.
[4]	Amounts for 2016 as of September 30, 2016 and for 2015 as of December 31, 2015.

The average stressed value-at-risk was € 87.7 million over the first nine months of 2016, a decrease of € 17.4 million compared with the full year 2015. The reduction in the average was driven by decreases across the credit spread, foreign exchange and equity asset classes due to the same reductions in average directional exposure that drove our trading value-at-risk. Additionally interest rate stressed value-at-risk has decreased on average over 2016 due to changes in the composition of the risk.

65	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Market Risk

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3,4,5

	Total		Non-Core Operations Unit		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Average [1]	974.0	974.9	36.6	17.5	345.5	539.3	234.9	105.6	290.9	159.6	112.0	235.2	(46.0)	(82.4)

Maximum [1]	1,106.2	1,020.8	72.8	84.7	520.7	692.8	364.8	178.9	702.7	350.7	180.4	299.7	(29.8)	(52.1)

Minimum [1]	877.9	843.8	15.7	(4.8)	181.4	435.0	133.5	50.2	169.4	112.6	63.9	144.2	(65.7)	(128.4)

Period-end [2]	1,052.5	843.8	72.8	2.8	520.7	435.0	173.0	90.0	169.4	119.8	180.4	264.4	(63.9)	(68.2)

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding September 30, 2016 and December 31, 2015, respectively.
[2]	Amounts for 2016 as of September 30, 2016 and for 2015 as of December 31, 2015.
[3]	Business line breakdowns have been updated for 2016 reporting to better reflect the current business structure.
[4]	All liquidity horizons are set to 12 months.
[5]	Spot value, average, maximum and minimum values for year-end 2015 are calculated based on spot and add-on the incremental risk charge population.

The incremental risk charge as at the end of the third quarter of 2016 was € 1,053 million, an increase of € 209 million (25%) compared with year end 2015. The 12-week average incremental risk charge as at the end of the third quarter of 2016 was € 974 million and thus with € 1 million (0%) deviation relatively unchanged compared with the average for the 12-week period ended December 31, 2015. The increased average incremental risk charge is driven by an increase in credit exposures in fixed income trading when compared to the full year 2015.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon) 3,4

in € m.	2016	2015
Average [1]	104.5	188.4

Maximum [1]	176.6	197.3

Minimum [1]	44.4	180.3

Period-end [2]	37.7	190.2

[1]	Regulatory comprehensive risk measure calculated for the 12-week period ending September 30, 2016 and December 31, 2015.
[2]	Spot value of internal model comprehensive risk measure at period end.
[3]	As of the end of March 2016 the comprehensive risk measure includes add-ons to capitalize the excess of the worst stress test loss over the internal model.
[4]	All liquidity horizons are set to 12 months.

The internal model comprehensive risk measure as at the end of the first nine months of 2016 was € 38 million and decreased by € 153 million (-80%) compared with year end 2015. The 12-week average of our regulatory comprehensive risk measure as at the end of the first nine months of 2016 was € 104 million and thus € 84 million (45%) lower compared with the average for the 12-week period ending December 31, 2015. The reduction was due to continued de-risking on this portfolio.

Deutsche Bank	1 – Management Report	66
Interim Report as of September 30, 2016

Market Risk Standardized Approach

As of September 30, 2016, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 461.3 million corresponding to risk weighted-assets of € 5.8 billion. As of December 31, 2015 these positions generated capital requirements of € 811 million corresponding to risk weighted-assets of € 10.1 billion.

For nth-to-default credit default swaps the capital requirement decreased to € 3.7 million corresponding to risk weighted-assets of € 46.6 million compared with € 6 million and € 78 million as of December 31, 2015.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 49 million corresponding to risk weighted-assets of € 611 million as of September 30, 2016, compared with € 70 mil-lion and € 873 million as of December 31, 2015.

The capital requirement for longevity risk under the market risk standardized approach was € 36 million for NCOU and Pensions and Insurance Risk Markets (PIRM) corresponding to risk-weighted assets of € 449 million as of 30 September, 2016, compared with € 36 million and € 451 million as of December 31, 2015.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of September 30, 2016 and at year-end 2015. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of September 30, 2016 and at year-end 2015. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first nine months of 2016 our operational risk losses continued to be predominantly driven by legal operational risk losses and legal provisions which represent the majority of our operational risk. Since legal losses account for more than 90 % of operational risk losses, legal risks account for the majority of operational risk regulatory and economic capital demand. For a description of our current legal and regulatory proceedings, please see section “Current Individual Proceedings” of this Interim Report. Our non-legal operational risk losses were higher compared to the first nine months of 2015. The outlook for the rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of legal risks/contingencies, trend analysis based upon available losses and key risk indicator data.

This is particularly reflected in the management and measurement of our legal risks where the bank relies both on information from internal as well as external data sources to consider developments in legal matters that affect Deutsche Bank specifically but also the banking industry as a whole. Reflecting the multi-year nature of legal proceedings the measurement of our legal risks furthermore takes into account changing levels of certainty by capturing the legal risks at various stages throughout the lifecycle of a legal matter.

67	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Liquidity Risk

Conceptually the bank measures operational risk including legal risk by determining the maximum loss that will not be exceeded with a given probability. This maximum loss amount includes a component that due to the IFRS criteria is reflected in our financial statements and a component that is expressed as regulatory or economic capital demand that is not reflected as provisions within our financial statements.

–

The legal losses which the bank expects with a likelihood of more than 50 % are already reflected in our IFRS group financial statements. These losses include net changes in provisions for existing and new cases in a specific period where the loss is deemed probable and is reliably measurable in accordance with IAS 37. The development of our legal provisions for civil litigations and regulatory enforcement is outlined in detail in the accompanying note ”Provisions” in this report.

–

The legal losses which are not reflected in our financial statements as provisions as they do not meet the recognition criteria under IAS 37 are expressed as “regulatory or economic capital demand” reflecting our legal risk exposure which consumes regulatory and economic capital. We measure and quantify our regulatory and economic capital demand for operational risks including legal risks with our AMA model. The AMA model calculates this loss component at a confidence level of 99.9 % for regulatory capital demand and 99.98 % for economic capital demand, respectively.

To quantify the litigation losses in the AMA model the bank takes into account historic losses, provisions, contingent liabilities and legal forecasts. Legal forecasts are generally comprised of ranges of potential losses from legal matters that are not deemed probable but are reasonably possible. Reasonably possible losses may result from ongoing and new legal matters which are reviewed at least quarterly by the attorneys handling the legal matters.

We include the legal forecasts in the “Relevant Loss Data” set feeding our AMA model. Hereby the projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters. This reflection of legal forecasts within the AMA model has been in place since 2014 as part of a proactive implementation of a model change request, which has now been approved by the European supervisory authority ECB.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Sep 30, 2016		Dec 31, 2015
Capital Markets and Equity	205	21%	212	22%

Retail	299	31%	312	32%

Transaction Banking	189	20%	197	20%

Other Customers [1]	62	6%	81	8%

Unsecured Wholesale	50	5%	60	6%

Secured Funding and Shorts	151	16%	110	11%

Financing Vehicles	2	0%	4	0%

Total external funding	957	100%	976	100%

[1]	“Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 595.3 billion (€ 527.7 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 80.5 billion (€ 71.1 billion), and other non-funding liabilities € 55.9 billion (€ 54.3 billion) for September 30, 2016, and December 31, 2015, respectively.

The decrease of € 6.8 billion in Capital Markets and Equity reflects maturities and redemptions exceeding issuance activities, as well as the impact of our public tender offer in the first quarter 2016. Retail (including Wealth Management) and transaction banking deposits have decreased by € 13.2 billion and € 8.0 billion respectively; these reductions are partially driven by initiatives to improve profitability by re-focusing client, country and product perimeter as part of Strategy 2020 as well as client reaction to the negative market perception concerning Deutsche Bank late in the third quarter. The € 19.4 billion reduction in “Other Customers” reflects development in balances not relied upon as a source of stable funding, predominantly related to net margin payable and prime brokerage balances, partly affected by the aforementioned market perceptions. Maturities of short-term borrowings and commercial paper resulted in a € 10.1 billion decrease in Unsecured Wholesale. The increase of € 40.4 billion in secured funding and shorts during the first nine months of the year 2016 reflects increased business activity in comparison

Deutsche Bank	1 – Management Report	68
Interim Report as of September 30, 2016

to low year-end levels, and includes an additional € 8.2 billion in secured funding raised via the ECB’s Targeted Long Term Refinancing Operations (TLTRO). Foreign exchange effects contributed to the decrease across most funding sources.

In the third quarter of 2016, we raised € 2.8 billion at an average spread over 3-months Euribor of 84 bps (all non-Euro funding spreads are rebased versus 3-months Euribor), with an average tenor of 9.2 years. In total we issued in the first nine months of 2016 € 23 billion out of a total 2016 funding plan of € 30 billion equating to a completion rate of 77%, 2 percentage points ahead of the pro-rata equivalent. The average spread during the first nine months of the year 2016 over 3-months Euribor was 106 bps, with an average tenor of seven years. The most significant transaction over this period was a € 0.5 billion Pfandbrief benchmark issuance with a maturity of twelve years. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Sep 30, 2016		Dec 31, 2015
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	111	111	98	98

Parent (incl. foreign branches)	87	87	75	75

Subsidiaries	24	24	23	23

Highly liquid securities (includes government, government guaranteed and agency securities)	68	65	100	94

Parent (incl. foreign branches)	53	51	78	73

Subsidiaries	16	14	22	21

Other unencumbered central bank eligible securities	21	13	17	13

Parent (incl. foreign branches)	17	10	14	11

Subsidiaries	4	3	3	2

Total liquidity reserves	200	189	215	205

Parent (incl. foreign branches)	157	148	167	159

Subsidiaries	44	41	48	46

Our liquidity reserves decreased by € 15 billion or 7 % during the first nine months of 2016 in comparison to year-end 2015.

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of September 30, 2016 (preliminary estimate) was € 18 billion (December 31, 2015 sNLP of € 46 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. Our internal risk appetite is to maintain a surplus of at least € 5 billion.

69	Deutsche Bank Interim Report as of September 30, 2016	Operating and Financial Review – 2 Strategy – 28 Outlook – 29	Risk and Opportunities – 35 Risk Report – 37 ▶ Liquidity Risk

Liquidity Coverage Ratio

Finalized by the Basel Committee in January 2013, the Liquidity Coverage Ratio LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR, was required in Europe from October 1, 2015.

Our LCR of 122 % as of September 30, 2016 has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61, (calculated in accordance with the EBA’s Implementing Technical Standard on Supervisory Reporting with regard to the LCR). The December 31, 2015 LCR was 119%.

Deutsche Bank	2 – Confirmations	70
Interim Report as of September 30, 2016

71	Deutsche Bank Interim Report as of September 30, 2016	Consolidated Statement of Income – 71 Consolidated Statement of Comprehensive Income – 72 Consolidated Balance Sheet – 73	Consolidated Statement of Changes in Equity – 74 Consolidated Statement of Cash Flows – 76

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Interest and similar income	6,359	6,661	19,112	20,054

Interest expense	2,834	2,968	7,971	8,029

Net interest income	3,525	3,693	11,142	12,025

Provision for credit losses	327	207	891	576

Net interest income after provision for credit losses	3,198	3,486	10,251	11,448

Commissions and fee income	3,027	3,108	8,825	9,836

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	390	700	2,111	4,279

Net gains (losses) on financial assets available for sale	111	59	476	297

Net income (loss) from equity method investments	75	(542)	427	(121)

Net income (loss) from securities held to maturity	0	0	0	0

Other income	366	312	(34)	568

Total noninterest income	3,968	3,637	11,805	14,858

Compensation and benefits	2,894	3,309	9,047	10,189

General and administrative expenses	3,490	4,171	10,447	13,575

Policyholder benefits and claims	167	(29)	285	134

Impairment of goodwill and other intangible assets	(49)	5,770	236	5,770

Restructuring activities	45	2	435	31

Total noninterest expenses	6,547	13,224	20,450	29,700

Income (loss) before income taxes	619	(6,101)	1,606	(3,393)

Income tax expense (benefit)	340	(77)	1,071	1,254

Net income (loss)	278	(6,024)	534	(4,647)

Net income (loss) attributable to noncontrolling interests	22	(12)	47	26

Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	256	(6,013)	488	(4,674)

Earnings per Common Share
	Three months ended		Nine months ended
	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Earnings per common share:[1]

Basic	€0.18	€(4.35)	€0.15	€(3.53)

Diluted	€0.18	€(4.35)	€0.15	€(3.53)

Number of shares in million:

Denominator for basic earnings per share – weighted-average shares outstanding	1,387.0	1,383.3	1,386.9	1,388.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions[2]	1,418.8	1,383.3	1,409.9	1,388.3

[1]	Earnings for the nine months ended September 30, 2016 and 2015 were adjusted by € 276 million and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2016 and April 2015, respectively.
[2]	Due to the net loss situation for the three and nine months ended September 30, 2015, potentially dilutive shares are generally not considered for the EPS calculation, because to do so would decrease the net loss per share. Under a net income situation however, the number of adjusted weighted average shares after assumed conversion would have been increased by 26.2 million shares for the three months ended September 30, 2015 and by 27.5 million shares for the nine months ended September 30, 2015.

Deutsche Bank	3 – Consolidated Financial Statements	72
Interim Report as of September 30, 2016

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Net income (loss) recognized in the income statement	278	(6,024)	534	(4,647)

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(405)	87	(977)	(26)

Total of income tax related to items that will not be reclassified to profit or loss	146	(89)	444	(117)

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	243	87	1,094	(197)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(82)	(68)	(407)	(282)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	12	23	46	4
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(12)	5	(4)	15

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(307)	(323)	(1,101)	2,320
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(10)	4	(7)	4

Equity Method Investments
Net gains (losses) arising during the period	(2)	(1)	13	66

Total of income tax related to items that are or may be reclassified to profit or loss	(85)	(145)	(241)	(5)

Other comprehensive income (loss), net of tax	(502)	(421)	(1,140)	1,783

Total comprehensive income (loss), net of tax	(224)	(6,446)	(605)	(2,864)

Attributable to:
Noncontrolling interests	21	(13)	41	44
Deutsche Bank shareholders and additional equity components	(245)	(6,433)	(647)	(2,908)

73	Deutsche Bank Interim Report as of September 30, 2016	Consolidated Statement of Income – 71 Consolidated Statement of Comprehensive Income – 72 Consolidated Balance Sheet – 73	Consolidated Statement of Changes in Equity – 74 Consolidated Statement of Cash Flows – 76

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Sep 30, 2016	Dec 31, 2015
Cash and central bank balances	108,250	96,940

Interbank balances (w/o central banks)	10,608	12,842

Central bank funds sold and securities purchased under resale agreements	22,327	22,456

Securities borrowed	29,096	33,557

Financial assets at fair value through profit or loss
Trading assets	176,456	196,035
Positive market values from derivative financial instruments	542,205	515,594
Financial assets designated at fair value through profit or loss	116,518	109,253

Total financial assets at fair value through profit or loss	835,179	820,883

Financial assets available for sale	68,921	73,583

Equity method investments	928	1,013

Loans	422,979	427,749

Securities held to maturity	3,215	0

Property and equipment	2,697	2,846

Goodwill and other intangible assets	9,560	10,078

Other assets	166,264	118,137

Assets for current tax	1,215	1,285

Deferred tax assets	7,711	7,762

Total assets	1,688,951	1,629,130

Liabilities and Equity

in € m.	Sep 30, 2016	Dec 31, 2015
Deposits	540,609	566,974

Central bank funds purchased and securities sold under repurchase agreements	20,484	9,803

Securities loaned	2,572	3,270

Financial liabilities at fair value through profit or loss
Trading liabilities	61,785	52,304
Negative market values from derivative financial instruments	524,113	494,076
Financial liabilities designated at fair value through profit or loss	54,967	44,852
Investment contract liabilities	7,822	8,522

Total financial liabilities at fair value through profit or loss	648,687	599,754

Other short-term borrowings	22,352	28,010

Other liabilities	207,458	175,005

Provisions	9,560	9,207

Liabilities for current tax	1,261	1,699

Deferred tax liabilities	828	746

Long-term debt	162,277	160,016

Trust preferred securities	6,135	7,020

Obligation to purchase common shares	0	0

Total liabilities	1,622,224	1,561,506

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,597	33,572

Retained earnings	20,860	21,182

Common shares in treasury, at cost	(21)	(10)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[1]	3,803	4,404

Total shareholders’ equity	61,770	62,678

Additional equity components[2]	4,673	4,675

Noncontrolling interests	284	270

Total equity	66,727	67,624

Total liabilities and equity	1,688,951	1,629,130

[1]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[2]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	3 – Consolidated Financial Statements	74
Interim Report as of September 30, 2016

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other [1]
Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income (loss), net of tax[2]	0	0	(4,674)	0	0	(365)

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	(1,034)	0	0	0

Coupon on additional equity components, net of tax	0	0	(228)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(143)	0	0	0

Net change in share awards in the reporting period	0	(221)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	780	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(8,340)	0	0

Sale of treasury shares	0	0	0	7,538	0	0

Net gains (losses) on treasury shares sold	0	1	0	0	0	0

Other	0	75	(31)	0	0	0

Balance as of September 30, 2015	3,531	33,447	23,170	(30)	0	1,309

Balance as of December 31, 2015	3,531	33,572	21,182	(10)	0	1,384

Total comprehensive income (loss), net of tax[2]	0	0	488	0	0	427

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	(276)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(533)	0	0	0

Net change in share awards in the reporting period	0	(142)	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	237	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(129)	0	0	0	0

Purchases of treasury shares	0	0	0	(3,750)	0	0

Sale of treasury shares	0	0	0	3,503	0	0

Net gains (losses) on treasury shares sold	0	10	0	0	0	0

Other	0	286	0	0	0	0

Balance as of September 30, 2016	3,531	33,597	20,860	(21)	0	1,811

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

75	Deutsche Bank Interim Report as of September 30, 2016	Consolidated Statement of Income – 71 Consolidated Statement of Comprehensive Income – 72 Consolidated Balance Sheet – 73	Consolidated Statement of Changes in Equity – 74 Consolidated Statement of Cash Flows – 76

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax [1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax [1]	Foreign currency translation, net of tax [1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax [2]	Total shareholders’ equity	Additional equity components [3]	Noncontrolling interests	Total equity
79	0	151	18	1,923	68,351	4,619	253	73,223

13	0	2,194	66	1,908	(2,765)	0	44	(2,721)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(1,034)	0	(6)	(1,040)

0	0	0	0	0	(228)	0	0	(228)

0	0	0	0	0	(143)	0	0	(143)

0	0	0	0	0	(221)	0	0	(221)

0	0	0	0	0	780	0	0	780

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(8,340)	0	0	(8,340)

0	0	0	0	0	7,538	0	0	7,538

0	0	0	0	0	1	0	0	1

0	0	0	0	0	44	56[4]	(35)	65

93	0	2,345	84	3,831	63,949	4,674	256	68,879

97	662	2,196	66	4,404	62,678	4,675	270	67,624

28	0	(1,069)	13	(601)	(113)	0	41	(72)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	(11)	(11)

0	0	0	0	0	(276)	0	0	(276)

0	0	0	0	0	(533)	0	0	(533)

0	0	0	0	0	(142)	0	0	(142)

0	0	0	0	0	237	0	0	237

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(129)	0	0	(129)

0	0	0	0	0	(3,750)	0	0	(3,750)

0	0	0	0	0	3,503	0	0	3,503

0	0	0	0	0	10	0	0	10

0	0	0	0	0	286	(2)[4]	(17)	267

125	662	1,126	79	3,803	61,770	4,673	284	66,727

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	3 – Consolidated Financial Statements	76
Interim Report as of September 30, 2016

Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015
Net income (loss)	534	(4,647)

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	891	576
Restructuring activities	435	31
Gain on sale of financial assets available for sale, equity method investments, and other	(713)	(422)
Deferred income taxes, net	384	144
Impairment, depreciation and other amortization, and accretion	1,521	8,319
Share of net income (loss) from equity method investments	(176)	(572)

Income (loss) adjusted for noncash charges, credits and other items	2,876	3,429

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and with banks w/o central banks[1]	(1,054)	28,928
Central bank funds sold, securities purchased under resale agreements, securities borrowed	4,115	(11,105)
Financial assets designated at fair value through profit or loss	(8,776)	8,698
Loans	3,505	(14,839)
Other assets	(47,033)	(12,358)
Deposits	(24,875)	30,086
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[2]	10,449	(210)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	10,159	(3,679)
Other short-term borrowings	(5,601)	(13,870)
Other liabilities	36,043	25,495
Senior long-term debt[3]	2,427	14,026
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	32,357	10,523
Other, net	(5,671)	(17,109)

Net cash provided by (used in) operating activities	8,921	48,015

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	14,407	14,250
Maturities of financial assets available for sale	4,649	2,836
Maturities of securities held to maturity	0	0
Sale of equity method investments	36	29
Sale of property and equipment	217	96
Purchase of:
Financial assets available for sale	(16,996)	(22,238)
Securities held to maturity	0	0
Equity method investments	(17)	(5)
Property and equipment	(435)	(311)
Net cash received in (paid for) business combinations/divestitures	239	518
Other, net	(1,031)	(720)

Net cash provided by (used in) investing activities	1,069	(5,545)

77	Deutsche Bank Interim Report as of September 30, 2016	Consolidated Statement of Income – 71 Consolidated Statement of Comprehensive Income – 72 Consolidated Balance Sheet – 73	Consolidated Statement of Changes in Equity – 74 Consolidated Statement of Cash Flows – 76

	Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015
Cash flows from financing activities:
Issuances of subordinated long-term debt	784	2,883
Repayments and extinguishments of subordinated long-term debt	(1,001)	(949)
Issuances of trust preferred securities	98	784
Repayments and extinguishments of trust preferred securities	(838)	(601)
Common shares issued	0	0
Purchases of treasury shares	(3,750)	(8,340)
Sale of treasury shares	3,470	7,568
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(145)	(340)
Sale of Additional Equity Components (AT1)	145	376
Coupon on additional equity components, pre tax	(333)	(269)
Dividends paid to noncontrolling interests	(11)	(6)
Net change in noncontrolling interests	(17)	(35)
Cash dividends paid to Deutsche Bank shareholders	0	(1,034)

Net cash provided by (used in) financing activities	(1,598)	37

Net effect of exchange rate changes on cash and cash equivalents	(395)	2,841

Net increase (decrease) in cash and cash equivalents	7,997	45,348
Cash and cash equivalents at beginning of period	105,478	51,960
Cash and cash equivalents at end of period	113,473	97,306

Net cash provided by (used in) operating activities including

Income taxes paid, net	1,126	761
Interest paid	8,270	8,438
Interest and dividends received	19,321	20,183

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks[1]	106,166	87,652
Interbank balances (w/o central banks) (not included: time deposits of € 5,385 million as of September 30, 2016, and € 5,256 million as of September 30, 2015)[1]	7,307	9,654

Total	113,473	97,306

[1]	In 2015, comparatives have been restated. See Note 1 “Significant Accounting Policies and Critical Accounting Estimates – Significant Changes in Estimates and Changes in Presentation” of the consolidated financial statements in our Annual Report 2015 for detailed information.
[2]	Included are senior long-term debt issuances of € 4,810 million and € 6,783 million and repayments and extinguishments of € 5,372 million and € 6,564 million through September 30, 2016 and September 30, 2015, respectively.
[3]	Included are issuances of € 36,492 million and € 53,697 million and repayments and extinguishments of € 34,846 million and € 38,933 million through September 30, 2016 and September 30, 2015, respectively.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	78
Interim Report as of September 30, 2016

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, which was restated in the first quarter 2016 to reflect Deutsche Bank’s new structure and business operations. The condensed consolidated interim financial statements also include supplementary disclosures on the income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2015, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

79	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 1

On January 1, 2016, the Group adopted the amendments to IAS 1 “Presentation of Financial Statements”, which resulted as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments did not have a material impact on the Group’s consolidated financial statements.

Improvements to IFRS 2012-2014 Cycle

On January 1, 2016, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2012-2014 cycle. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of September 30, 2016 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

In June 2016, the IASB issued narrow-scope amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. They are effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of the clarifications to IFRS 2. The amendments have yet to be endorsed by the EU.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	80
Interim Report as of September 30, 2016

IFRS 9 Financial Instruments

In July 2014, the IASB issued IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

The Group has implemented a centrally managed IFRS 9 program sponsored by the Group’s chief financial officer and includes subject matter experts on methodology, data sourcing and modeling, IT processing and reporting. Overall governance is through the IFRS 9 Steering Committee which includes joint representation from Finance and Risk. Guidance and training on IFRS 9 is delivered across businesses and functions as part of the Group’s internal control system in preparation for IFRS 9 becoming effective for the Group from January 1, 2018.

Classification and Measurement of Financial Assets and Liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income. The standard also allows the election to apply the presentation of fair value movements of an entity’s credit risk in Other Comprehensive Income prior to adopting IFRS 9 in full. The Group has not early adopted these requirements of the standard as IFRS 9 has not been endorsed by the EU yet.

Impairment of Financial Assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. The determination of impairment losses and allowances will move from an incurred credit loss model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected credit loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Under the IFRS 9 expected credit loss approach, the Group will recognize expected credit losses resulting from default events that are possible within the next 12 months for both the homogeneous and non-homogeneous performing loan pools (stage 1). IFRS 9 also requires the recognition of credit losses expected over the remaining life of the assets (‘lifetime expected losses’) which have significantly deteriorated in credit quality since origination or purchase but have yet to default (stage 2) and for assets that are credit impaired (stage 3). Under IFRS 9 expected credit losses are measured by taking into account forward-looking information, including macro-economic factors.

81	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on reasonable and supportable forward-looking information which probability weights future economic situations that are continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses apply as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IAS 39/ IFRS 9. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has yet to be endorsed by the EU.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	82
Interim Report as of September 30, 2016

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

From 2016 onwards and in accordance with our Strategy 2020 our business operations have been organized under the following segments:

–	Global Markets (“GM”),
–	Corporate & Investment Banking (“CIB”),
–	Private, Wealth and Commercial Clients (“PW&CC”),
–	Deutsche Asset Management (“Deutsche AM”),
–	Postbank (“PB”) and
–	Non-core Operations Unit (“NCOU”)

The key changes in 2016 are outlined below.

Global Markets (“GM”) – Effective from first quarter of 2016, GM included the sales and trading related activities of our former Corporate Banking & Securities (“CB&S”) segment. Revenues related to certain financing activities previously included within “Loan Products” in CB&S were included within “Sales & Trading—debt and other products”. Mark-to-market gains/losses relating to RWA mitigation on Credit Valuation Adjustment (CVA) RWA, Funding Valuation Adjustment (FVA) and certain CVA calculation methodology refinements previously reported under “Sales & Trading” revenues were included in “Other”. Debt Valuation Adjustment (DVA) continued to be reported within “Other”. This category also included transfers from and to our segment Corporate & Investment Banking (“CIB”) resulting from client coverage and product distribution. Additionally in the second quarter the transfer of businesses from Deutsche AM to GM resulted in the re-assignment of goodwill based on relative values in accordance with IFRS. The subsequent impairment review led to an impairment loss of € 285 million in Global Markets.

Corporate & Investment Banking (“CIB”) – Effective from first quarter of 2016, CIB combined the Corporate Finance business components of our former Corporate Banking and Securities (“CB&S”) and Global Transaction Banking (“GTB”) businesses. Transfers from and to our segment Global Markets related to client coverage and product distribution were included in “Loan Products & Other”.

Private, Wealth and Commercial Clients (“PW&CC”) – Within the segment PW&CC, in the first quarter of 2016, we had combined our German and International Private and Commercial Clients (“PCC”) businesses formerly included in the Private & Business Clients (“PBC”) segment with the Wealth Management (“WM”) activities formerly included in Deutsche Asset & Wealth management (“DeAWM”). Revenues from Hua Xia Bank are presented separately within PW&CC to reflect the expected disposal of this investment as part of our Strategy 2020.

83	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Deutsche Asset Management (“Deutsche AM”) –Since the first quarter of 2016, Deutsche AM contained the Asset Management activities included in our former DeAWM segment and focused on providing investment solutions to institutions and intermediaries that serve individual clients. In the second quarter of 2016 the transfer of businesses to GM resulted in a re-assignment of, goodwill from Deutsche AM to GM based on relative values in accordance with IFRS.

Postbank (“PB”) – To reflect the planned deconsolidation as formulated in our Strategy 2020, effective from first quarter of 2016, PB was presented as a separate segment, which combined both core components and non-core components of Postbank previously recorded in our NCOU segment. The reported numbers in the Postbank segment will deviate from Postbank’s stand-alone reporting as a consequence of consolidation effects and the impact of purchase price allocation items.

Non-core Operations Unit (“NCOU”) – As a key change compared to our former structure, effective from first quarter 2016, our NCOU segment no longer contains the aforementioned non-core components related to Postbank.

The goodwill impairment losses in our 2015 results related to CB&S and PBC were allocated to the new segments Global Markets/Corporate & Investment Banking and PW&CC/Postbank respectively based on the goodwill balances related to these business units prior to the third quarter of 2015 impairment.

Certain Liquidity Management activities previously included within our business segments are centrally managed by Treasury and therefore have been transferred to Consolidation & Adjustments, since first quarter of 2016, and are reflected in our business segments on an allocated basis. In the second quarter of 2016, the Liquidity Portfolio business of Asia excluding Japan has been transferred from Global Markets to Treasury.

The bank levy for the Single Resolution Fund (SRF) was recognized with its full annual amount directly in the business segments in the first quarter. Consequently, there will be no accrual over the year in the business segments and no recognition of a timing effect in Consolidation & Adjustments. We have restated the prior period to reflect this changed timing in the segments.

In the first quarter of 2016, a stricter definition for Invested Assets became effective and Client Assets were introduced as additional metric. Accordingly, Invested Assets include assets held on behalf of customers for investment purposes and/or client assets that are managed by DB on a discretionary or advisory basis and/or assets that are deposited with DB; Client Assets include Invested Assets plus other assets over which DB provides non investment services such as custody, risk management, administration and reporting (including execution only brokerage).

Capital Expenditures and Divestitures

During the first nine months of 2016, the Group has made the following capital expenditures or divestitures:

In September 2016, Deutsche Bank agreed to sell its Abbey Life business (Abbey Life Assurance Company Limited, Abbey Life Trustee Services Limited and Abbey Life Trust Securities Limited) to a subsidiary of Phoenix Group Holdings (“Phoenix Group”). The transaction is subject to regulatory approvals including that of the Prudential Regulatory Authority, as well as to a vote of the shareholders of Phoenix Group and to completion of a rights issue by Phoenix Group to fund the transaction.

In the fourth quarter 2015 Deutsche Bank Group announced that it has entered into a definitive asset purchase agreement to sell its US Private Client Services unit to Raymond James Financial, Inc. In September 2016 the transaction was successfully completed.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	84
Interim Report as of September 30, 2016

In August 2016 Deutsche Bank Group has entered into an agreement to sell Deutsche Bank S.A., its subsidiary in Argentina, to Banco Comafi S.A. The transaction is part of Strategy 2020 and the Group’s plan to rationalize its global footprint. Closing of the transaction is expected for the first half of 2017, contingent on regulatory approvals and other customary conditions.

In November 2015, Visa Inc. announced a definitive agreement to acquire Visa Europe Limited As part of this acquisition Visa Europe Limited requested all its shareholders, inter alia several Deutsche Bank Group entities, to return their shares against consideration. Deutsche Bank returned its shares in Visa Europe Limited in January 2016 and received the cash and preferred shares consideration at closing on June 21, 2016 as well as an entitlement to a deferred cash payment including interest upon the third anniversary of the closing date.

On April 15, 2016 the Group announced an agreement reached with Macquarie Infrastructure Partners III (“MIP III”), a fund managed by Macquarie Infrastructure and Real Assets, to sell Maher Terminals USA, LLC, a multi-user container terminal in Port Elizabeth, New Jersey. Under the transaction, MIP III has agreed to acquire 100 % of Maher Terminals USA, LLC. This is subject to regulatory approvals and is expected to close in fourth quarter of 2016.

Allocation of Average Shareholders’ Equity

The total amount of average shareholders’ equity allocated is determined based on the higher of the Group’s overall economic risk exposure and the regulatory capital demand. Starting 2016, the Group refined its capital allocation and moved to allocating average shareholders’ equity instead of average active equity to the business segments. Under the new methodology, capital held against goodwill and other intangibles is now more comprehensively allocated, allowing the determination of allocated tangible shareholders’ equity to reflect the communicated profitability target. The Group’s overall economic risk exposure requirement is driven by our internal capital adequacy thresholds for status “normal” as defined in DB Group’s risk appetite framework. The regulatory capital demand is based on our externally communicated target ratios, i.e. a Common Equity Tier 1 target ratio of 12.5% (10 % in early 2015 and 11 % from June 2015 onwards) and on a Leverage target ratio of 4.5% (3.5 % in early 2015 and 5 % from June 2015 onwards) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the Leverage target ratio, excess average shareholders’ equity is assigned to C&A. The allocation of average shareholders’ equity to business segments reflects the contribution to both aforementioned targets.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

85	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Net interest income	3,525	3,693	11,142	12,025

Trading income [1]	435	145	836	3,688

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss [2]	(45)	555	1,275	591

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	390	700	2,111	4,279

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,915	4,392	13,253	16,304

Sales & Trading (equity)	509	537	1,598	2,465
Sales & Trading (debt and other products)	1,978	1,860	5,817	6,956
Total Sales & Trading	2,487	2,397	7,415	9,420

Other	(34)	(101)	(86)	(368)

Global Markets	2,453	2,296	7,329	9,052

Corporate & Investment Banking	531	526	1,577	1,616

Private, Wealth & Commercial Clients	810	1,083	3,205	3,079

Deutsche Asset Management	206	(28)	333	131

Postbank	548	663	1,682	1,863

Non-Core Operations Unit	(345)	(111)	(1,158)	(166)

Consolidation & Adjustments	(287)	(37)	284	729

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,915	4,392	13,253	16,304

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.
[2]	Includes gains (losses) of € 0 million and of € (32) million from securitization structures for the three months ended Sep 30, 2016 and Sep 30, 2015 respectively and gains (losses) of € 0 million and of € 29 million for the nine months ended Sep 30, 2016 and Sep 30, 2015 respectively. Fair value movements on related instruments of € 0 million and of € (34) million for the three months ended Sep 30, 2016 and Sep 30, 2015, respectively and € 0 million and of € 22 million for the nine months ended Sep 30, 2016 and Sep 30, 2015, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Commissions and fees from fiduciary activities	1,095	1,169	3,148	3,355

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	815	1,009	2,591	3,334

Fees for other customer services	1,116	931	3,086	3,147

Total commissions and fee income	3,027	3,108	8,825	9,836

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	86
Interim Report as of September 30, 2016

Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Service cost	62	79	217	242

Net interest cost (income)	(2)	(1)	(8)	(3)

Total expenses defined benefit plans	60	78	209	239

Total expenses for defined contribution plans	101	101	334	316

Total expenses for post-employment benefits	161	179	543	555

Employer contributions to mandatory German social security pension plan	62	55	178	171

The Group expects to pay approximately € 750 million in regular contributions to its retirement benefit plans in 2016. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2016.

Discount rate to determine defined benefit obligation

in %	Sep 30, 2016	Dec 31, 2015

Germany	1.2	2.4

UK	2.3	3.9

U.S.	3.4	4.2

General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
IT costs	932	849	2,853	2,572

Occupancy, furniture and equipment expenses	484	447	1,391	1,424

Professional service fees	511	507	1,633	1,575

Communication and data services	185	196	568	601

Travel and representation expenses	105	121	337	364

Banking and transaction charges	170	145	487	430

Marketing expenses	51	66	177	200

Consolidated investments	89	103	258	320

Other expenses [1]	964	1,738	2,743	6,088

Total general and administrative expenses	3,490	4,171	10,447	13,575

[1]	Includes litigation-related expenses of net € 501 million for the three months ended September 30, 2016 and € 1.2 billion for the same period in 2015. Litigation-related expenses were € 809 million for the nine months ended September 30, 2016 (expenses of € 193 million offset by recoveries of € 73 million related to the Kirch settlement agreements) and € 4 billion for the same period in 2015. Also included on account of bank levy is € 6 million and € 4 million for the three months ended September 30, 2016 and September 30, 2015 and bank levy of € 531 million and € 581 million for the nine months ended September 30, 2016 and September 30, 2015.

Restructuring

Restructuring forms part of the Group’s Strategy 2020 program announced in 2015. It contains initiatives to reposition Investment Banking, reshape the retail business, rationalize the geographic footprint and transform the operating model – with the aim to achieve net savings of €1 to 1.5 billion by 2018.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

87	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Net restructuring expense by division

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Global Markets	(20)	(2)	(122)	(24)

Corporate & Investment Banking	(19)	(1)	(152)	(7)

Private, Wealth & Commercial Clients	7	1	(113)	1

Deutsche Asset Management	(12)	(0)	(44)	0

Non-Core Operations Unit	(0)	0	(4)	(2)

Total Net Restructuring Charges	(45)	(2)	(435)	(31)

The majority of the net restructuring expense relates to Infrastructure functions which are allocated to the business divisions whereas Infrastructure staff affected by the restructuring programs are shown separately in the table below.

Net restructuring expense by type

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
Restructuring – Staff related thereof:	(46)	(1)	(444)	(32)
Termination Payments	(27)	(3)	(395)	(25)
Retention Acceleration	(18)	1	(45)	(7)
Social Security	(1)	0	(4)	(0)

Restructuring – Non Staff related [1]	0	(1)	9	1

Total net restructuring Charges	(45)	(2)	(435)	(31)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 884 million and € 651 million as of September 30, 2016 and December 31, 2015, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

During the nine months ended September 30, 2016, 727 full-time equivalent staff was reduced as part of our restructuring program. These reductions were identified within:

Nine months ended
Sep 30, 2016

Global Markets	142

Corporate & Investment Banking	135

Private, Wealth & Commercial Clients	86

Deutsche Asset Management	81

Infrastructure/Regional Management	283

Total full-time equivalent staff	727

Effective Tax Rate

2016 to 2015 Three Months Comparison

Income tax expense in the current quarter was € 340 million (third quarter of 2015: € 77 million income tax benefit). The effective tax rate of 55% (third quarter of 2015: 1%) was mainly impacted by non-tax deductible litigation charges.

2016 to 2015 Nine Months Comparison

Income tax expense in the first nine months of 2016 was € 1.1 billion (first nine months of 2015: € 1.3 billion). The effective tax rate of 67% (first nine months of 2015: negative 37%) was mainly impacted by non-tax deductible goodwill impairment, litigation charges and tax effects related to share based payments.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	88
Interim Report as of September 30, 2016

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through

Profit or Loss

in € m.	Sep 30, 2016	Dec 31, 2015

Financial assets classified as held for trading:
Trading assets:
Trading securities	160,590	179,256
Other trading assets [1]	15,865	16,779

Total trading assets	176,456	196,035

Positive market values from derivative financial instruments	542,205	515,594

Total financial assets classified as held for trading	718,661	711,630

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	65,507	51,073
Securities borrowed	19,072	21,489
Loans	9,745	12,451
Other financial assets designated at fair value through profit or loss	22,194	24,240

Total financial assets designated at fair value through profit or loss	116,518	109,253

Total financial assets at fair value through profit or loss	835,179	820,883

[1]	Includes traded loans of €14.0 billion and € 15.5 billion at September 30, 2016 and December 31, 2015, respectively.

in € m.	Sep 30, 2016	Dec 31, 2015

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	61,291	51,327
Other trading liabilities	494	977

Total trading liabilities	61,785	52,304

Negative market values from derivative financial instruments	524,113	494,076

Total financial liabilities classified as held for trading	585,899	546,381

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	43,499	31,637
Loan commitments	43	79
Long-term debt	7,607	8,710
Other financial liabilities designated at fair value through profit or loss	3,818	4,425

Total financial liabilities designated at fair value through profit or loss	54,967	44,852

Investment contract liabilities [1]	7,822	8,522

Total financial liabilities at fair value through profit or loss	648,687	599,754

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Sep 30, 2016	Dec 31, 2015

Debt securities	63,694	68,266

Equity securities	1,207	1,241

Other equity interests	1,127	974

Loans	2,893	3,102

Total financial assets available for sale	68,921	73,583

Effective January 4, 2016, the Group has reclassified debt securities available for sale of € 3.2 billion to the held to maturity investments category. For further details, please refer to Note “Securities Held to Maturity” of this Interim report.

89	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans

Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Sep 30, 2016		Dec 31, 2015

in € m.	Carrying value	Fair value	Carrying value	Fair value

Trading assets reclassified to loans:
Securitization assets	578	451	1,382	1,346
Debt securities	50	59	396	405
Loans	262	242	916	857

Total trading assets reclassified to loans	890	752	2,695	2,608

Financial assets available for sale reclassified to loans:
Securitization assets	506	476	1,540	1,470
Debt securities	0	0	168	179

Total financial assets available for sale reclassified to loans	506	476	1,708	1,648

Total financial assets reclassified to loans	1,396 [1]	1,229	4,403 [1]	4,256

[1]	There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 2 million and decreases by € 3 million as of September 30, 2016 and December 31, 2015, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the nine months ending September 30, 2016, the Group sold reclassified assets with a carrying value of € 2.6 billion, resulting in a net loss of € 72 million.

In addition to sales, the carrying value of reclassified assets includes redemptions of € 374 million. The overall carrying value was further reduced by foreign exchange impacts in the period.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	90
Interim Report as of September 30, 2016

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015

Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	2	150	(11)	132

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	0	0	0

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	7	(25)	(4)	(30)

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015

Interest income	9	29	41	108

Provision for credit losses	2	15	(74)	37

Other income [1]	6	6	33	56

Income (loss) before income taxes on reclassified trading assets	17	50	0	202

Interest income	2	(5)	6	37

Provision for credit losses	0	1	3	1

Other income [1]	(51)	22	(105)	73

Income (loss) before income taxes on reclassified financial assets available for sale	(50)	17	(96)	111

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and IFRS assets.A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

			Sep 30, 2016	Dec 31, 2015

in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)

Securitization assets and debt securities reclassified:
US municipal bonds	0	0	0	405	423	19
Student loans ABS	249	231	(18)	1,456	1,478	22
CDO/CLO	303	248	(55)	534	498	(36)
Covered bond	298	235	(63)	298	234	(64)
Commercial mortgages securities	30	32	1	175	176	1
Residential mortgages ABS	50	59	8	92	93	1
Other [1]	204	182	(22)	529	498	(31)

Total securitization assets and debt securities reclassified	1,134	986	(148)	3,487	3,400	(88)

Loans reclassified:
Commercial mortgages	32	34	2	56	54	(1)
Residential mortgages	184	164	(20)	810	753	(57)
Other	46	45	(1)	50	49	(1)

Total loans reclassified	262	242	(19)	916	857	(59)

Total financial assets reclassified to loans	1,396	1,229	(167)	4,403	4,256	(147)

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

91	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Securities Held to Maturity

In the first quarter of 2016, the Group has begun to use the Held to Maturity category to more appropriately present income and capital volatility in the firm’s banking book. In addition to managing the firm’s existing banking book exposure to interest rates, the new accounting classification will support certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Jan 04, 2016	Sep 30, 2016
in € m.	Carrying value (CV)	Carrying value (CV)	Fair Value (FV)
Debt securities reclassified:
G7 Government bonds	432	429	455
Other Government, supranational and agency bonds	2,809	2,786	2,903

Total financial assets reclassified to Held-to-Maturity	3,241	3,215	3,358

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	92
Interim Report as of September 30, 2016

Carrying value of the financial instruments held at fair value1

	Sep 30, 2016			Dec 31, 2015
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	86,990	78,254	11,212	90,031	93,253	12,751
Trading securities	86,730	68,376	5,485	89,718	82,869	6,669
Other trading assets	261	9,878	5,727	313	10,384	6,082
Positive market values from derivative financial instruments	9,797	524,883	7,525	5,629	500,520	9,445
Financial assets designated at fair value through profit or loss	17,046	96,816	2,656	18,024	86,751	4,478
Financial assets available for sale	37,472	27,041	4,407	43,260	25,449	4,874
Other financial assets at fair value	0	4,157 [2]	6	0	3,136 [2]	0

Total financial assets held at fair value	151,305	731,152	25,806	156,943	709,109	31,549

Financial liabilities held at fair value:
Trading liabilities	45,076	16,683	26	40,185	12,102	18
Trading securities	45,076	16,189	26	40,154	11,155	18
Other trading liabilities	0	494	0	30	947	0
Negative market values from derivative financial instruments	6,087	510,852	7,174	5,528	480,668	7,879
Financial liabilities designated at fair value through profit or loss	4	51,729	3,234	2	41,797	3,053
Investment contract liabilities [3]	0	7,822	0	0	8,522	0
Other financial liabilities at fair value	0	3,864 [2]	(955) [4]	0	6,492 [2]	(1,146) [4]

Total financial liabilities held at fair value	51,167	590,950	9,479	45,715	549,581	9,805

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2015.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Annual Report 2015 for more detail on these contracts.
[4]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

93	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	94
Interim Report as of September 30, 2016

Analysis of Financial Instruments with Fair Value Derived from Valuation

Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to sales supported by settlements partially offset by transfers between levels 2 and 3 and Purchases.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The decrease in the period refers to settlements supported by transfers between level 2 and 3.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The decrease in the period refers to sales and settlements partially offset by purchases.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable. In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements and transfers between levels 2 and 3. Liabilities increased due to Issuances partially offset by settlements.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. Assets decreased mostly due to settlements partially offset by purchases

95	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Reconciliation of financial instruments classified in Level 3

									Sep 30, 2016
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses [1]	Purchases	Sales	Issu- ances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,669	(0)	68	1,441	(2,896)	0	(884)	1,923	(836)	5,485

Positive market values from derivative financial instruments	9,445	0	(159)	0	0	0	(1,009)	1,160	(1,912)	7,525

Other trading assets	6,082	0	(146)	1,682	(2,393)	428	(1,090)	1,903	(739)	5,727

Financial assets designated at fair value through profit or loss	4,478	0	(52)	26	(90)	64	(603)	48	(1,217)	2,656

Financial assets available for sale	4,874	(0)	73 [5]	738	(411)	0	(1,047)	215	(36)	4,407

Other financial assets at fair value	0	0	0	0	0	0	0	6	0	6

Total financial assets held at fair value	31,549	(0)	(215) [6,7]	3,887	(5,789)	492	(4,633)	5,254	(4,740)	25,806

Financial liabilities held at fair value:
Trading securities	18	0	(1)	0	0	0	8	0	0	26

Negative market values from derivative financial instruments	7,879	0	(436)	0	0	0	(742)	1,626	(1,153)	7,174

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	3,053	0	(41)	0	0	806	(610)	409	(384)	3,234

Other financial liabilities at fair value	(1,146)	0	53	0	0	0	10	(41)	169	(955)

Total financial liabilities held at fair value	9,805	0	(425) [6,7]	0	0	806	(1,334)	1,995	(1,367)	9,479

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a loss of € 27 million recognized in other comprehensive income, net of tax, and a gain of € 127 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 199 million and for total financial liabilities held at fair value this is a gain of € 143 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	96
Interim Report as of September 30, 2016

	Sep 30, 2015
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances [2]	Settle- ments [3]	Transfers into Level 3 [4]	Transfers out of Level 3 [4]	Balance, end of period
Financial assets held at fair value:
Trading securities	8,957	0	472	1,659	(1,645)	0	(779)	720	(1,596)	7,789

Positive market values from derivative financial instruments	9,559	0	834 [5]	0	0	0	(873)	1,669 [5]	(826)	10,363

Other trading assets	4,198	0	344	714	(1,178)	1,149	(882)	926	(224)	5,049

Financial assets designated at fair value through profit or loss	4,152	0	209	305	(33)	895	(1,010)	247	(493)	4,272

Financial assets available for sale	4,427	(0)	265 [6]	755	(258)	0	(850)	173	(16)	4,496

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	(0)	2,124 [7,8]	3,433	(3,114)	2,044	(4,394)	3,736	(3,155)	31,968

Financial liabilities held at fair value:
Trading securities	43	0	4	0	0	0	10	0	(38)	19

Negative market values from derivative financial instruments	6,553	0	550 [5]	0	0	0	(613)	1,857 [5]	(743)	7,604

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	84	0	0	1,761	(402)	160	(48)	3,921

Other financial liabilities at fair value	(552)	0	(356)	0	0	0	(103)	(16)	403	(624)

Total financial liabilities held at fair value	8,410	0	282 [7,8]	0	0	1,761	(1,108)	2,001	(425)	10,920

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains / losses have been restated by € 186 million in ‘Positive market values from derivative financial instruments’ and € (22) million in ‘Negative market values from derivative financial instruments’. Transfers into Level 3 have been restated by € (186) million in ‘Positive market values from derivative financial instruments’ and € 22 million in ‘Negative market values from derivative financial instruments’.
[6]	Total gains and losses on financial assets available for sale include a gain of € 43 million recognized in other comprehensive income, net of tax, and a loss of € 4 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[7]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 370 million and for total financial liabilities held at fair value this is a loss of € 123 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

97	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of September 30, 2016 it could have increased fair value by as much as € 1.6 billion or decreased fair value by as much as € 1.1 billion. As of December 31, 2015 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.5 billion.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Sep 30, 2016		Dec 31, 2015
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	176	129	212	158
Commercial mortgage-backed securities	14	13	12	11
Mortgage and other asset-backed securities	55	47	38	31
Corporate, sovereign and other debt securities	108	69	161	116
Equity securities	110	86	179	105

Derivatives:
Credit	225	202	489	627
Equity	253	178	183	131
Interest related	293	191	364	147
Foreign exchange	19	10	17	13
Other	152	97	161	100

Loans:
Loans	414	217	539	261
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,641	1,111	2,144	1,542

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	98
Interim Report as of September 30, 2016

Quantitative Information about the Sensitivity of

Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a

99	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Sep 30, 2016
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	341	0	Price based	Price	0%	101%
			Discounted cash flow	Credit spread (bps)	65	2,000
Mortgage- and other asset-backed securities	1,098	0	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	115	2,200
				Recovery rate	0%	100%
				Constant default rate	0%	14%
				Constant prepayment rate	0%	23%

Total mortgage- and other asset-backed securities	1,438	0

Debt securities and other debt obligations	4,249	1,827	Price based	Price	0%	169%
Held for trading	3,787	26	Discounted cash flow	Credit spread (bps)	28	1,791
Corporate, sovereign and other debt securities obligations	3,787
Available-for-sale	292
Designated at fair value	170	1,801

Equity securities	887	0	Market approach	Price per net asset value	63%	100%
Held for trading	260	0		Enterprise value/EBITDA (multiple)	1	15
Designated at fair value	21
Available-for-sale	607		Discounted cash flow	Weighted average cost capital	8%	22%

Loans	10,107	0	Price based	Price	0%	147%
Held for trading	5,720	0	Discounted cash flow	Credit spread (bps)	147	4,612
Designated at fair value	1,857			Constant default rate	0%	24%
Available-for-sale	2,530			Recovery rate	25%	82%

Loan commitments	0	44	Discounted cash flow	Credit spread (bps)	25	522
				Recovery rate	30%	65%
			Loan pricing model	Utilization	0%	93%

Other financial instruments	1,600 [2]	1,390 [3]	Discounted cash flow	IRR	3%	23%
				Repo rate (bps.)	83	131

Total financial instruments held at fair value	18,281	3,260

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 7 million of other trading assets, € 608 million of other financial assets designated at fair value and € 979 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.3 billion of securities sold under repurchase agreements designated at fair value and € 59 million of other financial liabilities designated at fair value.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	100
Interim Report as of September 30, 2016

	Dec 31, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	224	0	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	370	1,500
Mortgage- and other asset-backed securities	1,891	0	Price based	Price	0%	111%
			Discounted cash flow	Credit spread (bps)	32	2,000
				Recovery rate	0%	100%
				Constant default rate	0%	24%
				Constant prepayment rate	0%	51%

Total mortgage- and other asset-backed securities	2,115	0

Debt securities and other debt obligations	4,721	1,654	Price based	Price	0%	230%
Held for trading	4,229	18	Discounted cash flow	Credit spread (bps)	9	984
Corporate, sovereign and other debt securities obligations	4,229
Available-for-sale	330
Designated at fair value	163	1,636

Equity securities	1,248	0	Market approach	Price per net asset value	70%	100%
Held for trading	325	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	21
Available-for-sale	901		Discounted cash flow	Weighted average cost capital	8%	12%

Loans	12,626	0	Price based	Price	0%	146%
Held for trading	6,076	0	Discounted cash flow	Credit spread (bps)	103	2,787
Designated at fair value	3,672			Constant default rate	0%	24%
Available-for-sale	2,879			Recovery rate	10%	82%

Loan commitments	0	84	Discounted cash flow	Credit spread (bps)	5	1,257
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,394 [2]	1,333 [3]	Discounted cash flow	IRR	4%	24%
				Repo rate (bps)	125	277

Total financial instruments held at fair value	22,104	3,071

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 6 million of other trading assets, € 623 million of other financial assets designated at fair value and € 765 million other financial assets available for sale.
[3]	Other financial liabilities include € 1.2 billion of securities sold under repurchase agreements designated at fair value and € 84 million of other financial liabilities designated at fair value.

101	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Sep 30, 2016
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,676	2,658	Discounted cash flow	Swap rate (bps)	10	2,244
				Inflation swap rate	(1) %	7%
				Constant default rate	0%	18%
				Constant prepayment rate	0%	19%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	5%	130%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(85) %	95%
Credit derivatives	944	1,520	Discounted cash flow	Credit spread (bps)	2	19,112
				Recovery rate	0%	70%
			Correlation pricing model	Credit correlation	13%	85%
Equity derivatives	906	1,295	Option pricing model	Stock volatility	15%	70%
				Index volatility	10%	44%
				Index - index correlation	46%	98%
				Stock - stock correlation	8%	100%
				Stock Forwards	7%	67%
				Index Forwards	2%	10%
FX derivatives	1,193	1,072	Option pricing model	Volatility	2%	32%
Other derivatives	805	(326) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	60%	85%
				Commodity correlation	44%	72%

Total market values from derivative financial instruments	7,525	6,219

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2015
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)		Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,775	2,337	Discounted cash flow	Swap rate (bps)	(20)	915
				Inflation swap rate	0%	8%
				Constant default rate	0%	6%
				Constant prepayment rate	2%	19%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	9%	176%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(70) %	99%
Credit derivatives	2,626	1,771	Discounted cash flow	Credit spread (bps)	3	8,526
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	89%
Equity derivatives	695	1,402	Option pricing model	Stock volatility	9%	89%
				Index volatility	12%	85%
				Index - index correlation	45%	93%
				Stock - stock correlation	5%	93%
FX derivatives	1,613	1,604	Option pricing model	Volatility	2%	24%
Other derivatives	736	(380) [1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	7%	36%
				Commodity correlation	(21) %	90%

Total market values from derivative financial instruments	9,445	6,733

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	102
Interim Report as of September 30, 2016

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015
Financial assets held at fair value:
Trading securities	69	483
Positive market values from derivative financial instruments	1,130	963[1]
Other trading assets	(85)	241
Financial assets designated at fair value through profit or loss	70	51
Financial assets available for sale	8	94
Other financial assets at fair value	0	0

Total financial assets held at fair value	1,192	1,833

Financial liabilities held at fair value:
Trading securities	0	0
Negative market values from derivative financial instruments	(42)	(814)[1]
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(44)	(31)
Other financial liabilities at fair value	(62)	359

Total financial liabilities held at fair value	(147)	(486)

Total	1,044	1,347

[1]	Amounts have been restated by € 186 million in ‘Positive market values from derivative financial instruments’ and € (22) million in ‘Negative market values from derivative financial instruments’.

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Sep 30, 2016	Sep 30, 2015
Balance, beginning of year	955	973

New trades during the period	241	345

Amortization	(236)	(267)

Matured trades	(159)	(109)

Subsequent move to observability	(81)	(27)

Exchange rate changes	(4)	3

Balance, end of period	717	918

103	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2015.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2015. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2015 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Sep 30, 2016		Dec 31, 2015
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	108,250	108,250	96,940	96,940
Interbank deposits (w/o central banks)	10,608	10,608	12,842	12,842
Central bank funds sold and securities purchased under resale agreements	22,327	22,327	22,456	22,456
Securities borrowed	29,096	29,096	33,557	33,557
Loans	422,979	423,432	427,749	426,365
Securities held to maturity	3,215	3,358	0	0
Other financial assets	148,594	148,582	101,901	101,868

Financial liabilities:
Deposits	540,609	540,336	566,974	566,652
Central bank funds purchased and securities sold under repurchase agreements	20,484	20,484	9,803	9,803
Securities loaned	2,572	2,572	3,270	3,270
Other short-term borrowings	22,352	22,362	28,010	28,003
Other financial liabilities	182,108	182,108	149,994	149,994
Long-term debt	162,277	159,581	160,016	160,065
Trust preferred securities	6,135	5,879	7,020	7,516

[1]	Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2015.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	104
Interim Report as of September 30, 2016

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2015.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Assets

	Sep 30, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	19,554	(1,802)	17,752	0	0	(17,744)	8
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,576	0	4,576	0	0	(4,576)	0

Securities borrowed (enforceable)	24,737	0	24,737	0	0	(2,057)	22,680
Securities borrowed (non-enforceable)	4,359	0	4,359	0	0	(4,040)	319

Financial assets at fair value through profit or loss
Trading assets	176,946	(490)	176,456	0	(125)	(760)	175,571
Positive market values from derivative financial instruments (enforceable)	687,719	(165,835)	521,884	(434,840)	(56,227)	(11,402)	19,415
Positive market values from derivative financial instruments (non-enforceable)	20,321	0	20,321	0	(2,443)	(1,752)	16,126
Financial assets designated at fair value through profit or loss (enforceable)	115,538	(42,416)	73,122	(3,016)	(1,044)	(51,133)	17,929
Financial assets designated at fair value through profit or loss (non-enforceable)	43,396	0	43,396	0	0	(23,081)	20,315

Total financial assets at fair value through profit or loss	1,043,921	(208,742)	835,179	(437,856)	(59,839)	(88,127)	249,357

Loans	422,985	(6)	422,979	0	(15,029)	(48,648)	359,302

Other assets	195,398	(29,134)	166,264	(46,961)	(979)	(111)	118,213
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,257	(6,100)	4,157	(3,167)	(804)	(111)	75

Remaining assets not subject to netting	213,105	0	213,105	0	(517)	(355)	212,233

Total assets	1,928,634	(239,683)	1,688,951	(484,817)	(76,364)	(165,658)	962,112

[1]	Excludes real estate and other non-financial instrument collateral.

105	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Liabilities

	Sep 30, 2016
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	540,615	(6)	540,609	0	0	0	540,609

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	14,478	(1,802)	12,676	0	0	(12,676)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,808	0	7,808	0	0	(7,679)	129

Securities loaned (enforceable)	2,380	0	2,380	0	0	(1,464)	916
Securities loaned (non-enforceable)	192	0	192	0	0	(56)	136

Financial liabilities at fair value through profit or loss
Trading liabilities	62,536	(751)	61,785	0	0	0	61,785
Negative market values from derivative financial instruments (enforceable)	667,526	(161,908)	505,618	(435,505)	(43,794)	(13,419)	12,900
Negative market values from derivative financial instruments (non-enforceable)	18,495	0	18,495	0	(2,142)	(1,155)	15,198
Financial liabilities designated at fair value through profit or loss (enforceable)	74,953	(40,950)	34,003	(3,016)	0	(29,285)	1,702
Financial liabilities designated at fair value through profit or loss (non-enforceable)	28,786	0	28,786	0	(4,258)	(11,883)	12,645

Total financial liabilities at fair value through profit or loss	852,296	(203,609)	648,687	(438,521)	(50,194)	(55,742)	104,230

Other liabilities	241,724	(34,266)	207,458	(60,170)	(986)	0	146,302
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	5,751	(1,923)	3,828	(2,502)	(944)	0	382

Remaining liabilities not subject to netting	202,413	0	202,413	0	0	0	202,413

Total liabilities	1,861,907	(239,683)	1,622,224	(498,691)	(51,180)	(77,617)	994,736

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	106
Interim Report as of September 30, 2016

Assets

	Dec 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	21,309	(5,174)	16,135	0	0	(16,127)	8
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	6,321	0	6,321	0	0	(5,910)	411

Securities borrowed (enforceable)	13,956	0	13,956	0	0	(13,448)	508
Securities borrowed (non-enforceable)	19,601	0	19,601	0	0	(18,583)	1,018

Financial assets at fair value through profit or loss
Trading assets	196,478	(442)	196,035	0	(12)	(592)	195,431
Positive market values from derivative financial instruments (enforceable)	612,412	(113,977)	498,435	(407,171)	(55,896)	(13,218)	22,150
Positive market values from derivative financial instruments (non-enforceable)	17,159	0	17,159	0	0	0	17,159
Financial assets designated at fair value through profit or loss (enforceable)	86,596	(30,801)	55,796	(2,146)	(1,167)	(44,437)	8,045
Financial assets designated at fair value through profit or loss (non-enforceable)	53,457	0	53,457	0	0	(28,793)	24,664

Total financial assets at fair value through profit or loss	966,102	(145,219)	820,883	(409,317)	(57,075)	(87,041)	267,449

Loans	427,768	(19)	427,749	0	(14,296)	(49,117)	364,335

Other assets	134,742	(16,605)	118,137	(58,478)	(7)	0	59,652
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,272	(5,137)	3,136	(2,461)	0	0	674

Remaining assets not subject to netting	206,348	0	206,348	0	(555)	(549)	205,245

Total assets	1,796,146	(167,016)	1,629,130	(467,795)	(71,933)	(190,775)	898,627

[1]	Excludes real estate and other non-financial instrument collateral.

107	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Liabilities

	Dec 31, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	566,993	(19)	566,974	0	0	0	566,974

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	9,089	(5,135)	3,954	0	0	(3,954)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,849	0	5,849	0	0	(5,130)	719

Securities loaned (enforceable)	1,795	0	1,795	0	0	(1,795)	0
Securities loaned (non-enforceable)	1,475	0	1,475	0	0	(951)	524

Financial liabilities at fair value through profit or loss
Trading liabilities	53,215	(910)	52,304	0	0	0	52,304
Negative market values from derivative financial instruments (enforceable)	588,281	(117,306)	470,975	(403,267)	(53,149)	(14,559)	0
Negative market values from derivative financial instruments (non-enforceable)	23,101	0	23,101	0	0	(2,867)	20,234
Financial liabilities designated at fair value through profit or loss (enforceable)	50,690	(29,929)	20,761	(2,105)	0	(18,657)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	32,612	0	32,612	0	0	(11,077)	21,535

Total financial liabilities at fair value through profit or loss	747,899	(148,145)	599,754	(405,372)	(53,149)	(47,160)	94,073

Other liabilities	188,723	(13,718)	175,005	(68,626)	0	0	106,379
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	8,615	(2,250)	6,365	(6,365)	0	0	0

Remaining liabilities not subject to netting	206,699	0	206,699	0	0	0	206,699

Total liabilities	1,728,522	(167,016)	1,561,506	(473,998)	(53,149)	(58,990)	975,368

Detailed information of what is presented in the individual columns are described in Note 18 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2015.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	108
Interim Report as of September 30, 2016

Allowance for Credit Losses

	Nine months ended Sep 30, 2016
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,252	2,776	5,028	144	168	312	5,340

Provision for credit losses	508	370	878	(6)	19	12	891
Thereof: (Gains)/Losses from disposal of impaired loans	3	(16)	(13)	0	0	0	(13)

Net charge-offs:	(585)	(653)	(1,238)	0	0	0	(1,238)
Charge-offs	(613)	(740)	(1,353)	0	0	0	(1,353)
Recoveries	29	86	115	0	0	0	115

Other changes	14	(121)	(107)	(8)	(4)	(12)	(119)

Balance, end of period	2,189	2,372	4,562	129	183	312	4,874

Changes compared to prior year

Provision for credit losses
In € m.	333	33	366	(57)	5	(52)	314
In %	190	10	72	(113)	39	(81)	55

Net charge-offs
In € m.	(266)	(118)	(384)	0	0	0	(384)
In %	83	22	45	0	0	0	45

	Nine months ended Sep 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	176	337	512	51	14	64	576
Thereof: (Gains)/Losses from disposal of impaired loans	(56)	(45)	(100)	0	0	0	(100)

Net charge-offs:	(319)	(535)	(854)	0	0	0	(854)
Charge-offs	(360)	(623)	(983)	0	0	0	(983)
Recoveries	41	87	129	0	0	0	129

Other changes	30	(4)	27	2	7	9	36

Balance, end of period	2,251	2,646	4,897	137	162	300	5,197

Changes compared to prior year

Provision for credit losses
In € m.	(125)	(105)	(230)	40	1	41	(189)
In %	42	(24)	(31)	387	5	175	(25)

Net charge-offs
In € m.	441	(108)	333	0	0	0	333
In %	(58)	25	(28)	0	0	0	(28)

109	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Other Assets and Other Liabilities

Other Assets

in € m.	Sep 30, 2016	Dec 31, 2015
Brokerage and securities related receivables
Cash/margin receivables	66,924	60,421
Receivables from prime brokerage	13,389	10,575
Pending securities transactions past settlement date	6,186	4,221
Receivables from unsettled regular way trades	53,446	19,722

Total brokerage and securities related receivables	139,946	94,939

Accrued interest receivable	2,420	2,649

Assets held for sale	3,596	3,491

Other	20,302	17,058

Total other assets	166,264	118,137

Other Liabilities

in € m.	Sep 30, 2016	Dec 31, 2015
Brokerage and securities related payables
Cash/margin payables	79,782	71,161
Payables from prime brokerage	25,702	40,854
Pending securities transactions past settlement date	5,146	3,847
Payables from unsettled regular way trades	56,655	18,776

Total brokerage and securities related payables	167,285	134,637

Accrued interest payable	2,300	2,607

Liabilities held for sale	147	37

Other	37,726	37,725

Total other liabilities	207,458	175,005

Deposits

in € m.	Sep 30, 2016	Dec 31, 2015
Noninterest-bearing demand deposits	192,664	192,010

Interest-bearing deposits
Demand deposits	135,945	153,559
Time deposits	120,620	124,196
Savings deposits	91,380	97,210

Total interest-bearing deposits	347,945	374,964

Total deposits	540,609	566,974

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	110
Interim Report as of September 30, 2016

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Civil Litigations	Regulatory Enforcement	Restructuring	Mortgage Repurchase Demands	Other [1]	Total
Balance as of January 1, 2016	1,132	315	1,418	4,048	656	409	922	8,900

Changes in the group of consolidated companies	0	0	0	0	(8)	0	(6)	(14)
New provisions	132	94	873	237	466	2	471	2,275
Amounts used	166	16	322	22	149	0	514	1,189
Unused amounts reversed	21	25	210	20	80	3	168	527
Effects from exchange rate fluctuations/Unwind of discount	(4)	(7)	(16)	(147)	(2)	(13)	(6)	(195)
Transfers	0	(13)	75	(45)	4	0	(21)	0
Other	0	0	0	0	0	0	0	0

Balance as of September 30, 2016	1,074	347	1,818	4,050	887	395	679	9,250

[1]	For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigations or regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self regulatory organizations or other enforcement authorities.

111	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of September 30, 2016, Deutsche Bank has approximately U.S.$ 2.4 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 444 million (€ 395 million) as of September 30, 2016. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 110 million (€ 98 million) as of September 30, 2016. The net provisions against these demands following deduction of such receivables were U.S.$ 334 million (€ 297 million) as of September 30, 2016.

As of September 30, 2016, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.3 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 93.1 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank Co. Ltd.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	112
Interim Report as of September 30, 2016

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of September 30, 2016 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of September 30, 2016, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.0 billion for civil litigation matters (December 31, 2015: € 1.4 billion) and € 0.7 billion for regulatory enforcement matters (December 31, 2015: € 1.0 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

113	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 400 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 480 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. Deutsche Bank is cooperating with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission, Division of Enforcement (“CFTC”) issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC “is not taking any further action at this time and has closed the [foreign exchange] investigation of Deutsche Bank.” As is customary, the CFTC Letter states that the CFTC “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	114
Interim Report as of September 30, 2016

Deutsche Bank also has been named as a defendant in multiple putative class actions brought in the U.S. District Court for the Southern District of New York alleging antitrust and U.S. Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. The complaints in the class actions do not specify the damages sought. On January 28, 2015, the federal court overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the court’s January 28, 2015 order. There are now four actions pending. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974 (ERISA). The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiff has asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. Filed on September 26, 2016, the fourth putative class action (the “Indirect Purchasers” action) tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act, New York’s Donnelly Act, California’s Cartwright Act and California’s Unfair Competition Law. Deutsche Bank’s motion to dismiss the consolidated action was granted in part and denied in part on September 20, 2016.

On August 24, 2016, the Court granted defendants’ motion to dismiss the ERISA action. Plaintiffs in that action have filed a notice of appeal to the United States Court of Appeals for the Second Circuit. Deutsche Bank’s motion to dismiss the Last Look action is pending. Deutsche Bank intends to move to dismiss the Indirect Purchasers action. Discovery has commenced in the consolidated and Last Look actions. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Interbank Offered Rates Matters. Regulatory Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific, including various U.S. state attorneys general, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

115	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total. This fine has been paid in full and does not form part of the Bank’s provisions.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. These fines have been paid in full and do not form part of the Bank’s provisions, save for U.S. $150 million that is payable to the DOJ, subject to court approval, following the sentencing of DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) in connection with its guilty plea to one count of wire fraud (currently scheduled for April 3, 2017). As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act.

As reported above, Deutsche Bank is subject to an inquiry by a working group of U.S. state attorneys general in relation to the setting of LIBOR, EURIBOR, and TIBOR. The Bank continues to cooperate with the U.S. state attorneys generals’ inquiry.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action. The Group has recorded provisions with respect to certain of the regulatory investigations. The Group has not disclosed the amount of such provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Overview of Civil Litigations. Deutsche Bank is party to 47 civil actions concerning alleged manipulation relating to the setting of various Interbank Offered Rates which are described in the following paragraphs. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but six of the civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The six civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include two actions concerning Yen LIBOR and Euroyen TIBOR, one action concerning EURIBOR, one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, and one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR).

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”). There is one non-MDL class action concerning U.S. dollar LIBOR that was dismissed and for which an appeal is pending in the U.S. Court of Appeals for the Ninth Circuit.

Claims for damages for all 47 of the civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act (CEA), federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO), and other federal and state laws. In all but five cases, the amount of damages has not been formally articulated by the plaintiffs. The five cases that allege a specific amount of damages are individual actions consolidated in the U.S. dollar LIBOR MDL and seek a minimum of more than U.S.$ 1.25 billion in damages in the aggregate from all defendants including Deutsche Bank. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

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U.S. dollar LIBOR. Following a series of decisions between March 2013 and November 2015 narrowing their claims, plaintiffs are currently asserting CEA claims and state law fraud, contract, unjust enrichment, and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds, which are currently the subject of additional briefing; further decisions are pending.

In May 2016, the U.S. Court of Appeals for the Second Circuit reversed the MDL court’s rulings dismissing plaintiffs’ antitrust claims and remanded to the trial court for further consideration the issue of whether plaintiffs have standing to pursue their antitrust claims. That issue has been briefed in the trial court. In addition, certain plaintiffs whose claims against Deutsche Bank and other foreign defendants were dismissed for lack of personal jurisdiction are in the process of pursuing an appeal from that decision to the Second Circuit.

Finally, discovery is underway in three of the earliest-filed cases, with motions for class certification currently scheduled to be briefed by August 2017.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY, outside of the U.S. dollar LIBOR MDL, has granted defendants’ motions to dismiss. The plaintiff has filed a motion to amend its complaint, which is pending.

Deutsche Bank also was named as a defendant in a civil action in the Central District of California concerning U.S. dollar LIBOR. The court granted Deutsche Bank’s motion to dismiss. The plaintiff is currently pursuing an appeal to the U.S. Court of Appeals for the Ninth Circuit.

Yen LIBOR and Euroyen TIBOR. There are two separate actions pending in the SDNY concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. The first case, Laydon, is currently in discovery. The second, Sonterra, is the subject of a fully briefed and argued motion to dismiss; a decision is pending.

EURIBOR, GBP LIBOR and CHF LIBOR. These actions, pending in the SDNY, are the subject of fully briefed motions to dismiss. Decisions are pending.

SIBOR and SOR. This complaint was filed in the SDNY on July 1, 2016. Plaintiffs have until October 31, 2016 to file an amended complaint.

Bank Bill Swap Rate Claims. On August 16, 2016, a putative class action was filed in the U.S. District Court for the Southern District of New York against Deutsche Bank and other defendants, bringing claims based on alleged collusion and manipulation in connection with the Australian Bank Bill Swap Rate (“BBSW”). The complaint alleges that the defendants, among other things, engaged in money market transactions intended to influence the BBSW fixing, made false BBSW submissions, and used their control over BBSW rules to further the alleged misconduct. Plaintiffs bring suit on behalf persons and entities that engaged in U.S.-based transactions in BBSW-linked financial instruments from 2003 through the present.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, acting through its winding-up committee, issued Icelandic law claw back claims for approximately € 509 million (plus costs, as well as interest calculated on a damages rate basis and a late payment rate basis) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed a defense in the Icelandic proceedings in late February 2013 and continues to defend the claims. In February 2014, proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims

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arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs are also claiming approximately € 509 million (plus costs, as well as interest), although the amount of that interest claim is less than in Iceland. Deutsche Bank has filed a defense in these proceedings and continues to defend them. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing. Deutsche Bank is seeking to resolve these matters. The Group has recorded a provision with respect to these matters but has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Juergen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor informed that it will uphold its appeal only with respect to former Management Board members Juergen Fitschen, Rolf Breuer and Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Clemens Boersig and Tessen von Heydebreck for whom the acquittal thereby becomes binding.

The other investigation by the public prosecutor is ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less

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than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Discussions with the U.S. Department of Justice (DOJ) concerning a potential settlement of claims that the DOJ may consider bringing based on its investigation of Deutsche Bank’s RMBS origination and securitization activities began with an initial demand of U.S.$14 billion on September 12, 2016. Settlement discussions are ongoing. Deutsche Bank has entered into a tolling agreement with the DOJ in connection with various RMBS offerings to toll the relevant statutes of limitations. The Group has recorded provisions with respect to some of the regulatory investigations but not others. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Deutsche Bank is a defendant in a putative class action relating to its role as underwriter of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. Discovery is ongoing.

Deutsche Bank currently is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including: (1) Aozora Bank, Ltd. (alleging U.S.$ 31 million in damages); (2) the Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants); (3) the Federal Home Loan Bank of San Francisco; and (4) Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank). The complaints in the last two matters did not specify the damages sought.

On January 14, 2015, the court granted the motion of Deutsche Bank AG and its subsidiary Deutsche Bank Securities Inc. to dismiss the action brought against both entities by Aozora Bank, Ltd., relating to a CDO identified as Blue Edge ABS CDO, Ltd. Aozora appealed this decision and on March 30, 2016, an appellate court affirmed the lower court’s dismissal. A Deutsche Bank subsidiary, Deutsche Investment Management Americas, Inc., is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. relating to a CDO identified as Brooklyn Structured

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Finance CDO, Ltd. On October 14, 2015, the court denied defendants’ motion to dismiss Aozora’s fraud claims, and defendants have appealed the decision. Discovery is stayed pending the disposition of the appeals.

Deutsche Bank is a defendant in three actions brought by the FDIC relating to RMBS offerings. In separate actions brought by the FDIC as receiver for Colonial Bank and Guaranty Bank, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds, and discovery in these cases is ongoing. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In the case concerning Colonial Bank, a petition for rehearing was denied. A similar appeal remains pending in the action brought by the FDIC as receiver for Citizens National Bank and Strategic Capital Bank.

Deutsche Bank recently reached a settlement-in-principle to resolve claims brought by the Federal Home Loan Bank of San Francisco on two offerings described as resecuritizations of RMBS certificates for an amount not material to the Bank. Following this settlement-in-principle and two other previous partial settlements of claims, Deutsche Bank remains a defendant with respect to one RMBS offering, for which Deutsche Bank, as an underwriter, was provided contractual indemnification. No specific damages are alleged in the complaint.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. On April 29, 2016, Deutsche Bank filed a motion to dismiss, which is currently pending.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The complaint did not specify the amount of damages sought. On May 13, 2013, the court denied Deutsche Bank’s motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court’s decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court’s dismissal of the case. The court found that plaintiff’s cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations. On March 29, 2016, the court dismissed a substantially similar action commenced by HSBC as trustee, and on April 29, 2016, plaintiff filed a notice of appeal.

On February 18, 2016, Deutsche Bank and Amherst Advisory & Management LLC (Amherst) executed settlement agreements to resolve breach of contract actions relating to five RMBS trusts. Following a vote by the certificate holders in favor of the settlement, the trustee accepted the settlement agreements and dismissed the actions. A substantial portion of the settlement funds paid by Deutsche Bank with respect to one of the five trusts was reimbursed by a non-party to that litigation. The net economic impact of the settlements was materially reflected in prior periods.

Deutsche Bank was a defendant in an action brought by Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG) alleging common law and federal securities law claims related to the purchase of RMBS. On October 14, 2016, the parties finalized a settlement to resolve the matter for an amount not material to the Bank.

On February 3, 2016, Lehman Brothers Holding, Inc. instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. No specific damages are alleged in the complaint. The time to respond to the complaint has not yet expired.

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In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the Trust Indenture Act of 1939, based on Deutsche Bank’s alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the BlackRock Class Actions), one putative class action brought by Royal Park Investments SA/NV, and five individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 62 trusts, which allegedly suffered total realized collateral losses of U.S. $ 9.8 billion, although the complaint does not specify a damage amount. On July 15, 2016, a motion to dismiss was filed in that action, and discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 465 trusts, which allegedly suffered total realized collateral losses of U.S. $ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. Discovery has not yet commenced in that action. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. On September 23, 2016, an opposition to the motion for class certification was filed in that action, and discovery is ongoing.

The other five individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 46 RMBS trusts, and seeking over U.S. $ 527 million of damages; (c) the Western and Southern Life Insurance Company and five related entities (collectively “Western & Southern”), as investors in 18 RMBS trusts, against DBTNC as trustee for 12 of those trusts, which allegedly suffered total realized collateral losses of U.S.$ 1 billion, although the complaint does not specify a damage amount; (d) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (e) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 37 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, Deutsche Bank’s motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Western & Southern case, a motion to amend the complaint, which would reduce the number of trusts at issue to 10, was filed on September 27, 2016, and discovery is ongoing. In the Commerzbank case, Deutsche Bank’s motions to dismiss for failure to state a claim is pending and discovery is ongoing as to 19 trusts, but stayed as to 31 trusts. In the IKB case, a motion to dismiss was filed on October 5, 2016 and is pending, and limited discovery has commenced. In the Phoenix Light case, certain claims were dismissed, and other claims survived motions to dismiss. Discovery is generally ongoing as to the claims that survived motions to dismiss.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Precious Metals Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. Deutsche Bank is cooperating with these investigations, and engaging with relevant authorities, as appropriate. Relatedly, Deutsche Bank has been conducting its own internal review of Deutsche Bank’s historic participation in the precious metals benchmarks and other aspects of its precious metals trading and precious metals business.

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Deutsche Bank is a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes, but do not specify the damages sought. Deutsche Bank has reached agreements to settle both actions, the financial terms of which are not material to Deutsche Bank. The agreements remain subject to court approval.

In addition, Deutsche Bank is a defendant in Canadian class action proceedings in the province of Ontario concerning gold and in the provinces of Ontario and Quebec concerning silver. Each of the proceedings seeks damages for alleged violations of the Canadian Competition Act and other causes of action.

The Group has recorded provisions with respect to certain of these matters. The Group has not disclosed the amount of these provisions, nor has it disclosed whether it has established provisions with respect to other matters referred above or any contingent liability with respect to any of those matters, because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the U.K. and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted. The Group has recorded a provision with respect to this matter. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. These cases are in their early stages and are in the process of being consolidated.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. The district court dismissed the plaintiffs’ second amended complaint with prejudice, which dismissal was affirmed by the United States Court of Appeals for the Second Circuit. On June 8, 2015, the Supreme Court granted plaintiffs’ writ of certiorari petition, vacated judgment, and remanded the case to the Second Circuit for further consideration in light of its recent decision in Omnicare, Inc. v.

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Laborers District Council Construction Industry Pension Fund. On June 16, 2015, Deutsche Bank filed a motion with the Second Circuit requesting leave to submit briefing on the question of whether the Second Circuit’s prior decision in this case is consistent with the Supreme Court’s Omnicare decision. On July 21, 2015, the Court of Appeals remanded the action to the district court for further consideration in light of the Omnicare decision, and denied Deutsche Bank’s motion as moot. Deutsche Bank renewed its motion in the district court. The district court denied Deutsche Bank’s motion as premature and granted plaintiffs leave to file a third consolidated amended complaint by October 15, 2015, with no further extensions. On October 15, 2015, plaintiffs filed their third consolidated amended complaint, wherein plaintiffs allege unquantified but substantial losses in connection with alleged class-member purchases of trust preferred securities in five separate offerings. On December 14, 2015, defendants moved to dismiss the third consolidated amended complaint. On July 25, 2016, the court issued a decision dismissing certain claims from the action, including all claims as to three of the five offerings at issue, but allowed certain other claims to proceed. Deutsche Bank filed a motion for reconsideration, which was denied on September 8, 2016.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to seriously prejudice its outcome.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed to terminate certain employees, not rehire certain former employees and install an independent monitor for one year. In addition, the Federal Reserve Bank of New York ordered certain remedial measures, specifically, the requirement to ensure an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness. The investigations of the U.S. law enforcement agencies remain ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases are in their early stages and have been consolidated in the Southern District of New York.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

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Long-Term Debt

in € m.	Sep 30, 2016	Dec 31, 2015
Senior debt:

Bonds and notes
Fixed rate	81,466	86,255
Floating rate	36,598	38,963

Subordinated debt:

Bonds and notes
Fixed rate	4,817	4,602
Floating rate	1,846	1,811

Other	37,550	28,385

Total long-term debt	162,277	160,016

Shares Issued and Outstanding

in million	Sep 30, 2016	Dec 31, 2015
Shares issued	1,379.3	1,379.3

Shares in treasury	0.4	0.4

Thereof:

Buyback	0.1	0.3

Other	0.3	0.1

Shares outstanding	1,378.8	1,378.9

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Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Irrevocable lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Sep 30, 2016	Dec 31, 2015
Irrevocable lending commitments	159,684	174,549

Contingent liabilities	52,096	57,325

Total	211,780	231,874

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 280 million as of September 2016 and to € 155.5 million as of December 2015.

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

125	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2016, were loans and commitments of € 15 million and deposits of € 9 million. As of December 31, 2015, there were loans and commitments of € 11 million and deposits of € 8 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Sep 30, 2016	Dec 31, 2015
Loans outstanding, beginning of period	396	321

Loans issued during the period	134	464

Loan repayments during the period	204	376

Changes in the group of consolidated companies	0	(31)

Exchange rate changes/other	2	18

Loans outstanding, end of period[1]	328	396

Other credit risk related transactions:
Allowance for loan losses	1	1

Provision for loan losses	0	0

Guarantees and commitments	64	263

[1]Loans past due were €1 million as of September 30, 2016 and € 4 million as of December 31, 2015. For the above loans, the Group held collateral of € 22 million and € 69 million as of September 30, 2016 and December 31, 2015, respectively.

Deposits received

	Associated companies and other related parties
in € m.	Sep 30, 2016	Dec 31, 2015
Deposits, beginning of period	162	128

Deposits received during the period[1]	687	326

Deposits repaid during the period[1]	741	295

Changes in the group of consolidated companies	0	(0)

Exchange rate changes/other	(3)	2

Deposits, end of period	105	162

[1]Increased turnover on deposits due to refined methodology for presentation. The numbers for intraperiod deposits received and repaid are presented as gross versus net within prior periods.

Deutsche Bank	4 – Notes to the Consolidated Financial Statements	126
Interim Report as of September 30, 2016

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 11 million as of September 30, 2016, and € 32 million as of December 31, 2015. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 47 million as of September 30, 2016, and € 0 million as of December 31, 2015.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2016, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of September 30, 2016.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 3.6 billion as of September 30, 2016 (December 31, 2015: € 3.5 billion) and the disposal groups included liabilities of € 147 million as of September 30, 2016 (December 31, 2015: € 37 million).

In line with the Bank’s strategic intent and by further progressing on the execution of Strategy 2020, Deutsche Bank has agreed to sell its entire 19.99 % stake in Hua Xia Bank Company Limited (“Hua Xia”) to PICC Property and Casualty Company Limited. Accordingly, Deutsche Bank had reclassified its equity method investment of € 3.3 billion held in the PW&CC corporate division to the held-for-sale category as of year-end 2015. Due to the revaluation of the held-for-sale investment, the Group recorded an impairment loss of € 453 million in the nine months of 2016 on the non-current asset, marking it down to € 2.8 billion as of September 30, 2016. The impairment loss recorded in other income is largely a result of the decline in the share price of Hua Xia, an adverse exchange rate development and a dividend distribution received in the third quarter 2016. Due to the expected consideration for Hua Xia, other transaction-related effects partly compensate the decline in the share price and thus the overall net loss in the nine months of 2016 amounted to € 132 million. Along with the held-for-sale classification, accumulated other comprehensive income of € 662 million related to the investment had been reclassified within equity to unrealized net gains (losses) on assets classified as held for sale. The completion of the transaction is subject to customary closing conditions and regulatory approvals, including that of the China Banking Regulatory Commission for qualification of PICC Property & Casualty as a major shareholder in a PRC bank. The application has been accepted by the China Banking Regulatory Commission and the approval process is now anticipated to be finalized within the fourth quarter of 2016.

127	Deutsche Bank Interim Report as of September 30, 2016	Basis of Preparation – 78 Impact of Changes in Accountion Principles – 79 Segment Information – 82	Information on the Consolidated Income Statement – 85 Information on the Consolidated Balance Sheet – 88 Other Financial Information – 124

On April 15, 2016, the Group announced that it had reached an agreement with Macquarie Infrastructure Partners III (“MIP III”), a fund managed by Macquarie Infrastructure and Real Assets (“MIRA”), to sell Maher Terminals USA, LLC (“Maher Terminals”), a multi-user container terminal in Port Elizabeth, New Jersey. Under the transaction, MIP III has agreed to acquire 100 % of Maher Terminals. This is subject to regulatory approvals and is expected to close in the fourth quarter 2016. Following on from further progress made in the third quarter 2016, as of September 30, 2016, Maher Terminals has been classified as a disposal group held for sale. Prior to its reclassification, Maher Terminals had been accounted for as a consolidated legacy investment held within the NCOU.

On September 28, 2016, Deutsche Bank announced that it has reached an agreement with Phoenix Life Holdings Limited (“Phoenix Life”), a subsidiary of Phoenix Group Holdings, to sell its Abbey Life business (Abbey Life Assurance Company Limited, Abbey Life Trustee Services Limited and Abbey Life Trust Securities Limited) which is held within Deutsche Asset Management. Under the terms of the transaction, Phoenix Life will acquire 100 % of the Abbey Life business for GBP 935 million (€ 1,085 million, based on current exchange rates). The transaction is subject to regulatory approvals including that of the Prudential Regulatory Authority, as well as to a vote of the shareholders of Phoenix Group and the completion of a rights issue by Phoenix Group to fund the transaction. With the exception of the shareholder vote, which was approved on October 24, 2016, the remaining conditions are not expected to be satisfied before the publication of this report. With these conditions precedent, the Group does not consider held-for-sale classification appropriate as of September 30, 2016 and will not reclassify the disposal group as held for sale until there is greater certainty regarding the satisfaction of these conditions. The sale will have a net positive capital impact upon closing of the transaction and, on a pro-forma basis, would have improved Deutsche Bank’s Common Equity Tier 1 capital ratio (CRR/CRD 4 fully loaded) as of September 30, 2016 by approximately 10 basis points. The transaction will result in an expected pre-tax loss of approximately € 800 million, primarily resulting from impairment of goodwill and other intangible assets upon future classification of Abbey Life as a disposal group held-for-sale. The transaction is not expected to have a material impact on Deutsche Bank’s Available Distributable Items.

As of September 30, 2016 and December 31, 2015, there were unrealized net gains of € 662 million relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Disposals in 2016

Division	Disposal	Financial impact	Date of the disposal
Private, Wealth & Commercial Clients	Deutsche Bank completed the previously announced definitive agreement to sell its U.S. Private Client Services (PCS) business to Raymond James Financial, Inc.as of September 6, 2016.	None in 2016.	Third quarter 2016.

Events after the Reporting Period

On October 19, 2016, the Group signed an agreement to sell a portfolio of Spanish residential mortgages, commercial loans, and repossessed assets with a carrying value of €149 million. The sale completion will take place between November 2016 and January 2017 with a resulting loss of €81 million expected to be reported in the fourth quarter of 2016. Risk-weighted asset reduction is approximately €300 million.

Deutsche Bank	5 – Other Information	128
Interim Report as of September 30, 2016

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Measures

As part of its measurements, the Group uses fully loaded CRR/CRD 4 metrics, including with respect to regulatory assets, risk-weighted assets, capital and ratios thereof. Such fully loaded metrics are described in the “Management Report: Risk Report:” in the sections “Risk and Capital Performance” and “Leverage Ratio”, in this Interim Report which also provides reconciliation to the respective CRR/CRD 4 transitional or IFRS values.

Return on Equity Ratios

The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 55 % for the third quarter of 2016 and 1 % for the third quarter 2015. The tax rate was 67 % for the nine months ended September 30, 2016 and negative 37 % for the prior year’s comparative period. For the segments, the applied tax rate was 35 % for all reported periods.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments, as described in the section “Allocation of Average Shareholders’ Equity”. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

129	Deutsche Bank Interim Report as of September 30, 2016	Non-GAAP Financial Measures – 128 Imprint – 133

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Sep 30, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	330	640	117	216	68	(538)	(215)	619

Income tax expense								(340)

Net Income (loss)	216	419	77	141	45	(352)	(267)	278

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(22)	(22)

Net Income attributable to DB shareholders and additional equity components	216	419	77	141	45	(352)	(289)	256

Average shareholders’ equity	25,092	12,098	8,805	6,222	6,084	4,027	(321)	62,008

Add (deduct) :

Average goodwill and other intangible assets	(1,930)	(1,230)	(1,429)	(4,529)	(357)	(546)	175	(9,846)

Average tangible shareholders’ equity	23,162	10,868	7,376	1,694	5,727	3,482	(147)	52,162

Post-tax return on average shareholders’ equity (in %)	3.4	13.8	3.5	9.1	2.9	N/M	N/M	1.6

Post-tax return on average tangible shareholders’ equity (in %)	3.7	15.4	4.2	33.3	3.1	N/M	N/M	2.0

N/M – Not meaningful

	Three months ended Sep 30, 2015
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	(1,989)	(188)	(1,135)	142	(2,486)	(192)	(255)	(6,101)

Income tax expense								77

Net Income (loss)	(1,285)	(121)	(733)	92	(1,606)	(124)	(2,247)	(6,024)

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	12	12

Net Income attributable to DB shareholders and additional equity components	(1,285)	(121)	(733)	92	(1,606)	(124)	(2,236)	(6,013)

Average shareholders’ equity	25,263	12,973	10,950	5,698	8,183	5,891	75	69,034

Add (deduct) :

Average goodwill and other intangible assets	(2,972)	(1,665)	(2,772)	(4,838)	(2,876)	(597)	1,451	(14,268)

Average tangible shareholders’ equity	22,292	11,308	8,179	860	5,308	5,293	1,526	54,766

Post-tax return on average shareholders’ equity (in %)	(20.3)	(3.7)	(26.8)	6.4	(78.5)	N/M	N/M	(34.8)

Post-tax return on average tangible shareholders’ equity (in %)	(23.1)	(4.3)	(35.9)	42.7	(121.0)	N/M	N/M	(43.9)

N/M – Not meaningful

Deutsche Bank	5 – Other Information	130
Interim Report as of September 30, 2016

	Nine months ended Sep 30, 2016
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	753	1,387	367	549	369	(1,703)	(116)	1,606

Income tax expense								(1,071)

Net Income (loss)	492	907	240	359	241	(1,113)	(591)	534

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(47)	(47)

Net Income attributable to DB shareholders and additional equity components	492	907	240	359	241	(1,113)	(638)	488

Average shareholders’ equity	24,504	12,036	9,057	6,311	5,903	4,560	(79)	62,292

Add (deduct) :

Average goodwill and other intangible assets	(1,728)	(1,154)	(1,592)	(4,723)	(307)	(559)	90	(9,973)

Average tangible shareholders’ equity	22,776	10,882	7,465	1,588	5,595	4,001	11	52,319

Post-tax return on average shareholders’ equity (in %)	2.7	10.0	3.5	7.6	5.5	N/M	N/M	1.0

Post-tax return on average tangible shareholders’ equity (in %)	2.9	11.1	4.3	30.1	5.8	N/M	N/M	1.2

N/M – Not meaningful

	Nine months ended Sep 30, 2015
in € m. (unless stated otherwise)	Global Markets	Corporate & Investment Banking	Private, Wealth & Commercial Clients	Deutsche Asset Manage- ment	Postbank	Non-Core Operations Unit	Consoli- dation & Adjust- ments	Total Consoli- dated
Income (loss) before income taxes (IBIT)	(863)	1,130	(247)	511	(2,285)	(1,379)	(260)	(3,393)

Income tax expense								(1,254)

Net Income (loss)	(558)	730	(160)	330	(1,476)	(891)	(2,623)	(4,647)

Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	(26)	(26)

Net Income attributable to DB shareholders and additional equity components	(558)	730	(160)	330	(1,476)	(891)	(2,650)	(4,674)

Average shareholders’ equity	24,683	12,459	10,563	5,620	8,393	7,012	1,717	70,447

Add (deduct) :

Average goodwill and other intangible assets	(2,358)	(1,409)	(2,451)	(4,779)	(2,835)	(579)	(611)	(15,022)

Average tangible shareholders’ equity	22,325	11,050	8,112	841	5,558	6,433	1,106	55,425

Post-tax return on average shareholders’ equity (in %)	(3.0)	7.8	(2.0)	7.8	(23.4)	N/M	N/M	(8.8)

Post-tax return on average tangible shareholders’ equity (in %)	(3.3)	8.8	(2.6)	52.4	(35.4)	N/M	N/M	(11.2)

N/M – Not meaningful

131	Deutsche Bank Interim Report as of September 30, 2016	Non-GAAP Financial Measures – 128 Imprint – 133

Adjusted Costs

Adjusted costs is one of the key performance indicators outlined in Strategy 2020. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severance. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended
in € m.	Sep 30, 2016	Sep 30, 2015
Noninterest expenses	6,547	13,224

Impairment of goodwill and other intangible assets	(49)	5,770

Litigation	501	1,209

Policyholder benefits and claims	167	(29)

Restructuring and severance	76	63

Adjusted costs	5,852	6,210

	Nine months ended
in € m.	Sep 30, 2016	Sep 30, 2015
Noninterest expenses	20,450	29,700

Impairment of goodwill and other intangible assets	236	5,770

Litigation	809	3,980

Policyholder benefits and claims	285	134

Restructuring and severance	568	176

Adjusted costs	18,552	19,640

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Sep 30, 2016	Dec 31, 2015
Total shareholders’ equity (Book value)	61,770	62,678

Goodwill and other intangible assets	(9,560)	(10,078)

Tangible shareholders’ equity (Tangible book value)	52,210	52,600

Basic Shares Outstanding

in million (unless stated otherwise)	Sep 30, 2016	Dec 31, 2015
Number of shares issued	1,379.3	1,379.3

Treasury shares	(0.4)	(0.4)

Vested share awards	11.9	8.9

Basic shares outstanding	1,390.7	1,387.8

Book value per basic share outstanding in €	44.42	45.16

Tangible book value per basic share outstanding in €	37.54	37.90

Deutsche Bank	5 – Other Information	132
Interim Report as of September 30, 2016

Valuation Adjustments

In this document and other documents the Group has published or may publish, the Group refers to impacts on revenues and profit and loss from Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA), as well as from regulatory capital hedges in respect of Credit Valuation Adjustments (CVA).

DVA incorporates the impact of the Group’s own credit risk in the fair value of financial liabilities, including derivative contracts.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

CVA incorporates the impact of a counterparty’s credit risk in the fair value of derivatives. CRR/CRD 4 capital rules result in charges to the Group’s Risk Weighted Assets (RWAs) in respect of Credit Valuation Adjustments (CVA). The Group has sought to mitigate these RWA charges through hedging with credit default swaps. These regulatory capital hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item.

The Group believes that the presentation of revenues and profit and loss measures excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of its businesses impacted by such items.

133	Deutsche Bank Interim Report as of September 30, 2016	Non-GAAP Financial Measures – 128 Imprint – 133

Imprint

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 9 10 00

deutsche.bank@db.com

Investor Relations:

+49 69 9 10-3 80 80

db.ir@db.com

Publication

Published on October 27, 2016.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 11, 2016 under the heading “Risk Factors”.

2017

Financial Calendar
February 2, 2017
Preliminary results for the 2016
financial year
March 17, 2017
Annual Report 2016 and Form 20-F
April 27, 2017
Interim Report as of March 31, 2017
May 18, 2017
Annual General Meeting in the Festhalle
Frankfurt am Main (Exhibition Center)
July 27, 2017
Interim Report as of June 30, 2017
October 26, 2017
Interim Report as of September 30, 2017